As filed with the Securities and Exchange Commission on July 2, 2012
Registration Nos. 333-_____
and 811-10035

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☒
Post-Effective Amendment No.	☐
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 14	☒

Titanium Annuity Variable Account
(Exact Name of Registrant)

Protective Life Insurance Company
(Name of Depositor)

2801 Highway 280 South,
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
Depositor's Telephone Number, including Area Code:

Name and Address of Agent for Service:
Max Berueffy, Esq.
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Title of securities being registered:

Variable Annuity Policies

Prospectus
July 2, 2012

     Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the Titanium Investor Variable Annuity policy.

     The policy is issued by Protective Life Insurance Company. Prior to July 1, 2012, the policy was issued by United Investors Life Insurance Company. (See “Protective Life Insurance Company” for information about the merger of United Investors Life Insurance Company with and into Protective Life Insurance Company.) We do not currently offer this policy for sale to new purchasers.

     To learn more about the policy, you may want to look at the Statement of Additional Information dated July 2, 2012 (known as the “SAI”). For a free copy of the SAI, contact us at our administrative office:

Customer Service
Protective Life Insurance Company
Post Office Box 1928
Birmingham, AL 35282-8238
Toll Free: (800) 456-6330

     Protective Life has filed the SAI with the U.S. Securities and Exchange Commission (the “SEC”) and has incorporated it by reference into this prospectus. The SAI’s table of contents appears on page 46 of this prospectus.

     The SEC maintains an Internet website (http:// www.sec.gov) that contains the SAI, material incorporated by reference, and other information.

     Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Variable annuity policies involve certain risks, and you may lose some or all of your investment.

•	We do not guarantee how any of the subaccounts will perform.

•	The policy is not a deposit or obligation of any bank, and no bank or government agency endorses or guarantees the policy.

•	Neither the U.S. Government nor any Federal agency insures your investment in the policy.

TITANIUM INVESTORSM
VARIABLE ANNUITY

DEFERRED VARIABLE ANNUITY POLICY issued by

Protective Life Insurance Company
(formerly issued by

United Investors Life Insurance Company) through
Titanium Annuity Variable Account

The policy offers many funding choices—a fixed account (paying a guaranteed minimum fixed rate of interest) as well as variable subaccounts which invest in the following mutual fund portfolios:

The Alger Portfolios
•	Alger Balanced Portfolio–Class I-2 Shares
•	Alger Capital Appreciation Portfolio–Class I-2 Shares
•	Alger Growth & Income Portfolio-Class I-2 Shares
•	Alger Large Cap Growth Portfolio–Class I-2 Shares
•	Alger Mid Cap Growth Portfolio–Class I-2 Shares
•	Alger Small Cap Growth Portfolio–Class I-2 Shares
Dreyfus Variable Investment Fund
•	Dreyfus VIF-Appreciation Portfolio–Initial Shares
•	Dreyfus VIF-Money Market Portfolio
•	Dreyfus VIF-Quality Bond Portfolio–Initial Shares
The Dreyfus Socially Responsible Growth Fund, Inc.
•	The Dreyfus Socially Responsible Growth Fund, Inc. – Initial Shares
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
•	Invesco Van Kampen V.I. American Franchise Fund–Series I Shares (4)
•	Invesco Van Kampen V.I. Mid Cap Growth Fund–Series I Shares (3)(5)
•	Invesco V.I. Core Equity Fund–Series I Shares
•	Invesco V.I. Government Securities Fund–Series Shares I
•	Invesco V.I. International Growth Fund–Series I Shares
•	Invesco V.I. Technology Fund –Series I
•	Invesco V.I. Utilities Fund – Series I Shares
MFS® Variable Insurance TrustSM
•	MFS® Growth Series
•	MFS® High Income Series
•	MFS® Investors Trust Series
•	MFS® Research Series
•	MFS® Total Return Series
•	MFS® Value Series
DWS Scudder
•	DWS Dreman Small Mid Cap Value VIP – VSII Series
•	DWS Equity 500 Index VIP – DWS Invst. VIT Series
•	DWS High Income VIP – VSII Series
•	DWS Large Cap Value VIP VSII Series
•	DWS Small Mid Cap Growth VIP – VSII Series (1)
•	DWS Small Cap Index VIP – DWS Invst. VIT Series
Franklin Templeton Variable Insurance Products Trust
•	Franklin Large Cap Value Securities Fund–Class 2
•	Franklin Global Real Estate Securities Fund – Class 2
•	Templeton Foreign Securities Fund–Class 2
•	Templeton Global Bond Securities Fund–Class 2
Wells Fargo Advantage Variable Trust
•	Wells Fargo Advantage VT Discovery Fund Class 2
•	Wells Fargo Advantage VT Index Asset Allocation Fund – Class 2
•	Wells FargoAdvantage VT International Equity Fund – Class 1 (2)
•	Wells Fargo Advantage VT Opportunity Fund Class 2
•	Wells Fargo Advantage VT Small Cap Value Fund – Class 1 (2)
•	Wells Fargo Advantage VT Total Return Bond Fund – Class 2
1	Effective May 1, 2011, DWS Mid Cap Growth VIP merged into
DWS Small Cap Growth VIP
2	Effective July 16, 2010, the Wells Fargo Advantage VT
International Equity Fund and Wells Fargo Advantage VT Small
Cap Value Fund are no longer available for new investments due to the merger of Evergreen VA International Equity and VA Special
Values Funds into acquiring Wells Fargo Advantage VT Funds.
3	Effective May 2, 2011, the Invesco V.I. Dynamics Fund merged into the Invesco V.I. Capital Development Fund.
4	Effective April 30, 2012, the Invesco V.I. Capital Appreciation
Fund merged into the Invesco Van Kampen V. I. American
Franchise Fund.
5	Effective April 30, 2012, the Invesco V.I. Capital Development Fund
merged into the Invesco Van Kampen V.I. Mid Cap Growth Fund.

VARIABLE ANNUITY POLICIES:

ARE NOT FDIC INSURED	ARE NOT BANK GUARANTEED	MAY LOSE VALUE

Privacy Policy of Protective Life Insurance Company (inside front cover).

UI-503, Ed. 5-07

Glossary	1
Summary	2
The Policy	2
Annuity Payments	2
Purchasing the Policy	3
Funding Choices	3
Charges and Deductions	4
Fee Tables	5
Taxes	7
Surrender and Withdrawals	7
Death Benefit	7
Other Information	7
Inquiries	8
Protective Life Insurance Company	9
Titanium Annuity Variable Account	9
The Portfolios.	9
Fixed Account	14
The Policy	14
State Variations	14
Issuance of a Policy	14
Purchase Payments	15
Allocation of Purchase Payments	15
Policy Value	16
Variable Account Value	16
Fixed Account Value	17
Surrender and Withdrawals	17
Withdrawals	17
Automatic Partial Withdrawals	18
Surrender.	18
Restrictions Under the Texas ORP	18
Restrictions Under Other Qualified Policies	18
Transfers	18
Dollar Cost Averaging	21
Automatic Asset Rebalancing	22
Interest Sweep	22
Death Benefit	22
Required Distributions	23
“Free Look” Period	24
Policy Changes	25
Delay or Suspension of Payments	25
Charges and Deductions	26
Withdrawal Charge.	26
Waiver of Withdrawal Charges Rider	27
Annual Contract Maintenance Charge	28
Administration Fee	28
Mortality and Expense Risk Charge	28
Transaction Charge	29
Transfer Fee	29

i

Premium Taxes	29
Other Taxes	29
Fund Expenses	29
Reduction in Charges for Certain Groups	29
Annuity Payments	30
Election of Annuity Payment Option	30
Annuity Benefit Date	30
Annuity Payment Options	30
Distribution of the Policies	32
Federal Tax Matters	33
Taxation Of Annuities In General	33
Qualified Retirement Plans	37
Federal Income Tax Withholding	40
Historical Performance Data	40
Voting Rights	40
Legal Proceedings	41
Financial Statements	41
Condensed Financial Information	42
Statement of Additional Information	46
Appendix A: State Variations	47

The policy is not available in all states. This prospectus is not an offer to sell securities in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

ii

Glossary
Annuitant	The annuitant is the individual whose life expectancy determines the size of annuity payments and whose actual lifetime may determine the duration of annuity payments.
Annuity Benefit Date	The date (or dates) on which annuity payments are to start.
Beneficiary	The beneficiary is the individual or individuals to whom the death benefit is paid if the owner (and any joint owner) dies before the annuity benefit date.
Business Day	Each day that the New York Stock Exchange is open for regular trading and our administrative office is open for business. The close of regular trading on the New
York Stock Exchange usually is 4:00 p.m. Eastern Time. Currently, the Friday after
Thanksgiving, and, in most years, December 24 (Christmas Eve day) and December
31 (New Year’s Eve day), are not business days. (The policy form uses the term
“Valuation Date” to refer to business days.)
Joint Annuitant	The joint annuitant, if any, is a second individual whose joint life expectancy with the annuitant determines the size of annuity payments and whose actual lifetime with the annuitant may determine the duration of annuity payments.
Net Purchase Payment	The purchase payment less any deduction for premium taxes.
Owner’s Designated	The owner’s designated beneficiary (a joint owner, if any, or the beneficiary named
Beneficiary	in the policy) is the individual who becomes owner of the policy upon the death of an owner.
Policy Year	A policy year is a year that starts on the policy’s effective date or on a policy anniversary.
Policy Value	The Policy Value is equal to the Variable Account Value plus the Fixed Account Value.
Surrender Value	The policy value less any withdrawal charges, the annual contract maintenance charge, and applicable deductions for premium taxes.
We, Us, Our	We are Protective Life Insurance Company.
You, Your	You are the policy owner.

Summary

This is a summary of some of the more important points that you should know about the Titanium Investor Variable Annuity policy. This policy is no longer being sold, although you can still make additional purchase payments if you own a policy.

The Policy

     The Titanium Investor Variable Annuity policy lets you invest on a tax-deferred basis for your retirement or other long-term purposes. Tax deferral allows the entire amount you have invested, and earnings, if any, to remain in the policy where they can continue to produce an investment return. Therefore, your money could grow faster than in a comparable taxable investment where current income taxes would be due each year.

     You may divide your Titanium Investor annuity policy value among the fixed account and the variable subaccounts. Each subaccount invests exclusively in shares of a single mutual fund portfolio. We guarantee the principal and a minimum interest rate you will receive from the fixed account. However, the value of what you allocate to the variable subaccounts is not guaranteed. Instead, your investment in the variable subaccounts will go up or down with the performance of the particular mutual fund portfolio you select. You may lose money on investments in the variable subaccounts.

     Like most annuity policies, different rules apply to the Titanium Investor annuity policy before and after the annuity benefit date you select for your policy. Before the annuity benefit date, you may invest more money in your policy. After the annuity benefit date, we make one or more annuity payments. The amount of money you accumulate in your policy before the annuity benefit date has a major effect on the size of the payments we make after the annuity benefit date.

     This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this policy if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

     There are various additional fees and charges associated with variable annuities. You should consider whether the features and benefits unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit and the guaranteed level of certain charges are appropriate for your needs. Variable annuities provide tax-deferral when purchased outside of qualified plans. However, the tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan, since the plan would already provide tax deferral in most cases.

Annuity Payments

     On the annuity benefit date, you may apply your policy value to receive fixed annuity payments, variable annuity payments or a combination. We guarantee that fixed annuity payments will remain constant throughout the payment period. However, the amount of each variable annuity payment will go up or down with the performance of the particular subaccounts you select.

     You may choose among the following types of annuity payments:

1.	Payments for the lifetime of an individual you select (the annuitant).
2.	Payments for the lifetime of the survivor of two individuals you select (the annuitant and joint annuitant).
3.	Payments for the lifetime of an individual (the annuitant), but guaranteed to continue for various periods of between 5 years and 30 years.

     Other annuity payment options are available with our written consent.

Purchasing the Policy

     Your policy can be either a “qualified” policy (one that is designed for use with retirement plans entitled to special income tax treatment under the Internal Revenue Code, e.g., IRAs and Roth IRAs), or a policy on a non-qualified tax basis. For a non-qualified policy, the minimum initial investment is $2,000. For a qualified policy, the initial investment must be at least $1,200. As an exception, we will accept installments of at least $100 per month through a bank draft authorization or a pre-approved group payment method for both qualified or non-qualified policies. You can make more investments of at least $100 each before the annuity benefit date (or your age 90 if earlier).

Funding Choices

     You may allocate each new investment (and your existing policy value) among variable subaccounts which invest in the following mutual fund portfolios:

The Alger Portfolios

•	Alger Balanced Portfolio–Class I-2 Shares

•	Alger Capital Appreciation Portfolio–Class I-2 Shares

•	Alger Growth & Income Portfolio-Class I-2 Shares

•	Alger Large Cap Growth Portfolio–Class I-2 Shares

•	Alger Mid Cap Growth Portfolio–Class I-2 Shares

•	Alger Small Cap Growth Portfolio–Class I-2 Shares

Dreyfus Variable Investment Fund

•	Dreyfus VIF-Appreciation Portfolio–Initial Shares

•	Dreyfus VIF-Money Market Portfolio

•	Dreyfus VIF-Quality Bond Portfolio–Initial Shares

The Dreyfus Socially Responsible Growth Fund, Inc.

•	The Dreyfus Socially Responsible Growth Fund, Inc. – Initial Shares

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

•	Invesco Van Kampen V.I. American Franchise Fund–Series I Shares (4)

•	Invesco Van Kampen V.I. Mid Cap Growth Fund–Series I Shares (3)(5)

•	Invesco V.I. Core Equity Fund–Series I Shares

•	Invesco V.I. Government Securities Fund– Series Shares I

•	Invesco V.I. International Growth Fund– Series I Shares

•	Invesco V.I. Technology Fund –Series I

•	Invesco V.I. Utilities Fund – Series I Shares

MFS® Variable Insurance TrustSM

•	MFS® Growth Series

•	MFS® High Income Series

•	MFS® Investors Trust Series

•	MFS® Research Series

•	MFS® Total Return Series

•	MFS® Value Series

DWS Scudder

•	DWS Dreman Small Mid Cap Value VIP – VSII Series

•	DWS Equity 500 Index VIP – DWS Invst. VIT Series

•	DWS High Income VIP – VSII Series

•	DWS Large Cap Value VIP VSII Series

•	DWS Small Mid Cap Growth VIP – VSII Series (1)

•	DWS Small Cap Index VIP – DWS Invst. VIT Series

Franklin Templeton Variable Insurance Products Trust

•	Large Cap Value Securities Fund–Class 2

•	Franklin Global Real Estate Securities Fund-
Class 2

•	Templeton Foreign Securities Fund–Class 2

•	Templeton Global Bond Securities Fund–
Class 2

Wells Fargo Advantage Variable Trust

•	Wells Fargo Advantage VT Discovery Fund Class 2

•	Wells Fargo Advantage VT Index Asset Allocation Fund – Class 2

•	Wells Fargo Advantage VT International Equity Fund – Class 1 (2)

•	Wells Fargo Advantage VT Opportunity Fund Class 2

•	Wells Fargo Advantage VT Small Cap Value Fund – Class 1 (2)

•	Wells Fargo Advantage VT Total Return Bond Fund – Class 2

1	Effective May 1, 2011, DWS Mid Cap Growth VIP merged into DWS Small Cap Growth VIP

2
Effective July 16, 2010, the Wells Fargo Advantage VT International Equity Fund and Wells Fargo Advantage VT Small Cap Value Fund are no longer available for new investments due to the merger of Evergreen VA International Equity and VA Special Values Funds into acquiring Wells Fargo Advantage VT Funds.

3	Effective May 2, 2011, the Invesco V.I. Dynamics Fund merged into the Invesco V.I. Capital Development Fund.

4	Effective April 30, 2012, the Invesco V.I. Capital Appreciation Fund merged into the Invesco Van Kampen V. I. American Franchise Fund.

5	Effective April 30, 2012, the Invesco V.I. Capital Development Fund merged into the Invesco Van Kampen V.I. Mid Cap Growth Fund.

     In most states, you may also allocate purchase payments and your policy value to the fixed account. (See “Appendix A” for state variations). We guarantee your fixed account allocation will earn at least 3% interest per year.

Charges and Deductions

     We do not deduct any charges from your purchase payments when received, except for any premium taxes charged in your location.

     We make two types of deductions from your policy value for certain administrative expenses. First, we deduct a flat charge of $35 a year from each policy. We will waive this charge if your policy value on the policy anniversary is at least $75,000. Second, we deduct a daily charge at an effective annual rate of 0.15% of the assets of each variable subaccount.

     If you surrender your policy or make a cash withdrawal, we may deduct a withdrawal charge. This withdrawal charge is 9% of purchase payments withdrawn that are less than two years old. It decreases over time following receipt of the purchase payment deemed to be withdrawn. There is no withdrawal charge on purchase payments ten or more years old at the time they are withdrawn.

     We also do not deduct a withdrawal charge on the free withdrawal amount. In the first policy year, the free withdrawal amount is equal to the larger of:

(a)	10% of all purchase payments received; or
(b)	100% of earnings. Earnings are the amount by which your policy value exceeds the total purchase payments you have made.
     After the first policy year, the free withdrawal amount is equal to the larger of:

(a)	10% of the policy value at the time of the withdrawal; or
(b)	100% of earnings.

     For each withdrawal in excess of 12 in any one policy year, we deduct a transaction charge of the lesser of $20 or 2% of the amount withdrawn.

     You may make up to 12 transfers between subaccounts and/or the fixed account each year without charge. For each transfer in excess of 12 in one policy year, we charge a fee of $25.

     We also deduct a daily charge from the variable subaccounts to compensate us for certain mortality and expense risks. This charge is at an effective annual rate of 1.25% of the daily net assets of the variable subaccounts.

     In addition, investment management fees, 12b-1 fees, and other expenses are deducted from each applicable portfolio.

Fee Tables

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between the subaccounts and the fixed account. State and local premium taxes may also be deducted.

Transaction Fees

Charge	Amount Deducted—Maximum Guaranteed Charge
Policyowner Transaction Expenses
Withdrawal Charges(1) (as a percentage of	Upon withdrawal or surrender, 9% of purchase payments
purchase payment being withdrawn)	withdrawn that are less than 2 years old
Transaction Charge	The lesser of $20 or 2% of the amount withdrawn
upon each withdrawal in excess of 12 per policy year
Transfer Fee	$25 upon each transfer in excess of 12 per policy year
Premium Tax Charge	0%-3.50%
(1) Withdrawal Charge (% of purchase payment being withdrawn):

Years Since Purchase Payment	<1	1	2	3	4	5	6	7	8	9	10+
Charge:	9%	9%	8.5%	8.5%	8.5%	8%	7%	6%	4%	2%	0%
The charge is lower in some states. See Appendix A.

     The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	Amount Deducted—Maximum Guaranteed Charge
Annual Contract Maintenance Charge(2):	$35 each policy anniversary
Variable Account Annual Expenses (as a percentage of daily net assets): Mortality and Expense Risk Charge Administration Fee Total Variable Account Annual Expenses	Daily charge at annual rate of 1.25% Daily charge at annual rate of 0.15% Daily charge at annual rate of 1.40%
(2) This charge is waived on any policy anniversary on which the policy value equals or exceeds $75,000.

     The next item shows the lowest and highest total operating expenses deducted from portfolio assets (before waiver or reimbursement) during the fiscal year ended December 31, 2011. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses:	Lowest		Highest
Total Annual Portfolio Operating Expenses (expenses that are deducted
from portfolio assets, including management fees, distribution or service	0.33%	—	1.37%
fees (12b-1 fees), and other expenses as a percentage of net assets of the portfolio)

Examples: The following examples are intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, variable account annual expenses, and portfolio operating expenses. These examples reflect the $35 annual policy fee as a charge of 0.15% of assets in the subaccounts. These examples do not reflect any premium tax charges.

     The examples assume that you invest $10,000 in the policy for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum and minimum portfolio fees and expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

 If you surrender your policy at the end of the applicable time period, you would pay the following expenses:

	1 year	3 years	5 years	10 years
Maximum Portfolio Expenses	$1,180	$1,726	$2,298	$3,171
Minimum Portfolio Expenses	$1,073	$1,405	$1,761	$2,095

     If you annuitize or do not surrender your policy at the end of the applicable time period, you would pay the following expenses:

	1 year	3 years	5 years	10 years
Maximum Portfolio Expenses	$ 173	$ 555	$ 961	$2,095
Minimum Portfolio Expenses	$ 280	$ 876	$1,498	$3,171

     These examples are not intended to represent past or future expenses. Actual expenses may be greater or less than those shown. The assumed 5% return is purely hypothetical. Actual returns (investment performance) will vary, and may be more or less than 5%.

Taxes

     You are generally required to pay taxes on amounts earned in a non-qualified policy only when they are withdrawn. When you take distributions or withdrawals from your policy before your annuity benefit date, taxable earnings (if any) are considered to be paid out first, followed by your investment in the policy. After the annuity benefit date, annuity payments from non-qualified policies are considered in part a return of your investment so that a portion of each payment is not taxable until your investment in the policy has been recovered.

     You are generally required to pay taxes on all amounts withdrawn from a qualified policy because in most cases purchase payments were made with before-tax dollars. You are not required to pay taxes on distributions of purchase payments made with after-tax dollars.

     Taxable distributions from the policy are taxed as ordinary income. You may owe a 10% Federal tax penalty for distributions or withdrawals taken before age 59 1 / 2 .

Surrender and Withdrawals

     You may surrender the policy before the annuity benefit date for the surrender value, which is the policy value less any withdrawal charge, the annual contract maintenance charge, and any premium tax charge.

     You may make a withdrawal of cash from your surrender value. The withdrawal must be at least $250, and the policy value remaining after the withdrawal must be at least $2,000. If the policy value remaining is less than $2,000, we will treat the request for withdrawal as a request for complete surrender of the policy.

     Surrenders and withdrawals may be taxable, and if taken before age 59 ½, a 10% Federal tax penalty may apply. Surrenders and withdrawals from qualified policies may be severely restricted or prohibited.

     You cannot surrender the policy or make a withdrawal after the annuity benefit date.

     Withdrawals will negatively affect your policy value and may negatively affect the death benefit and any other policy guarantees.

Death Benefit

     The policy provides a death benefit if any policy owner dies before the annuity benefit date. We will pay the death benefit in a lump sum or as a series of annuity payments, as permitted under applicable law.

The death benefit is the greatest of:

(a)	the total purchase payments you have invested in the policy (reduced for any withdrawals you have made and withdrawal charges); or
(b)	your policy value at the time the death benefit is paid; or
(c)
the highest of your policy value on the fifth anniversary date, and every fifth anniversary thereafter prior to the policy owner’s or any joint owner’s 80th birthday (or the annuitant’s 80th birthday if the policy owner is not a natural person), plus any purchase payments made since then, reduced for any withdrawals you have made, and withdrawal charges you have incurred since then.

Other Information

     Free Look: You may cancel the policy by returning it either to our administrative office or to the registered agent who sold it within 10 days after you receive it. When we receive the returned policy, we will cancel it and generally refund your policy value plus any contract fees and other charges paid. In some states we will refund the full amount of your purchase payments instead. (The “free look” period may be longer in some states.)

     Automatic Partial Withdrawals: You may arrange for automatic partial withdrawals of the same dollar amount to be made every month, three months, six months, or twelve months. Automatic partial withdrawals cannot exceed the free withdrawal amount in any one policy year. Automatic partial withdrawals are not subject to the $250 minimum amount, or to the transaction charge for more than 12 withdrawals in any one policy year. These withdrawals may be taxable, and you may also incur a 10% Federal tax penalty before age 59 1 / 2 . See “Federal Tax Matters.”

     Waiver of Withdrawal Charges Rider: If your policy includes the waiver of withdrawal charges rider, we will waive withdrawal charges under certain conditions if you (1) become confined in a qualified nursing home, qualified hospital, or qualified hospice care program; (2) become totally disabled; or (3) are diagnosed with a terminal illness. (See “Appendix A” for state variations.)

     Transfers: Before the annuity benefit date, you (or your registered representative if written authorization is on file) may transfer all or part of your policy value among the several funding choices. However, you may transfer out of the fixed account only once a policy year (except dollar cost averaging, automatic asset rebalancing or interest sweep transfers). Other restrictions may apply, especially to fixed account transfers.

     After the annuity benefit date, the annuitant may reallocate the annuity interest among the variable subaccounts or from the variable subaccounts to the fixed account once each policy year. However, after the annuity benefit date, transfers from the fixed account to the variable subaccounts are not permitted.

     Dollar Cost Averaging: Before the annuity benefit date, you may have automatic transfers of a pre-determined amount made from the fixed account or the money market variable subaccount to any of the other variable subaccounts. Certain minimums and other restrictions apply.

     Automatic Asset Rebalancing: Before the annuity benefit date, this option allows you to have automatic transfers occur at selected intervals to rebalance your policy value according to your current premium allocation instructions. Certain minimums and other restrictions apply.

     Interest Sweep: This option allows you to transfer interest earned on the fixed account to any combination of the variable subaccounts. Certain minimums and other restrictions apply.

     Tax-Free “Section 1035” Exchanges: You can generally exchange one annuity policy for another in a tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, there will be a new surrender charge period for this policy, other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise). If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

     Financial Information: Condensed financial information for the variable subaccounts begins at page 42 of this prospectus. Our financial statements and those for the variable account are in the Statement of Additional Information.

     State Variations: Certain provisions of the policies may be different than the general description in this prospectus, and certain riders and options may not be available, because of legal requirements in your state. See your policy for specific variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy. Contact our administrative office for additional information that may be applicable to your state.

Inquiries

     If you have questions about your policy or need to make changes, contact your registered representative who sold you the policy, or contact us at our administrative office:

Customer Service
Protective Life Insurance Company
Post Office Box 1928
Birmingham, AL 35282-8238
Toll Free: (800) 456-6330

     NOTE: Because this is a summary, it does not contain all the information that may be important to you. You should carefully read this entire prospectus and the prospectuses of the portfolios before investing. For qualified policies, the requirements of a particular retirement plan, an endorsement to the policy, or limitations or penalties imposed by the Internal Revenue Code may impose limits or restrictions on purchase payments, surrenders, distributions or benefits, or on other provisions of the policy. This prospectus does not describe all of the limitations or restrictions. (See “Qualified Retirement Plans.”)

Protective Life Insurance Company

     The policy is issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2011, Protective Life had total assets of approximately $52.8 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $52.9 billion at December 31, 2011.

     Prior to July 1, 2012, the policy was issued by United Investors Life Insurance Company (“United Investors”), at that time a wholly owned subsidiary of Protective Life. United Investors was incorporated in the State of Missouri on August 17, 1981, as the successor to a company of the same name established in Missouri on September 27, 1961. On December 31, 2010, Protective Life acquired the stock of United Investors, and effective following the close of business on July 1, 2012, United Investors merged with and into Protective Life. Protective Life was the surviving company, and assumed responsibility for United Investor’s obligations under the policy.

     (Please note:) The merger will not affect your policy benefits or any other terms or conditions under the policy; there are no tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Titanium Annuity Variable Account

     The variable subaccounts are divisions of the Titanium Annuity Variable Account (the “Variable Account”). The Variable Account was established as a segregated asset account on September 15, 1999. In connection with the merger of United Investors Life Insurance Company with and into Protective Life, the Variable Account was transferred to Protective Life on July 1, 2012.

     The Variable Account will receive and invest the premiums allocated to the variable subaccounts. Our Variable Account is currently divided into 39 subaccounts. Each subaccount invests exclusively in shares of a single mutual fund portfolio. Income, gains and losses, whether or not realized, arising from the assets of each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount of the Variable Account or arising out of any other business we may conduct.

     The assets in the Variable Account are our property and we are obligated to pay all benefits under the policy. However, the assets allocated to the variable subaccounts under the policy attributable to the cash values of the policies are not chargeable with liabilities arising out of any other business that we may conduct.

     The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). It meets the definition of a “separate account” under the Federal securities law. However, the SEC does not supervise the management or investment practices or policies of the Variable Account or us.

     We do not guarantee any money you place in the subaccounts. The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio. You could lose some or all of your money.

The Portfolios

     Each subaccount of the Variable Account invests exclusively in shares of a particular mutual fund portfolio. The assets of each portfolio are separate from the assets of the other portfolios. Thus, each portfolio operates separately, and the income, gains, or losses of one portfolio have no effect on the investment performance of any other portfolio. The subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

     You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

     In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the mutual fund portfolios that is available to you, including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund. After you select portfolios, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

     You bear the risk of any decline in the cash value of your policy resulting from the performance of the portfolios you have chosen.

     We do not provide investment advice and we do not recommend or endorse any particular mutual fund portfolios.

     The following table summarizes each portfolio’s investment objective(s). There is no assurance that any of the portfolios will achieve their stated objective(s). You can find more detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios. You should read those prospectuses carefully and keep them for future reference.

     The following mutual fund portfolios are currently offered to policy owners through the subaccounts of the Variable Account.

Portfolio	Investment Objective(s) and Certain Policies
Alger Balanced Portfolio-	This Fund’s objective is to seek current income and long-term
Class I-2 Shares	capital appreciation.
Alger Capital Appreciation Portfolio-	This Fund’s objective is to seek long-term capital appreciation.
Class I-2 Shares
Alger Growth & Income Portfolio-	This Fund’s objective is to provide capital appreciation and current
Class I-2 Shares	income.
Alger Large Cap Growth Portfolio-	This Fund’s objective is to seek long-term capital appreciation.
Class I-2 Shares
Alger Mid Cap Growth Portfolio-	This Fund’s objective is to seek long-term capital appreciation.
Class I-2 Shares
Alger Small Cap Growth Portfolio-	This Fund’s objective is to seek long-term capital appreciation.
Class I-2 Shares
Dreyfus VIF- Appreciation Portfolio-	This Fund’s objective is to seek long-term capital growth consistent
Initial Shares	with the preservation of capital. Its secondary goal is current income.
Dreyfus VIF- Money Market Portfolio*	This Fund’s objective is to seek as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.
Dreyfus VIF- Quality Bond Portfolio-	This Fund’s objective is to maximize total return, consisting of capital
Initial Shares	appreciation and current income.
The Dreyfus Socially Responsible	This Fund’s objective is to provide capital growth, with current
Growth Fund, Inc.- Initial Shares	income as a secondary goal.

*
During periods of low market interest rates, the yield of the money market subaccount may be very low or even negative, due to policy charges. There is no assurance that the Dreyfus VIF- Money Market Portfolio will maintain a stable net asset value per share.

Portfolio	Investment Objective(s) and Certain Policies
Invesco Van Kampen V.I. American	This Fund’s objective is to seek capital growth.
Franchise Fund- Series I Shares(2)
Invesco Van Kampen V.I. Mid Cap	This Fund’s objective is to seek capital growth.
Growth Fund- Series I Shares(1)(3)
Invesco V.I. Core Equity Fund-Series	This Fund’s objective is to seek long-term growth of capital.
Shares
Invesco V.I. Government Securities	This Fund’s objective is to seek total return, comprised of current
Fund- Series Shares I	income and capital appreciation.
Invesco V.I. International Growth Fund-	This Fund’s objective is to seek long-term growth of capital.
Series I Shares
Invesco V.I. Technology Fund- Series I	This Fund’s objective is to seek long-term growth of capital.
Invesco V.I. Utilities Fund-	This Fund’s objective is to seek long-term growth of capital and,
Series I Shares	secondarily, current income.
MFS Growth Series	This Fund’s objective is to seek capital appreciation.
MFS High Income Series	This Fund’s objective is to seek total return with an emphasis on high current income, but also considering capital appreciation.
MFS Investors Trust Series	This Fund’s objective is to seek capital appreciation.
MFS Research Series	This Fund’s objective is to seek capital appreciation.
MFS Total Return Series	This Fund’s objective is to seek total return.
MFS Value Series	This Fund’s objective is to seek capital appreciation.
DWS Dreman Small Mid Cap Value	This Fund’s objective is to seek long-term capital appreciation.
VIP- VSII Series
DWS Equity 500 Index VIP-	This Fund’s objective is to replicate, as closely as possible, before the
DWS Invst. VIT Series	deduction of expenses, the performance of the Standard & Poor’s 500
Composite Stock Price Index (the “S&P 500® Index”), which
emphasizes stocks of large US companies.
DWS High Income VIP-VSII Series	This Fund’s objective is to provide a high level of current income.
DWS Large Cap Value VIP- VSII Series	This Fund’s objective is to achieve a high rate of total return.
DWS Small Mid Cap Growth VIP-	This Fund’s objective is to seek long-term capital appreciation.
VSII Series (N/A)
DWS Small Cap Index VIP-DWS	This Fund’s objective is to replicate, as closely as possible, before the
Invst. VIT Series	deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small US companies.
Franklin Large Cap Value Securities	This Fund’s objective is to seek long-term capital appreciation.
Fund- Class 2
Franklin Global Real Estate Securities	This Fund’s objective is to seek high total return.
Fund- Class 2
Templeton Foreign Securities Fund-	This Fund’s objective is to seek long-term capital growth.
Class 2

1	Effective May 2, 2011, the Invesco V.I. Dynamics Fund merged into the Invesco V.I. Capital Development Fund.
2	Effective April 30, 2012, the Invesco V.I. Capital Appreciation Fund merged into the Invesco Van Kampen V. I. American Franchise Fund.
3	Effective April 30, 2012, the Invesco V.I. Capital Development Fund merged into the Invesco Van Kampen V.I. Mid Cap Growth Fund.

Portfolio	Investment Objective(s) and Certain Policies
Templeton Global Bond Securities	This Fund’s objective is to provide high current income, consistent
Fund- Class 2	with preservation of capital. Capital appreciation is a secondary consideration.
Wells Fargo Advantage VT Discovery	This Fund’s objective is to seek long-term capital appreciation.
Fund Class 2
Wells Fargo Advantage VT Index Asset	This Fund’s objective is to seek long-term total return, consisting of
Allocation Fund- Class 2	capital appreciation and current income.
Wells Fargo Advantage VT International	This Fund’s objective is to seek long-term capital appreciation.
Equity Fund- Class 1 (N/A)
Wells Fargo Advantage VT	This Fund’s objective is to seek long-term capital appreciation.
Opportunity Fund-Class 2
Wells Fargo Advantage VT Small Cap	This Fund’s objective is to seek long-term capital appreciation.
Value Fund- Class 1 (N/A)
Wells Fargo Advantage VT Total	This Fund’s objective is to seek total return, consisting of income and
Return Bond Fund- Class 2	capital appreciation.

     We may add new portfolios, delete any of the current portfolios, or substitute new portfolios for the current ones. See the Statement of Additional Information.

     In addition to the Variable Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, see the prospectuses of the portfolios.

     These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment advisor or manager. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios.

There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment advisor or manager and the same investment objectives and policies, and a very similar name.

Certain Payments We Receive with Regard to the Portfolios

     We (and our affiliates) may receive payments from the portfolios, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by portfolio (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the policy, and, in our role as intermediary, the portfolios. We (and our affiliates) may profit from these payments.

     12b-1 Fees. We receive 12b-1 fees from the portfolios, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular portfolio attributable to the policy and to certain other variable insurance contracts issued or administered by us. Rule 12b-1 fees are paid out of Portfolio assets as part of the portfolio’s total annual fund operating expenses. Payments made out of portfolio assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The chart below shows the maximum 12b-1 fees we anticipate we will receive from the portfolios on an annual basis:

Incoming 12b-1 Fees
Paid to us:	Maximum 12b-1 fee
Franklin Templeton Variable Insurance Products Trust	0.25%
Wells Fargo Advantage Variable Insurance Trust	0.25%
The Alger Portfolios	0.00%
Dreyfus Variable Investment Fund	0.00%
The Dreyfus Socially Responsible Growth Fund, Inc.	0.00%
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	0.00%
MFS® Variable Insurance Trust	0.00%
DWS Scudder	0.00%

     Payments from Advisers and/or Distributors. As of the date of this prospectus, we (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of all of the Portfolios. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Portfolio assets. Owners, through their indirect investment in the Portfolios, bear the costs of these investment advisory fees (see the Portfolios’ prospectuses for more information). The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Portfolio attributable to the Policy and to certain other variable insurance contracts issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Portfolios currently range from 0.00% to0.25% of Portfolio assets attributable to our variable insurance contracts.

     Other Payments. A Portfolio’s adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/or broker-dealers that sell the Policy (“selling firms”) with marketing support may, pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

     For details about the compensation payments we make in connection with the sale of the Policies, see “Distribution of the Policies.”

Fund Management

     The Alger Portfolios. Fred Alger Management, Inc. is the investment adviser of the Alger Portfolios and provides investment advisory services to its portfolios.

     Dreyfus Variable Investment Fund. The Dreyfus Corporation (“Dreyfus”) is the investment adviser of Dreyfus Variable Investment Fund and provides investment advisory services to its portfolios. Fayez Sarofim & Co. is the sub-investment advisor of the Appreciation Portfolio, for which it provides investment advisory assistance and day-to-day management.

     DWS Variable Series II. Deutsche Investment Management Americas Inc. is the investment adviser of the DWS portfolios and provides investment advisory services to its portfolios. Deutsche Asset Management International GmbH (DeAMi) is the subadvisor of the DWS Large Cap Value VIP. Dreman Value Management, L.L.C. is the subadvisor of the DWS Small Mid Cap Value VIP. Northern Trust Investments, Inc. is the subadvisor of the DWS Equity 500 Index VIP and the DWS Small Cap Index VIP.

     Franklin Templeton Variable Insurance Products Trust. Franklin Advisory Services, LLC is the investment manager of the Franklin Large Cap Value Securities Fund. Franklin Templeton Institutional, LLC is the investment manager of the Franklin Global Real Estate Securities Fund. Franklin Advisers, Inc. is the investment manager of the Templeton Global Bond Securities Fund. Templeton Investment Counsel, LLC is the investment manager of the Templeton Foreign Securities Fund.

     AIM Variable Insurance Funds (Invesco Variable Insurance Funds). Invesco Advisers, Inc. is the investment adviser of the Invesco Variable Insurance Funds and provides investment advisory services to its portfolios.

     MFS® Variable Insurance Trust (sm). Massachusetts Financial Services Company (“MFS”) is the investment adviser of the MFS Variable Insurance Trust and provides investment advisory services to its portfolios.

     Wells Fargo Advantage Funds ® - Variable Trust. Wells Fargo Funds Management, LLC is the investment adviser for the portfolios and provides investment advisory services to its portfolios. Wells Capital Management Incorporated is the subadvisor for the portfolios, for which it provides investment advisory assistance and day-today management.

Fixed Account

     The funding choice guaranteeing your principal and a minimum fixed rate of interest is called the “fixed account.” It is not registered under the Securities Act of 1933, and it is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests therein are subject to the provisions or restrictions of these Federal securities laws, and the disclosure regarding the fixed account has not been reviewed by the staff of the SEC.

     The fixed account is a part of our general account, which includes all of our assets other than those in any separate account. We guarantee that we will credit interest at a rate of not less than 3% per year to investment amounts allocated to the fixed account. We may credit interest at a rate in excess of 3% per year, but any excess interest credited will be determined in our sole discretion. The policy owner assumes the risk that interest credited to the fixed account may not exceed 3% per year. The fixed account is not available in all states. (See “Appendix A.”)

     As the policy owner, you determine the allocation of policy value to the fixed account. Before the annuity benefit date, you may transfer all or part of the values held in the fixed account to one or more of the variable subaccounts once per policy year. This restriction will not apply to automatic transfers from the fixed account in the dollar cost averaging, interest sweep, or automatic asset rebalancing options. After the annuity benefit date, transfers out of the fixed account are not allowed. After the annuity benefit date, values in the variable subaccounts may be transferred to the fixed account only once per policy year. (See “Transfers.”)

The Policy

     The policy is a deferred variable annuity. Your rights and benefits as owner of the policy are described below and in the policy. However, we reserve the right to modify the policy to comply with any law or regulation, or to give you the benefit of any law or regulation, where permitted by state law.

State Variations

     Certain provisions of the policies may be different than the general description in this prospectus, and certain riders and options may not be available, because of legal requirements in your state. See your policy for specific variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy or contact our administrative office for additional information that may be applicable to your state.

Issuance of a Policy

     You will note that some of the following procedures speak to marketing of the policy. As previously discussed, the policy is no longer being actively marketed, although you can still make additional purchase payments if you own a policy.

     If you wish to purchase a policy, you must complete an application and send it and the initial purchase payment to our administrative office. We will generally accept your application if it conforms to our requirements, but we reserve the right to reject any application or purchase payment. If the application can be accepted in the form received, the initial net purchase payment will be applied within two business days after the latter of receipt of the application or receipt of the initial purchase payment at our administrative office. If the initial net purchase payment cannot be applied within five business days after receipt because the application is incomplete, we will contact you with an explanation for the delay. Your initial purchase payment will be returned at that time unless you let us hold it and apply it as soon as the remaining application requirements are met. (The net purchase payment is your purchase payment less any charge for premium taxes).

     There may be delays in our receipt of applications that are outside of our control because of the failure of the registered representative who sold you the policy to forward the application to us promptly, or because of delays in determining that the policy is suitable for you. Any such delays will affect when your policy can be issued and when your purchase payment is allocated among the variable subaccounts and the fixed account.

     Both you (the policy owner) and the annuitant (if different) must be 90 years old or less when you purchase a policy.

The policy will only become effective when we accept your application.

     You should note that Federal laws designed to combat terrorism and prevent money laundering by criminals may require us to collect certain information about you in order to verify your identity. We may collect such information before issuing a policy, accepting a premium, paying a withdrawal, and at certain other times. See “Delay or Suspension of Payments”.

     Replacement of Existing Annuity. It may not be in your best interest to surrender, or exchange existing annuity contracts in connection with the purchase of the policy. You should compare your existing annuity and the policy carefully. You should not replace your existing annuity unless you determine that the policy is better for you. You may have to pay a surrender charge on your existing annuity, and the policy will impose a new surrender charge period. You should talk to your financial professional or tax advisor to make sure the exchange will be tax-free. If, instead of a tax-free exchange, you surrender your existing annuity for cash and then buy the policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. The issuance of the policy may be delayed if we have not received an initial premium from your existing insurance company.

Purchase Payments

     The initial purchase payment for non-qualified policies must be at least $2,000. For qualified policies, the initial purchase payment must be at least $1,200. As an exception, if purchase payments will be made by means of a bank draft authorization or a group payment method approved in advance by us, we will accept installments of $100 per month for the first year. Additional purchase payments may be in amounts of $100 or more. For qualified policies, additional purchase payments may be made in amounts of $50 or less.

Allocation of Purchase Payments

     You determine in the application how the initial net purchase payment will be allocated among the variable subaccounts and the fixed account. You may use any whole percentage to allocate your purchase payments, from 0% to 100%.

     On your policy’s effective date, the initial net purchase payment will be allocated among the variable subaccounts and the fixed account according to your allocation instructions.

     If we receive an additional purchase payment at our administrative office, we will allocate the net purchase payment among the funding choices according to your instructions. These will be the allocations you specify in the application, or new instructions you provide. All instructions for allocations must be received in good order. Certain portfolios have similar names. It is important that you state or write the full name of the portfolio to which and/or from which you wish to direct your allocation when you submit an allocation request. Failure to do so may result in a delay of the requested allocation amount.

     Your policy value will vary with the investment performance of the variable subaccounts you select. You bear the entire risk for amounts allocated to the variable subaccounts. You should periodically review your allocations of policy value in light of all relevant factors, including market conditions and your overall financial planning requirements.

Processing Your Policy Transactions: “Good Order” Requirements

     We cannot process your requests for transactions relating to the policy until we have received the requests in good order at our administrative office. “Good order” means the actual receipt of the requested transaction in writing, along with all information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extent applicable to the transaction, a policy number, the transaction amount (in dollars), the names of and allocations to and/or from the subaccounts affected by the requested transaction, the signatures of all policy owners, exactly as registered on the policy, social security number or taxpayer I.D., spousal consent, and any other information or supporting documentation that we may require. With respect to premiums paid, “good order” also generally includes receipt of sufficient funds by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Policy Value

Your policy value prior to the annuity benefit date is equal to:

(a)	your variable account value; plus
(b)	your fixed account value.

     Variable Account Value. Your variable account value is not guaranteed. It equals the sum of the values of the variable subaccounts under the policy. The variable account value will reflect both the positive and negative investment performance of the variable subaccounts chosen by you in the policy application. The value of each variable subaccount is calculated on each business day. Business days generally are Monday through Friday, except holidays when the New York Stock Exchange our administrative office is closed.

     On your policy’s effective date, your variable account value is equal to the portion of the initial net purchase payment allocated to the variable subaccounts. On any business day thereafter, the value of each variable subaccount under your policy equals:

(a)
the value of the subaccount at the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on the preceding business day multiplied by the appropriate net investment factor (described in the Statement of Additional Information) for the current business day; plus

(b)	the amount of any net purchase payments allocated to the subaccount by the close of regular trading on the New York Stock Exchange on the current business day; plus
(c)	the amount of any transfers from other subaccounts or from the fixed account to the subaccount by the close of regular trading on the New York Stock Exchange on the current business day; minus
(d)
the amount of any withdrawals (including any withdrawal charge or transaction charge) from the subaccount by the close of regular trading on the New York Stock Exchange on the current business day; minus

(e)
the amount of any transfers (including any transfer charge) to other subaccounts or to the fixed account from the subaccount by the close of regular trading on the New York Stock Exchange on the current business day; minus

(f)	the portion of the annual contract maintenance charge allocated to the subaccount during current business day; minus
(g)	the portion of any deduction for premium taxes allocated to the subaccount during the current business day.

Deductions (f) and (g) will be made from each subaccount in the same proportion that the value of the subaccount bears to your entire policy value. Purchase payments, transfers, and withdrawals are processed at the values next calculated after receipt of the request in good order.

Fixed Account Value. At the end of any business day, your fixed account value is equal to:

(a)	the fixed account value at the end of the previous business day; plus
(b)	the sum of all net purchase payments allocated to the fixed account by the close of regular trading on the New York Stock Exchange on the current business day; plus
(c)	any amounts transferred into the fixed account by the close of regular trading on the New York Stock Exchange on the current business day; plus
(d)	total interest credited during the current business day; less
(e)	any amounts transferred out of the fixed account (including any transfer charge) by the close of regular trading on the New York Stock Exchange on the current business day; less
(f)	the portion of any withdrawals, withdrawal charges, and transaction charges allocated to the fixed account during the current business day; less
(g)	the portion of the annual contract maintenance charge and premium taxes allocated to the fixed account during the current business day.

The annual contract maintenance charge will only be deducted from the fixed account to the extent that interest has been credited in excess of the guaranteed interest rate of 3% during the preceding policy year.

Surrender and Withdrawals

     Withdrawals. You generally may make a partial withdrawal from your surrender value prior to the annuity benefit date. You must send a written request in good order to our administrative office in a form acceptable to us. Withdrawal requests must be signed by the owner and joint owner (if any) to be considered in good order. Requests should also include tax withholding instructions. If no tax withholding election is made, we will process the request and withhold taxes. A withdrawal must be for at least $250 (except for automatic partial withdrawals), and your remaining policy value must be at least $2,000 after a withdrawal. If your policy value would be less than $2,000, we will treat the request for a withdrawal as a request for complete surrender of your policy. We will ordinarily pay a withdrawal within seven days of receipt of your written request (unless the check for your purchase payment has not yet cleared your bank). We may defer payment of any amounts from the fixed account for up to six months. If we defer payment for more than 30 days, we will pay interest on the amount deferred at a rate not less than 3% per year.

     The surrender value is the policy value less any withdrawal charge, annual contract maintenance charge, and premium tax deduction.

     You can specify that the withdrawal should be made from a particular funding choice (or choices). If you do not specify this, then the withdrawal will be made from the funding choices in the same proportions that their values bear to your total policy value.

     You may request up to 12 withdrawals per policy year without a transaction charge. If you request more than these 12 withdrawals, there will be a $20 transaction charge (or 2% of the amount withdrawn, if less) for each additional withdrawal during that policy year (except for automatic partial withdrawals). Also, withdrawal charges of up to 9% may apply to withdrawal amounts in a policy year that exceed the free withdrawal amount. (See “Withdrawal Charge” and “Transaction Charge.”) Any transaction charge or withdrawal charge will be deducted from your remaining policy value, or from the amount paid if your remaining policy value is insufficient. No withdrawals may be made after the annuity benefit date.

     Withdrawals may be subject to a 10% Federal tax penalty and to income tax. Withdrawals may be restricted under qualified policies. (See “Federal Tax Matters.”)

     Automatic Partial Withdrawals. You may also establish automatic partial withdrawals by submitting a onetime written request, in good order, to an administrative office. These automatic partial withdrawals of a fixed dollar amount may be requested on a monthly, quarterly, semi-annual or annual basis. The maximum amount of automatic partial withdrawals in any one policy year is the free withdrawal amount. Automatic partial withdrawals are only available before the annuity benefit date. They are not subject to the $250 minimum, and the $20 transaction charge does not apply. Withdrawals will continue until your policy value is exhausted, unless you stop them earlier by submitting a written request.

     Automatic partial withdrawals are subject to all the other policy provisions and terms. If an additional withdrawal is made from a policy participating in automatic partial withdrawals, the automatic partial withdrawals will terminate automatically and may be resumed only on or after the next policy anniversary.

     Automatic partial withdrawals may be subject to a 10% Federal tax penalty and to income tax. (See “Federal Tax Matters.”)

     Surrender. You may surrender your policy for its surrender value as calculated at the end of the business day when we receive your request in writing, in good order, at our administrative office. (The withdrawal charge, described in “Charges and Deductions,” is only applicable if a surrender occurs in the first ten years following receipt of a purchase payment.) A surrender will ordinarily be paid within seven days of receipt of your written request at our administrative office received in good order (unless the check for a purchase payment has not yet cleared your bank). Your policy will terminate as of the date we receive (at our administrative office) your written request for surrender in good order. Surrenders are generally taxable transactions, and may be subject to a 10% Federal tax penalty. Surrenders may be restricted under qualified policies. (See “Federal Tax Matters.”) No surrender may be made after the annuity benefit date. Written requests for surrender must be signed by the owner and joint owner (if any) and must also include tax withholding instructions to be considered in good order. If no tax withholding instructions are received, we will process the request and withhold taxes. Surrenders are final. Once the policy is surrendered it may not be reinstated. Furthermore, if you request a Section 1035 tax-free exchange and the policy is terminated, it may not be reinstated.

     Restrictions Under Qualified Policies. Certain restrictions on surrenders or with respect to the election, commencement, or distributions of benefits may apply under qualified policies or under the terms of the plans for which qualified policies are issued. (See “Qualified Retirement Plans.”)

Transfers

     Transfers of Policy Value. You may transfer all or part of your variable account value out of a variable subaccount (to one or more of the other variable subaccounts or to the fixed account) at any time before the annuity benefit date.

     Each transfer must be for at least $100, and the value remaining in the subaccount or fixed account after the transfer must be at least $100 (if it would be less, we will transfer the entire amount out of that subaccount or fixed account).

     You may make 12 transfers in a policy year free of charge. For each transfer in excess of 12 in a single policy year we deduct a $25 transfer fee from your policy value. Transferring from one variable subaccount into two or more other variable subaccounts counts as one transfer request. However, transferring from two variable subaccounts into one variable subaccount counts as two transfer requests. Transfers from the fixed account are counted in the same manner. If a transfer is made out of the fixed account, we reserve the right to prohibit transfers into the fixed account for six months from the transfer date.

     You may transfer all or a part of your fixed account value to one or more of the variable subaccounts once per policy year before the annuity benefit date. In addition, each policy year we reserve the right to limit any amount transferred from the fixed account to a variable subaccount to the greater of:

(a)	25% of the prior policy anniversary’s fixed account value; or
(b)	the amount of the prior policy year’s transfer.

     These restrictions on transfers out of the fixed account do not apply to transfers for dollar cost averaging, automatic asset rebalancing, or automatic interest sweeps. (See “Dollar Cost Averaging,” “Automatic Asset Rebalancing,” and “Interest Sweep.”) In addition, transfers under these programs do not count against the twelve free transfers per year. Transfer requests from the variable subaccounts or the fixed account do not change or cancel instructions for automatic asset rebalancing. Once elected, automatic rebalancing remains in effect from the date we receive your request until you expressly cancel your participation in the program by written request or by telephone.

     Transfers of Annuity Units. After the annuity benefit date, the annuitant may transfer annuity units among the variable subaccounts or from the variable subaccounts to the fixed account, once per policy year. These transfers will be made as of the date the next annuity payment is made. Transfers from the fixed account to the variable subaccounts are not allowed after the annuity benefit date.

     Transfer Procedures. Transfers may be made by written requests satisfactory to us or by calling us if we have your written authorization for telephone transfers on file. You may also request transfers by FAX (see below). A transfer will take effect on the date we receive the request in good order at our administrative office if it is received by 4:00 p.m. Eastern time on a business day; otherwise it will take effect on the following business day. We may, however, defer transfers under the same conditions that we may delay paying proceeds. (See “Delay or Suspension of Payments” for details.) We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

     Telephone Transactions. If we allow telephone requests and your written authorization is on file, we will employ reasonable procedures to determine that telephone transactions are genuine. These procedures may include requiring callers to identify themselves and the policy owner or others (e.g., beneficiary) by name, social security number, date of birth, or other identifying information. Telephone requests may not always be available. Telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you experience problems, you should make your transfer request in writing. There are risks associated with telephone transactions that don’t occur if a written request is submitted. Anyone authorizing or making telephone requests bears those risks. We will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone requests that we believe are genuine. We may record telephone requests.

     Notice for Facsimile (FAX) Transactions. You may submit written requests to us by FAX for financial service transactions, such as transfers, withdrawals or other policy changes. FAX requests received at the following number prior to 4 p.m. Eastern Time on a business day, in good order with proper signatures and withholding instructions (if applicable), will be processed on the date of receipt. FAX requests sent to any other number will be processed as of the end of the business day (usually 4:00 p.m. Eastern Time) they are actually received in good order in the Variable Products Division, which may be later than the date sent.

Send FAX Requests to:
Variable Products Division
FAX Number: 205-268-6479

     There are risks associated with FAX transactions and you bear these risks. We are not responsible for any losses or liabilities resulting from unauthorized or allegedly unauthorized FAX transactions that we believe are genuine. FAX correspondence and transactions requests may not always be available. FAX systems can experience outages or slowdowns for a variety of reasons, including weather, power failures, mechanical problems, or simply a large volume of transactions, and those outages or slowdowns may prevent or delay our receipt of your request.

     Limitations on Frequent Transfers, Including “Market Timing” Transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Portfolio’s portfolio securities and the reflection of that change in the Portfolio’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of a Portfolio at a price that does not reflect the current market value of the portfolio securities of the Portfolio, and then to realize a profit when the Portfolio shares are sold the next business day or thereafter.

     When you request a transfer among the subaccounts, your request triggers the purchase and redemption of Portfolio shares. Frequent transfers cause frequent purchases and redemptions of Portfolio shares. Frequent purchases and redemptions of Portfolio shares can cause adverse effects for a Portfolio, Portfolio shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable policies we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

•	Increased brokerage, trading and transaction costs;

•	Disruption of planned investment strategies;

•	Forced and unplanned liquidation and portfolio turnover;

•	Lost opportunity costs; and

•	Large asset swings that decrease the Portfolio’s ability to provide maximum investment return to all Policy Owners.

     In order to try to protect our Owners and the Portfolios from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Portfolios, Portfolio shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable Policies we issue that invest in the Variable Account.

     We monitor transfer activity in the Policies to identify frequent transfer activity in any Policy. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same subaccount within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging, automatic asset rebalancing, and interest sweep programs when monitoring for frequent transfer activity.

     When we identify transfer activity exceeding our established parameters in a Policy or group of Policies that appear to be under common control, we suspend non-written methods of requesting transfers for that Policy or group of Policies. All transfer requests for the affected Policy or group of Policies must be made by written notice. We notify the affected Owner(s) in writing of these restrictions.

     In addition to our Market Timing Procedures, the Portfolios may have their own market timing policies and restrictions. While we reserve the right to enforce the Portfolios’ policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Portfolios, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Portfolio.

     Some of the Portfolios have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Portfolio’s investment adviser, the Portfolio would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Portfolios because of the Portfolio’s refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Portfolio relating to that Owner’s transfer request. Some Portfolios also may impose redemption fees on short-term trading (i.e., redemptions of mutual Portfolio shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Portfolios. You should read the prospectus of each Portfolio for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Portfolios, and to impose redemption fees.

     We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

     Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Portfolios, we cannot guarantee that the Portfolios will not suffer harm from frequent transfer activity in policies or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging

     The dollar-cost averaging program permits you to systematically transfer an amount from the fixed account (where available) or the money market variable subaccount to any of the other variable subaccounts on a periodic basis prior to the annuity benefit date. The amount transferred may be (1) a specified dollar amount from each account, (2) a percentage of the value in each account, or (3) an amount determined from a beginning date to an ending date you select, by reducing the value in each account to zero over the specified period. Dollar cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually or annually. (If that day of the month does not fall on a business day, then transfers will be made on the next following business day.) Transfers will be made at the unit values determined on the date of each transfer.

     The minimum automatic transfer of a specified dollar amount is $100. If the transfer is to be made into more than one variable subaccount, a minimum of $25 must be transferred into each variable subaccount selected.

     The dollar cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar cost averaging does not assure a profit or protect against a loss.

     You may elect to participate in the dollar cost averaging program at any time by sending a written request to our administrative office. Once elected, dollar cost averaging remains in effect from the date we receive your request until the value of the fixed account or money market variable subaccount you are transferring from is depleted, or until you cancel your participation in the program by written request or by telephone. There is no additional charge for dollar cost averaging. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers per year. We reserve the right to modify or discontinue offering the dollar cost averaging program at any time and for any reason.

Automatic Asset Rebalancing

     Before the annuity benefit date, this option allows you to set up transfers to occur at selected intervals that will match your policy value allocation between investment options to your pre-selected premium allocation percentages. After the transfers, the ratio of the value in each investment option to the value for all the investment options included in automatic rebalancing will equal the percentages chosen by you for each investment option. You may change your allocation percentages for automatic rebalancing at any time. Automatic rebalancing may occur on the same day of the month, either quarterly, semi-annually or annually. If you select the dollar cost averaging or interest sweep program, you may not participate in the automatic asset rebalancing program.

     Automatic asset rebalancing provides you with a method for maintaining a consistent approach to investing your policy value over time, and simplifies asset allocation among those investments that you and your registered representative have determined represent the appropriate mix at any particular time. You should consider, however, that transfers will be made from investments which have outperformed other investment options since the last reallocation of your policy value to less successful investment options. Automatic rebalancing does not assure a higher or lower investment return over short or long term horizons.

     You may elect to participate in the automatic rebalancing program at any time by sending a written request to our administrative office. Once elected, automatic rebalancing remains in effect from the date we receive your request until you expressly cancel your participation in the program by written request or by telephone. Transfer requests from the variable subaccounts or the fixed account do not change or cancel instructions for automatic asset rebalancing. Only an express written request will terminate your participation in the program. There is no additional charge for automatic rebalancing. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers per year. We reserve the right to modify or discontinue offering automatic rebalancing at any time and for any reason.

Interest Sweep

     Before the annuity benefit date, you may request that interest earned on amounts allocated to the fixed account (where available) be transferred to any combination of variable subaccounts. You specify the subaccounts, the frequency of the transfers (either monthly, quarterly, semi-annually or annually), and the day of each month to make the transfers (1st—28th). We will make all interest sweep transfers on the day you specify or on the next business day (if the day you have specified is not a business day).

     You may elect to participate in the interest sweep program at any time by sending a written request to our administrative office. Once elected, interest sweep remains in effect from the date we receive your request until you cancel your participation in the program by written request or by telephone. There is no additional charge for interest sweep. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers per year discussed in “Transfers” above, nor is it included in determining the limitation on amounts transferred from the fixed account.

Death Benefit

     The policy pays a death benefit to the beneficiary (or beneficiaries) named in the policy if the owner (or any joint owner) dies before the annuity benefit date while the policy is in force. The death benefit is the greatest of:

(a)	the policy value;
(b)	the total purchase payments made, adjusted for any amounts withdrawn and any withdrawal charges; or
(c)
the highest of the policy values on the fifth anniversary, and every fifth anniversary thereafter prior to the policy anniversary following the owner’s or any joint owner’s 80th birthday (or the annuitant’s 80th birthday if the policy owner is not a natural person), plus any purchase payments made since then, adjusted for any withdrawals you have made since then, and withdrawal charges you have incurred since then.

     Adjustments for amounts withdrawn and withdrawal charges will reduce the death benefit under (b) and (c) above in the same proportion that they reduced the policy value on the date of the withdrawal. This could be more than the dollar amount withdrawn. The death benefit under (c) above will not increase on or after the policy anniversary following the owner’s, or any joint owner’s, 80th birthday (or the annuitant’s 80th birthday if the owner is not a natural person).

     Upon receiving due proof of death and any other documents, forms and information we need, we will pay the death benefit proceeds to the beneficiary (or beneficiaries) in a lump sum or under one of the annuity payment options, subject to the “Required Distributions” rules discussed below. (Also see “Annuity Payments.”) However, we will not compute the amount of the death benefit until the date it is paid, and we cannot pay the death benefit until we receive (i) due proof of death, (ii) instructions on how to pay it (that is, as a lump sum or applied under one of the annuity payment options and (iii) any other documents, forms and information we need. When there are multiple beneficiaries, we will pay the death benefit only after we have received instructions in good order from all of the beneficiaries.

     If an annuitant dies before the annuity benefit date and if that annuitant is also the owner or a joint owner of the policy (or any owner is not a natural person), then the death shall be treated as the death of an owner. (See “Required Distributions” below.) For non-qualified policies, if (i) an annuitant dies before the annuity benefit date, (ii) that annuitant was not an owner, and (iii) all owners are natural persons, then the owner may name a new annuitant (subject to our age limitations) and the death benefit will not be payable. If the owner does not name a new annuitant, the owner will automatically become the annuitant and the death benefit will not be payable.

     If the annuitant or an owner dies after the annuity benefit date, the amount payable, if any, will be as provided in the annuity payment option then in effect, and it will be paid to the Payment Option Beneficiary.

     If an owner dies before the annuity benefit date, the entire death benefit proceeds must be distributed within five years after the date of death. If the beneficiary chooses to receive any of these proceeds as an annuity, distributions must commence within one year after the date of death and must be distributed over the beneficiary’s lifetime or over a period not extending beyond the beneficiary’s life expectancy.

     If the beneficiary is the deceased owner’s spouse, then the spouse may elect to continue the policy in force (and be treated as the original policy owner) instead of receiving the death benefit proceeds. If the beneficiary elects to continue the policy in this manner, then although the beneficiary does not have a right to receive the death benefit proceeds, we will increase the policy value so that it equals the amount of the death benefit (if greater).

     As far as permitted by law, the proceeds under the policy will not be subject to any claim of the beneficiary’s creditors.

Payment of the death benefit is subject to our financial strength and claims-paying ability.

Required Distributions

     In order to be treated as an annuity contract for Federal income tax purposes, the Internal Revenue Code requires any non-qualified policy to provide that:

(a)	if any owner dies before the annuity benefit date, then the entire interest in the policy will be distributed within five years after the date of that owner’s death; and
(b)
if any owner dies on or after the annuity benefit date but before the time the entire interest in the policy has been distributed, then the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death.

These requirements will be considered satisfied as to any portion of the owner’s interest that is payable as annuity payments, beginning within one year of that owner’s death, that will be made over the life of the owner’s designated beneficiary or over a period not extending beyond his life expectancy.

     If any owner dies before the annuity benefit date, then ownership of the policy passes to the owner’s designated beneficiary, who then has the right to the death benefit. If the policy has joint owners and one owner dies, then the surviving joint owner is the designated beneficiary. If there is no joint owner and the owner dies, then the owner’s designated beneficiary is the beneficiary named in the policy.

     If the owner or joint owner is not a natural person, then the death or change of an annuitant will be treated as the death of an owner.

     If the owner’s designated beneficiary is the surviving spouse of the owner, then the policy may be continued with the surviving spouse as the new owner and no distributions will be required.

     The right of a spouse to continue the policy and all policy provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under Federal law. The Federal Defense of Marriage Act currently does not recognize same-sex marriages or civil unions, even those which are permitted under individual state laws. Therefore the spousal continuation provisions of this policy will not be available to such partners or same sex marriage spouses. Consult a tax advisor for more information on this subject.

     If an annuitant is an owner or joint owner and that annuitant dies before the annuity benefit date, and if the owner’s designated beneficiary does not elect to receive the death benefit in a lump sum at that time, then we will increase the policy value so that it equals the death benefit amount, if that is higher than the policy value. This would occur if the owner’s designated beneficiary:

(a)	elects to delay receipt of the proceeds for up to five years from the date of the annuitant/owner’s death;
(b)	is the deceased owner’s spouse and elects to continue the policy; or
(c)	elects to receive the proceeds as annuity payments, as described above.

Any such increase in the policy value would be paid by us. We will allocate it to the variable subaccounts and the fixed account in proportion to the pre-existing policy value, unless instructed otherwise.

     The non-qualified policies contain provisions which are intended to comply with the requirements of the Internal Revenue Code. However, no regulations interpreting these requirements have been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when clarified by regulation or otherwise.

 Other rules may apply to qualified policies.

“Free Look” Period

     If for any reason you are not satisfied with the policy, you may return it to us within 10 days after you receive it. If you cancel the policy within this 10-day “free look” period, we will refund the policy value plus any policy fees and other charges paid, and the policy will be void from its effective date. (In some states, we will instead refund the full amount of purchase payment received.) To cancel the policy, we generally require that you mail or deliver it either to our administrative office or to the registered agent who sold it within 10 days after you receive it. (See “Allocation of Purchase Payments.”) The “free look” period may be longer than 10 days where required by state law.

Policy Changes

 We may make changes in the policy at any time if we believe the changes are necessary:

(a)	to ensure that the policy is treated as an annuity policy under the Internal Revenue Code;
(b)	to make the policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they or we are subject; or
(c)	to reflect a change in the operation of the Variable Account, if allowed by the policy.

Only an officer of Protective Life has the right to change the policy. No agent has the authority to change the policy or waive any of its terms. All endorsements, amendments, or riders must be signed by one of our officers to be valid, and in some states, are subject to your signed acceptance.

Delay or Suspension of Payments

     We will normally pay a surrender or any withdrawal within seven days after we receive your written request in good order at our administrative office. However, payment of any amount from the Variable Account may be delayed or suspended whenever:

a)
the New York Stock Exchange is closed other than the customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the U.S. Securities and Exchange Commission;

b)	the U.S. Securities and Exchange Commission by order permits postponement for the protection of policyowners; or
c)
an emergency exists, as determined by the Commission, as a result of which disposal of the securities held in the subaccount is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account’s net assets.

     If, pursuant to SEC rules, the Dreyfus VIF-Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of the fund portfolio, then we may delay payment of any transfer, partial surrender, surrender, or death benefit from the corresponding subaccount until the fund portfolio is liquidated.

     Payment of any amounts from the fixed account may be deferred for up to six months from the date of the request to surrender. If payment is deferred for more than 30 days, we will pay interest on the amount deferred at a rate not less than the guaranteed minimum interest rate. Payments under the policy of any amounts derived from purchase payments paid by check may be delayed until such time as the check has cleared your bank.

     Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a purchase payment and/or ‘freeze’ or block your policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments. If a policy is frozen, the policy value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate Federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Charges and Deductions

     We do not deduct any charges from a purchase payment (except for a charge for any premium taxes). However, certain other charges are deducted to compensate us for providing the insurance benefits set forth in the policy, for administering and distributing the policy, for any applicable taxes, and for assuming certain risks in connection with the policy. These charges are described below.

Withdrawal Charge

We may deduct a withdrawal charge if you:

(a)	make withdrawals under the policy; or
(b)	surrender the policy.

The withdrawal charge is a percent of the purchase payments deemed to be included in the withdrawal or the total purchase payments (in the case of a surrender), as specified in the following table of withdrawal charge rates:

Number of Full Years Since
receipt of Purchase Payment:	<1	1	2	3	4	5	6	7	8	9	10+
Withdrawal Charge
(% of Purchase Payment):	9%	9%	8.5%	8.5%	8.5%	8%	7%	6%	4%	2%	0%

Different withdrawal charges apply in Alabama, Connecticut and Texas. (See “Appendix A.”)

     There is a “free withdrawal amount” that can be withdrawn each policy year without a withdrawal charge. In the first policy year, the free withdrawal amount is equal to the larger of:

(a)	10% of all purchase payments received; or
(b)	100% of earnings. Earnings are the amount, if any, by which your policy value exceeds the total purchase payments you have made.

After the first policy year, the free withdrawal amount is equal to the larger of:

(a)	10% of the policy value at the time of the withdrawal; or
(b)	100% of earnings.

Amounts withdrawn in excess of the free withdrawal amount may be subject to the withdrawal charge.

     The withdrawal charge is determined by multiplying each purchase payment deemed included in the withdrawal by the applicable withdrawal charge rate specified in the table above.

For purposes of calculating the withdrawal charge:

(a)	the oldest purchase payments will be treated as the first withdrawn, newer purchase payments next, and appreciation, if any, last;
(b)	amounts withdrawn up to the free withdrawal amount will not be considered a withdrawal of purchase payments; and
(c)
if the surrender value is withdrawn, the withdrawal charge will apply to all purchase payments not previously assessed with a withdrawal charge, including those purchase payments which have not been previously assessed a withdrawal charge due to the free withdrawal amount.

For example, assume an $80,000 initial purchase payment is made, and by the fourth policy year the policy value is $100,000. A free withdrawal is made for $20,000 that incurs no withdrawal charge. If a full surrender is made later that year, since the $20,000 free withdrawal was not considered a withdrawal of the $80,000 initial purchase payment, the full withdrawal charge of $6,800 (8.5% withdrawal charge x $80,000 initial purchase payment) is deducted from the remaining policy value.

     As shown above, the withdrawal charge percentage varies, depending on the “age” of the purchase payments included in the withdrawal—that is, the number of full years since the purchase payment was paid. A withdrawal charge of 9% applies to purchase payments withdrawn that are less than two years old. Thereafter the withdrawal charge rate decreases over time. Amounts representing purchase payments that are at least 10 years old may be withdrawn without charge.

     We will deduct the withdrawal charge from the remaining policy value, or from the amount paid if there is not enough value remaining. Amounts deducted from the remaining policy value to cover withdrawals are also subject to the withdrawal charge. The withdrawal charge partially compensates us for sales expenses, including agent sales commissions, the cost of printing prospectuses and sales literature, advertising, and other marketing and sales promotional activities.

     The amounts we receive from the withdrawal charge may not be sufficient to cover distribution expenses. We expect to recover any deficiency from our general assets (which include amounts derived from the mortality and expense risk charge, as described below).

Waiver of Withdrawal Charges Rider

     We waive the withdrawal charges described above if the owner becomes confined to a nursing home or hospital, or enrolled in a hospice care program; or is diagnosed as terminally ill or totally disabled, provided that certain conditions for each provision are met. These conditions, including definitions of various terms, are specified in the rider; the following is merely a brief summary, and the terms of the rider are controlling.

Confinement Provision. The conditions for waiver of withdrawal charges for confinement include:

(a)	the policy was in force at least one year at the time the confinement began;
(b)	the owner was age 75 or younger on the policy date;
(c)	the owner has been continuously confined to a “Nursing Home,” “Hospital,” or “Hospice Care Program” for at least 60 days;
(d)	such confinement was recommended by a “Physician” due to an injury, sickness or disease; and
(e)	written notice and satisfactory “Proof of Confinement” are received no later than 90 days after confinement ends.

Terminal Illness Provision. The conditions for waiver of withdrawal charges for terminal illness include:

(a)	the diagnosis of “Terminal Illness” was made by a “Physician” on or after the effective date of this policy and rider;
(b)	written notice and satisfactory “Proof of Terminal Illness” are received within 90 days of the date of diagnosis; and
(c)
there is reasonable medical certainty that the death of the owner from a non-correctable medical condition will occur within 12 months from the date of the Physician’s statement. This period may be longer where required by law.

Total Disability Provision. The conditions for waiver of withdrawal charges for total disability include:

(a)	written notice and “Proof of Total Disability” are received before any withdrawal;
(b)	the total disability has existed continuously for at least six months;
(c)	the policy and rider are in force at the time total disability began; and
(d)	the policy anniversary coinciding with or next following the owner’s 60th birthday has not passed at the time total disability began.

     We will waive only the withdrawal charges which are applicable to purchase payments received before the first confinement began, or before the date of diagnosis of terminal illness or total disability. Waiver of withdrawal charges is subject to all of the conditions and provisions of the policy and rider. (See your policy.) There is no charge for this rider. Also, the rider may not be available in all states. (See “Appendix A.”)

Annual Contract Maintenance Charge

     We deduct an annual contract maintenance charge of $35 from each policy, for administering the policy. This deduction is made from the variable subaccounts and from the fixed account in the same proportion that their values bear to the policy value. This charge will only be deducted from the fixed account to the extent interest has been credited to the fixed account in excess of the guaranteed interest rate during the preceding policy year. Expenses include costs of maintaining records, processing death benefit claims, surrenders, transfers and policy changes, providing reports to policy owners, and overhead costs. We guarantee not to increase this charge during the life of the policy. Before the annuity benefit date, this charge is deducted on each policy anniversary and upon a full surrender of your policy. We will waive this charge on any policy anniversary on which the policy value equals or exceeds $75,000, and in other circumstances we may waive this charge in whole or in part at our sole discretion. This charge is not deducted from any annuity payments after the annuity benefit date.

Administration Fee

     We also deduct a daily charge from the subaccounts of the variable account, at an annual rate of 0.15% of the daily net assets of each variable subaccount, for administering the variable account and the policy. These expenses include costs of maintaining records, processing death benefit claims, surrenders, transfers and policy changes, providing reports to policy owners, and overhead costs. We may realize a profit from this charge. However, we guarantee not to increase this charge during the life of the policy. This charge applies both before and after the annuity benefit date.

Mortality and Expense Risk Charge

     We deduct a daily charge from the variable subaccounts at an effective annual rate of 1.25% of their daily net assets. This charge compensates us for assuming certain mortality and expense risks. No mortality and expense risk charge is deducted from the fixed account. We may realize a profit from this charge and may use any profit for any purpose, including paying distribution expenses. However, the level of this charge is guaranteed for the life of the policy and may not be increased. We deduct this charge both before and after the annuity benefit date.

     The mortality risk we bear arises in part from our obligation to make monthly annuity payments regardless of how long all annuitants or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in the policy. This assures you that neither the longevity of the annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the annuity payments the annuitant will receive under the policy. Our obligation therefore relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement. The mortality risk also arises in part because of the risk that the death benefit may be greater than the policy value. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur.

Transaction Charge

     You may make up to 12 withdrawals per policy year without a transaction charge. After the 12th withdrawal in a policy year, a transaction charge will apply to each additional withdrawal. The transaction charge is $20 or 2% of the amount withdrawn, whichever is less, and will not be increased. We will deduct this charge from the remaining policy value, or from the amount paid if there is not enough value remaining. The transaction charge does not apply to automatic partial withdrawals.

Transfer Fee

     You may transfer your policy value among the subaccounts and/or the fixed account up to 12 times each policy year without charge. We will deduct a $25 transfer fee for each transfer in excess of 12 in a single policy year. We will not increase this fee.

Premium Taxes

     We will deduct a charge for any premium taxes we incur. Depending on state and local law, premium taxes can be incurred (and we can deduct the related charge) when you make a purchase payment, when policy value is withdrawn or surrendered, or when annuity payments start. (The state premium tax rates currently range from 0% to 3.50%. Some local governments charge additional premium taxes.)

Other Taxes

     Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Fund Expenses

     The value of the assets of the variable subaccounts will reflect the investment management fee and other expenses incurred by the corresponding portfolios of the fund (See “Summary—Fee Tables.”)

Reduction in Charges for Certain Groups

We may reduce or eliminate the withdrawal or other charges on policies that have been sold to:

(a)	our employees and sales representatives, or those of our affiliates or distributors of the policy;
(b)	our customers or distributors of the policies who are transferring existing policy values to a policy;
(c)	individuals or groups when sales of the policy result in savings of sales or administrative expenses; or
(d)	individuals or groups where purchase payments are paid through an approved group payment method and where the size and type of the group results in savings of administrative expenses.

     We will not reduce or eliminate the withdrawal or other charges where state law prohibits, or where such reduction or elimination will unfairly discriminate against any person.

Annuity Payments

Election of Annuity Payment Option

     As the policy owner, you have the sole right to elect an annuity payment option in the application. You can also change that election, during the lifetime of the annuitant and before the annuity benefit date, by written request any time at least 30 days before the annuity benefit date. We may require the exchange of the policy for a contract covering the option selected.

Annuity Benefit Date

     Ordinarily, the first annuity payment will be made as of the annuity benefit date. You select the annuity benefit date in the application for the policy. Protective has an administrative practice not to allow an annuity benefit date that is later than the oldest owner’s or annuitant’s 95th birthday. You may change the annuity benefit date by giving us written notice in good order at least 30 days before the old annuity benefit date (and at least 30 days before the new annuity benefit date), provided that the new annuity benefit date is no later than the oldest owner’s or annuitant’s 95th birthday. An annuity benefit date must be the first day of any calendar month. It must also be at least 30 days after the policy’s effective date. If the annuity benefit date occurs during the first ten policy years after receipt of a purchase payment, a withdrawal charge will apply. (See “Withdrawal Charge.”)

     Annuity benefit dates that occur or are scheduled to occur at an advanced age for the annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See “Federal Tax Matters.”) Distributions from qualified policies may be required before the annuity benefit date.

Annuity Payment Options

     On the annuity benefit date, the policy value (less any premium taxes) may be applied to annuity payments. They can be fixed annuity payments, variable annuity payments, or a combination of both. At this time Protective does not allow a “partial annuitization,” i.e., we do not allow you to apply a portion of your policy value to an annuity payment method while maintaining the remaining policy value available for partial surrenders or a full surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

     Fixed annuity payments provide guaranteed annuity payments which remain fixed in amount throughout the payment period. Variable annuity payments vary with the investment experience of the variable subaccounts. The dollar amount of variable annuity payments after the first is not fixed.

Annuity payment options currently include:

Life Annuity with No Guaranteed Period
This option provides annuity payments during the lifetime of the annuitant. No payment will be made after the death of the annuitant. Only one payment will be made under this method if the annuitant dies before the second payment is due; only two payments will be made if the annuitant dies before the third payment is due; and so forth.

Joint Life Annuity Continuing to the Survivor
This option provides annuity payments during the lifetime of the annuitant and a joint annuitant. Payments will continue to the survivor for the survivor’s remaining lifetime. You may also elect for payments to the survivor to reduce to two-thirds or one-half of the amount payable at the time of the first death. This election must be made at the annuity benefit date, and will result in a higher initial annuity payment. Only one payment or very few payments will be made under this method if the annuitant and joint annuitant both die before or shortly after payments begin.

Life Annuity with	This option provides annuity payments during the lifetime of the annuitant.
Monthly Payments	Various guaranteed periods of 60 months to 360 months are guaranteed
Guaranteed	available. If the annuitant dies prior to the end of this guaranteed period, annuity payments will be made to the payment option beneficiary until the end of the guaranteed period.

Other annuity payment options are currently available with our written consent.

     If you have not selected an annuity payment option on the annuity benefit date, we will make monthly annuity payments during the lifetime of the annuitant with 120 monthly payments guaranteed. Unless you instruct us otherwise before the annuity benefit date, we will use your variable account value to make variable annuity payments (in accordance with the allocation of your account value among the subaccounts) and we will use your fixed account value to make fixed annuity payments.

     The amount of each annuity payment under the options described above will depend on the sex and age of the annuitant (or annuitants) at the time the first payment is due. The annuity payments may be more or less than the total purchase payments, and more or less than the policy value, because:

(a)	variable annuity payments vary with the investment experience of the underlying portfolios of the variable subaccount and you therefore bear the investment risk under variable annuity payments; and
(b)	annuitants may die before the actuarially predicted date of death.

Therefore, the dollar amount of annuity payments cannot be predicted. The method of computing the annuity payments is described in more detail in the Statement of Additional Information.

     The duration of the annuity payment guarantee will affect the dollar amount of each payment. For example, each payment will be less when payments are guaranteed for 20 years than when payments are guaranteed for 10 years.

     Whether variable annuity payments decrease, increase, or remain level depends on whether the net investment performance is worse than the “assumed investment rate,” better than that rate, or equal to that rate. The assumed investment rate in most states is 4.0% per year (it is 3.5% where state law requires it). The dollar amount of the variable annuity payments will decrease if the actual net investment experience of the variable subaccount(s) you select is less than the assumed investment rate. The dollar amount of the variable annuity payments will increase if the actual net investment experience exceeds the assumed investment rate. The dollar amount of the variable annuity payments will stay the same if the actual net investment experience equals the assumed investment rate.

     Fixed annuity payment amounts will be based on our fixed annuity payment rates in effect on the annuity benefit date. These rates are guaranteed to be equal to or greater than payments based on the Annuity 2000 Mortality Table with interest at 3.0%.

     If the net amount to be applied to an annuity payment option is less than $3,000, we have the right to pay such amount in one sum. Also, if any payment would be less than $50, we have the right to reduce the frequency of payment to an interval that will result in payments of at least $50.

     After the annuity benefit date, the policy value may not be withdrawn, nor may the policy be surrendered. The annuitant will be entitled to exercise any voting rights and to reallocate the value of his or her interest in the variable subaccounts. (See “Voting Rights” and “Transfers.”)

     The policies offered by this prospectus contain life annuity tables that provide for different benefit payments to men and women of the same age, although they provide for unisex tables where requested and required by law. Nevertheless, in accordance with the U.S. Supreme Court’s decision in Arizona Governing Committee v. Norris, in certain employment-related situations, annuity tables that do not vary on the basis of sex must be used.

Accordingly, if the policy will be used in connection with an employment-related retirement or benefit plan, you should give consideration, in consultation with your legal counsel, to the impact of Norris on any such plan before making any contributions under these policies.

Distribution of the Policies

     Investment Distributors, Inc. (“IDI”), 2801 Highway 280 South, Birmingham, Alabama 35223 is the principal underwriter (as defined under Federal securities laws and regulations) of the policies since July 1, 2012. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The underwriter is registered as a broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The underwriter may enter into written sales agreements with various broker-dealers. A commission may be paid to broker-dealers or registered representatives in connection with the policies. These commissions are paid as a percentage of policy value on an ongoing basis. While the amount of commissions may vary depending on the sales agreement, we do not expect them to exceed 1.10% annually of average policy value.

     To the extent permitted by FINRA rules, promotional incentives or payments may also be provided to selling firms based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. We also may make loans to or for the benefit of the principal underwriter or other broker-dealers.

     We may pay selling firms additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses incurred by them. We may make bonus payments to selling firms based on aggregate sales of our variable insurance contracts (including the policies) or persistency standards. The average amount paid during 2011 to such selling firms under such arrangements was 0.60% basis points of policy value, equivalent to $60 on a $10,000 investment.

     A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their respective internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

•	the administration fee;

•	the withdrawal charge;

•	the mortality and expense risk charge;

•	revenues, if any, received from the underlying portfolios or their managers; and

•	investment earnings on amounts allocated to the fixed account.

     Commissions paid on the policy, including other incentives or payments, are not charged to the policy owners or the Variable Account but are taken into account in setting the level of the charges that policy owners do pay.

Federal Tax Matters

Introduction

     The following discussion of the Federal income tax treatment of the policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of the policy is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Internal Revenue Code (“Code”), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

     This discussion does not address state or local tax consequences associated with the purchase of the policy. In addition, Protective Life makes no guarantee regarding any tax treatment — Federal, state or local — of any policy or of any transaction involving a policy.

The Company’s Tax Status

     Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a “regulated investment company” under the Code. Under existing Federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a policy. Protective Life does not anticipate that it will incur any Federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

Taxation Of Annuities In General

Tax Deferral During Accumulation Period

     Under existing provisions of the Code, except as described below, any increase in an owner’s policy value is generally not taxable to the owner until received, either in the form of annuity payments as contemplated by the policies, or in some other form of distribution. However, this rule applies only if:

(1) the investments of the Variable Account are “adequately diversified” in accordance with Treasury Department regulations;

(2) the Company, rather than the owner, is considered the owner of the assets of the Variable Account for Federal income tax purposes; and

(3) the owner is an individual (or an individual is treated as the owner for tax purposes).

Diversification Requirements

     The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified.” If the Variable Account fails to comply with these diversification standards, the policy will not be treated as an annuity policy for Federal income tax purposes and the owner would generally be taxable currently on the excess of the policy value over the premiums paid for the policy. Protective Life expects that the Variable Account will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment

     In certain circumstances, variable annuity policy owners may be considered the owners, for Federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their policies. In those circumstances, income and gains from the segregated asset account would be currently includable in the policy owners’ gross income. The Internal Revenue Service (the “IRS”) has stated in published rulings that a variable policy owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

     The ownership rights under the policy are similar to, but different in certain respects from, the ownership rights described in certain IRS rulings where it was determined that policy owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the owner of this policy has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or the IRS may issue. Protective Life therefore reserves the right to modify the policy as necessary to attempt to prevent policy owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner

     As a general rule, policies held by “nonnatural persons” such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity policies for Federal tax purposes. The income on such policies (as defined in the tax law) is taxed as ordinary income that is received or accrued by the owner of the policy during the taxable year. There are several exceptions to this general rule for nonnatural owners. First, policies will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the policy as an agent for a natural person. Thus, if a group policy is held by a trust or other entity as an agent for certificate owners who are individuals, those individuals should be treated as owning an annuity for Federal income tax purposes. However, this special exception will not apply in the case of any employer who is the nominal owner of a policy under a non-qualified deferred compensation arrangement for its employees.

In addition, exceptions to the general rule for nonnatural owners will apply with respect to:

(1) policies acquired by an estate of a decedent by reason of the death of the decedent;

(2) certain qualified policies;

(3) policies purchased by employers upon the termination of certain qualified plans;

(4) certain policies used in connection with structured settlement agreements; and

(5) policies purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the policy and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Retirement Dates

     If the policy’s retirement date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., past age 85), it is possible that the policy would not be treated as an annuity for Federal income tax purposes. In that event, the income and gains under the policy could be currently includable in the owner’s income.

     The remainder of this discussion assumes that the policy will be treated as an annuity contract for Federal income tax purposes.

Taxation of Withdrawals and Surrenders

     In the case of a withdrawal, amounts you receive are generally includable in income to the extent your policy value before the withdrawal exceeds your “investment in the contract” (defined below). All amounts includable in income with respect to the policy are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under an automatic partial withdrawal plan are treated as withdrawals. In the case of a surrender, amounts received are includable in income to the extent they exceed the “investment in the contract.” For these purposes, “the investment in the contract” at any time equals the total of the purchase payments made under the policy to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to qualified policies) less any amounts previously received from the policy which were not includable in income.

     Withdrawals and surrenders may be subject to a 10% penalty tax. (See “Penalty Tax on Premature Distributions.”) Withdrawals and surrenders may also be subject to Federal income tax withholding requirements. (See “Federal Income Tax Withholding.”)

Taxation of Annuity Payments

     Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the investment in the contract (defined above) you allocate to the variable annuity payment method when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the annuitant’s life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed annuity payment method, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the policy (determined under Treasury Department regulations).

     Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the annuitant and before the total amount of the “investment in the contract” is recovered, the unrecovered amount generally will be allowed as a deduction.

     There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another within the meaning of Federal law. You should consult a tax advisor in those situations.

     Annuity income payments may be subject to Federal income tax withholding requirements. (See “Federal Income Tax Withholding.”)

Taxation of Proceeds Paid Upon Death

     Prior to the retirement date, we may distribute amounts from a policy because of the death of an owner or, in certain circumstances, the death of the annuitant (“death proceeds”). Such death proceeds are includable in income as follows:

(1) if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or

(2) if distributed under an annuity payment method, they are taxed in the same manner as annuity income payments, as described above.

     After the retirement date, if a guaranteed period exists under a life income annuity payment method and the annuitant dies before the end of that period, payments we make to the beneficiary for the remainder of that period are includable in income as follows:

(1) if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

(2)
if distributed in accordance with the existing annuity payment method selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

     Death proceeds may be subject to Federal income tax withholding requirements. (See “Federal Income Tax Withholding.”)

Assignments, Pledges, and Gratuitous Transfers

     Other than in the case of qualified policies (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the policy value is treated for Federal income tax purposes as a withdrawal of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an owner transfers a policy without adequate consideration to a person other than the owner’s spouse (or to a former spouse incident to divorce), the owner will be required to include in income the difference between the “cash surrender value” and the investment in the contract at the time of transfer. In such case, the transferee’s investment in the contract will increase to reflect the increase in the transferor’s income. The exceptions for transfers to the owner’s spouse (or to a former spouse) are limited to individuals that are treated as spouses under Federal law.

Penalty Tax on Premature Distributions

     Where we have not issued the policy in connection with a qualified plan, there generally is a 10% penalty tax on the amount of any payment from the policy that is includable in income, unless the payment is:

(a)	received on or after the owner reaches age 59½;
(b)	attributable to the owner’s becoming disabled (as defined in the tax law);
(c)	made on or after the death of the owner or, if the owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);
(d)
made as part of a series of substantially equal periodic payments, not less frequently than annually, for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and a designated beneficiary (as defined in the tax law); or

(e)
made under a policy purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the policy and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

     Certain other exceptions to the 10% penalty tax not described herein also may apply. (Similar rules, discussed below, apply in the case of certain qualified policies.)

Aggregation of Policies

     In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a policy that is includable in income by combining some or all of the annuity policies a person owns that were not issued in connection with qualified plans. For example, if a person purchases this policy and also purchases at approximately the same time an immediate annuity issued by the same insurance company (or its affiliates), the IRS may treat the two policies as one policy. In addition, if a person purchases two or more deferred annuity policies from the same insurance company (or its affiliates) during any calendar year, all such policies will be treated as one policy for purposes of determining whether any payment that was not received as an annuity (including surrenders prior to the retirement date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Exchanges of Annuity Policies

     We may issue the policy in exchange for all or part of another annuity policy that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the annuity policy exchanged, increased by any additional purchase payment made as part of the exchange. Your policy value immediately after the exchange may exceed your investment in the contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the policy (e.g., as a withdrawal, surrender, annuity income payment, or death benefit).

     If you exchange part of an existing policy for this policy, and within 180 days of the exchange you receive a payment other than certain annuity payments (e.g., you make a withdrawal) from either policy, the exchange may not be treated as a tax-free exchange. Rather, some or all of the amount exchanged into the policy could be includible in your income and subject to a 10% penalty tax.

     You should consult your tax advisor in connection with an exchange of all or part of an annuity policy for this policy, especially if you may receive a payment from either policy within 180 days after the exchange.

Medicare Hospital Insurance Tax on Certain Distributions

     Effective for tax years beginning after December 31, 2012, a new Medicare hospital insurance tax of 3.8% will apply to some types of investment income, including certain amounts distributed from nonqualified annuities. This new tax only applies to taxpayers with “modified adjusted gross income” above $250,000 in the case of married couples filing jointly, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Loss of Interest Deduction Where Policy Is Held By or For the Benefit of Certain Nonnatural Persons

     In the case of policies issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity’s general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the policy. However, this interest deduction disallowance does not affect policies where the income on such policies is treated as ordinary income that the owner received or accrued during the taxable year. Entities that are considering purchasing the policy, or entities that will be beneficiaries under a policy, should consult a tax adviser.

Policy Purchases by Residents of Puerto Rico

     The IRS has announced that income received by residents of Puerto Rico under annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Policy Purchases by Nonresident Aliens and Foreign Corporations

     Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from policies at a 30% rate, unless a lower treaty rate applies. In addition, owners may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a policy purchase.

Qualified Retirement Plans

In General

     The policies are also designed for use in connection with certain types of retirement plans, e.g., IRAs or Roth IRAs, which receive favorable treatment under the Code (“Qualified Plans”). Numerous special tax rules apply to the participants in Qualified Plans and to policies used in connection with Qualified Plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the policy with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and qualified policies often differ from Federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the policy in connection with Qualified Plans should seek competent advice.

     The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic partial withdrawals, withdrawals, and annuity income payments under qualified policies, there may be no investment in the contract and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

     If you use this policy in connection with a Qualified Plan, the owner and annuitant generally must be the same individual and generally may not be changed. Additionally, for policies issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act (“ERISA”), the spouse or former spouse of the owner will have rights in the policy. In such a case, the owner may need the consent of the spouse or former spouse to change annuity options, to elect an automatic partial withdrawal option, or to make a withdrawal or surrender of the policy.

     In the case of qualified policies, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities (“IRAs”), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70½. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your policy may increase the amount of the minimum required distribution that must be taken from your policy.

     There may be a 10% penalty tax on the taxable amount of payments from certain qualified policies. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

(a)	received on or after the date the owner reaches age 59½;
(b)	received on or after the owner’s death or because of the owner’s disability (as defined in the tax law); or
(c)
made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and his designated beneficiary (as defined in the tax law).

     These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, exception “c” above for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first-time home purchases or for higher education expenses. You must meet special conditions to be eligible for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor. Certain other exceptions to the 10% penalty tax not described herein also may apply.

     When issued in connection with a Qualified Plan, we will amend a policy as generally necessary to conform to the requirements of the plan. However, owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy. In addition, Protective Life shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the policy, unless Protective Life consents.

     Following are brief descriptions of various types of Qualified Plans in connection with which Protective Life may issue a policy.

Individual Retirement Accounts and Annuities

     Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, on the persons who may be eligible, and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may “roll over” distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

     [However, you may not use the policy in connection with a “Coverdell Education Savings Account” (formerly known as an “Education IRA”) under Section 530 of the Code, a “Simplified Employee Pension” under Section 408(k) of the Code, or a “Simple IRA” under Section 408(p) of the Code.]

Roth IRAs

     Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, “qualified distributions” from a Roth IRA will be excludable from income.

     A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the owner was made. Second, the distribution must be either (1) made after the owner attains the age of 59½; (2) made after the owner’s death; (3) attributable to the owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence when the owner attains age 70½. A Roth IRA may accept a “qualified rollover contribution” from a (1) non-Roth IRA, (2) a “designated Roth account” maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

Corporate and Self-Employed (“H.R. 10” and “Keogh”) Pension and Profit-Sharing Plans

     Section 401(a) of the Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals’ Tax Retirement Act of 1962, as amended, commonly referred to as “H.R. 10” or “Keogh,” permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the policy in order to provide benefits under the plans.

Direct Rollovers

     If your policy is used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any “eligible rollover distribution” from the policy will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, Section 403(b) annuity policy or custodial account, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a “series of substantially equal periodic payments” made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, Federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the policy, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or Protective Life) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

Federal Income Tax Withholding

Protective Life will withhold and remit to the Federal government a part of the taxable portion of each distribution made under a policy unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments including surrenders prior to the retirement date and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have Federal income tax withheld, you are still liable for payment of Federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

Historical Performance Data

We may advertise yields and total returns for the subaccounts of the Variable Account. In addition, we mayadvertise the effective yield of the money market subaccount. These figures are historical and are not intended to indicate future performance.

The yield of the money market subaccount is the annualized income generated by an amount invested in that option over a specified seven-day period. We assume that the income generated for that seven-day period is generated each seven-day period over a 52-week period. We show the result as a percentage of the amount invested. We calculate the effective yield similarly but assume that the income earned is reinvested every seven days. The compounding effect of this assumed reinvestment causes the effective yield to be slightly higher than the yield.

We calculate the total return of subaccounts for portfolios other than the money market portfolio for various periods of time, including: (a) one year; (b) five years; (c) ten years; and (d) the period starting when the subaccount commenced operations.

The average annual total return is the annual compounded rate of return at which an initial investment of $1,000 would have grown to reach to the redeemable value of that investment at the end of each of the various measurement periods. We may also disclose cumulative total returns and returns for various time periods.

We may disclose performance figures that reflect the withdrawal charge, and also figures that assume the policy is not surrendered and therefore do not reflect any withdrawal charge.

The Statement of Additional Information has more information about performance data calculations.

Voting Rights

To the extent required by law, we will vote shares of the portfolios held by the Variable Account according to instructions received from persons having voting interests in those variable subaccounts. If, however, the 1940

Act or any regulation thereunder should be amended or if the present interpretation thereof should change, or if we determine that we are allowed to vote the portfolio shares in our own right, we may elect to do so. The funds do not hold regular annual shareholder meetings.

     The number of votes that you may direct to us to cast will be calculated separately for each variable subaccount. We will determine that number by applying your percentage interest, if any, in a particular variable subaccount to the total number of votes attributable to that variable subaccount. Before the annuity benefit date, you hold a voting interest in each variable subaccount to which policy value is allocated. After the annuity benefit date, the person receiving variable annuity payments has the voting interest. After the annuity benefit date, the votes attributable to a policy decrease as the value of the variable subaccounts under your policy decrease with each variable annuity payment. In determining the number of votes, fractional shares will be recognized. Please note that the effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

     The number of votes for a portfolio which are available will be determined as of the record date established by each fund. Voting instructions will be solicited by written communication prior to a shareholder meeting in accordance with procedures established by the fund.

     Portfolio shares attributable to the policies for which no timely instructions are received will be voted in proportion to the voting instructions which are received with respect to all Titanium Investor Variable Annuity policies participating in the variable subaccount. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

Legal Proceedings

     Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on Investment Distributors, Inc.’s, Protective Life’s or the Variable Account’s financial position.

Financial Statements

     Our financial statements and the financial statements of the Variable Account are contained in the Statement of Additional Information. Our financial statements should be distinguished from the Variable Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the policies. For a free copy of these financial statements and/or the Statement of Additional Information, please call or write to us at our administrative office.

Condensed Financial Information

     The following table gives “per unit” information about the financial history of each variable subaccount for the last ten years. This information should be read in conjunction with the Variable Account’s financial statements (including the notes thereto) included in the Statement of Additional Information.*

	Unit Values - For the Year Ended
Fund Name	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Alger Balanced	11.901	12.065	11.089	8.701	12.930	11.670	11.301	10.569	10.251	N/A
Alger Capital Appreciation	10.048	10.219	9.089	6.100	11.276	8.564	7.281	6.452	6.048	4.552
Alger Growth & Income	8.123	7.734	6.986	5.360	8.980	8.270	7.672	7.521	7.072	5.524
Alger Large Cap Growth	8.137	8.279	7.405	5.089	9.585	8.104	7.816	7.074	6.800	5.102
Alger MidCap Growth	9.476	10.476	8.890	5.949	14.488	11.169	10.283	9.495	8.518	5.845
Alger Small Cap Growth	9.823	10.289	8.330	5.804	11.022	9.535	8.056	6.989	6.081	4.332
Dreyfus VIF Appreciation	11.003	10.236	9.005	7.448	10.722	10.150	8.837	8.585	8.288	6.936
Dreyfus VIF Money Market	10.681	10.831	10.982	11.123	11.001	10.639	10.317	10.191	10.253	10.325
Dreyfus VIF Quality Bond	15.721	14.895	13.937	12.295	13.012	12.745	12.400	12.270	12.011	11.633
Dreyfus Socially Responsible Growth	6.944	6.979	6.164	4.673	7.228	6.801	6.315	6.181	5.901	4.749
DWS Dreman Small Mid Cap
Value VIP	11.376	12.283	10.120	7.913	12.052	11.861	N/A	N/A	N/A	N/A
DWS Equity 500 Index VIP	12.336	12.283	10.860	8.719	14.069	13.551	11.895	11.523	10.567	N/A
DWS High Income VIP	12.834	12.614	11.153	8.074	10.768	10.818	N/A	N/A	N/A	N/A
DWS Large Cap Value VIP	10.275	10.430	9.547	7.722	12.312	11.035	N/A	N/A	N/A	N/A
DWS Mid Cap Growth VIP	9.273	9.864	7.829	5.544	11.246	10.526	N/A	N/A	N/A	N/A
DWS Small Cap Index VIP	13.913	14.760	11.843	9.488	14.607	15.101	13.034	12.677	10.917	7.561
DWS Small Mid Cap Growth VIP	11.034	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
DWS Strategic Value VIP	7.764	8.037	7.237	5.859	11.025	11.373	N/A	N/A	N/A	N/A
Evergreen VA Balanced Fund	N/A	N/A	8.110	5.858	10.903	10.365	9.568	9.215	8.791	7.701
Franklin Global Real Estate	10.425	11.205	9.393	7.999	14.083	18.048	15.177	13.563	10.436	N/A
Franklin Large Cap Value Securities	9.257	9.909	8.794	7.035	11.005	11.191	N/A	N/A	N/A	N/A
Franklin Zero Coupon Fund-2010	N/A	N/A	11.610	11.756	11.119	10.402	10.302	10.310	10.010	N/A
Franklin Templeton Foreign Securities	11.422	12.958	12.124	8.972	15.261	13.405	11.193	10.303	8.815	6.761
Franklin Templeton Global
Asset Allocation	N/A	N/A	14.752	12.282	16.629	15.329	12.835	12.569	11.015	8.465
Franklin Templeton Global
Bond Securities	18.822	19.254	17.061	14.577	13.920	12.718	11.436	11.965	10.576	N/A
Invesco Van Kampen V.I. American
Franchise (formerly
Capital Appreciation)	5.432	5.982	5.253	4.399	7.758	7.024	6.701	6.244	5.938	4.649
Invesco Van Kampen V.I. Mid Cap
Growth (formerly Capital
Development)	9.552	10.435	8.909	6.344	12.144	11.114	N/A	N/A	N/A	N/A
Invesco V.I. Core Equity	8.476	8.600	7.961	6.293	9.135	8.569	7.446	7.170	6.673	5.438
Invesco V.I. Government Securities	13.152	12.360	11.892	12.061	10.890	10.387	10.172	10.146	10.032	N/A
Invesco V.I. International Growth	12.113	13.171	11.834	8.874	15.095	13.345	10.553	9.074	7.421	5.831
Invesco V.I. Technology	3.156	3.371	2.818	1.816	3.318	3.125	2.868	2.846	2.759	1.926
Invesco V.I. Utilities	11.210	9.761	9.312	8.217	12.319	10.356	8.370	7.265	5.963	5.148

				Unit Values - For the Year Ended
Fund Name	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
MFS Emerging Growth	6.884	7.004	6.158	4.536	7.350	6.152	5.782	5.370	4.821	3.754
MFS High Income	14.258	13.889	12.275	8.553	12.130	12.088	11.106	11.024	10.243	N/A
MFS Investors Trust	9.275	9.616	8.777	7.014	10.630	9.773	8.771	8.288	7.548	6.267
MFS Research	8.534	8.693	7.607	5.909	9.376	8.400	7.710	7.253	6.349	5.163
MFS Total Return	13.464	13.415	12.375	10.633	13.848	13.477	12.213	12.045	10.973	9.566
MFS Value	10.723	10.907	9.915	8.194	12.333	11.587	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT
Discovery Fund	7.837	7.913	5.921	4.279	7.800	6.467	5.720	5.292	4.504	3.403
Wells Fargo Advantage VT Asset
Allocation Fund	10.693	10.183	9.113	8.009	11.483	10.797	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT
International Equity	9.372	10.899	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wells Fargo Advantage
VT Opportunity	13.154	14.117	11.569	7.941	13.444	12.787	11.555	10.861	9.317	6.896
Wells Fargo Advantage VT
Small Cap Value	17.967	19.603	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT Total
Return Bond	13.460	12.601	11.933	10.809	10.707	10.225	N/A	N/A	N/A	N/A

				Accumulation Units Outstanding
Fund Name	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Alger Balanced	7,266	7,327	7,635	7,705	7,897	6,548	5,597	4,761	80	N/A
Alger Capital Appreciation	63,181	67,864	94,193	122,954	128,623	136,805	140,302	137,503	140,142	127,410
Alger Growth & Income	45,570	54,093	72,053	97,393	127,670	135,954	144,122	150,216	133,923	109,641
Alger Large Cap Growth	58,508	63,715	94,121	120,899	137,827	233,694	267,578	271,569	251,124	134,937
Alger MidCap Growth	70,790	79,696	126,696	157,619	167,244	269,965	279,905	292,841	296,856	169,186
Alger Small Cap Growth	35,496	40,144	39,898	53,191	63,817	78,048	86,851	72,162	67,013	52,481
Dreyfus VIF Appreciation	17,749	18,475	20,764	29,067	33,247	189,571	191,026	208,287	200,858	29,063
Dreyfus VIF Money Market	1,444,655	169,124	174,114	237,285	257,576	183,043	249,553	236,995	227,606	233,016
Dreyfus VIF Quality Bond	31,725	38,099	46,398	65,165	92,067	109,633	125,746	151,831	145,360	124,538
Dreyfus Socially Responsible Growth	13,973	20,741	22,706	32,264	41,938	46,800	49,061	50,904	51,167	48,968
DWS Dreman Small Mid Cap
Value VIP	6,078	4,741	7,346	7,461	6,569	5,052	N/A	N/A	N/A	N/A
DWS Equity 500 Index VIP	16,151	3,886	2,570	15,154	17,964	31,314	50,742	63,174	18,037	N/A
DWS High Income VIP	89	88	1,108	1,384	2,047	608	N/A	N/A	N/A	N/A
DWS Large Cap Value VIP	1,683	1,373	2,327	3,749	2,939	2,466	N/A	N/A	N/A	N/A
DWS Mid Cap Growth VIP	N/A	8,591	377	779	2,693	305	N/A	N/A	N/A	N/A
DWS Small Cap Index VIP	17,632	20,549	30,042	36,872	48,244	94,670	105,201	107,966	98,557	32,764
DWS Small Mid Cap Growth VIP	8,578	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
DWS Strategic Value VIP	N/A	301	283	276	242	869	N/A	N/A	N/A	N/A
Evergreen VA Balanced Fund	N/A	N/A	4,513	6,616	12,592	13,999	16,441	13,077	11,538	9,594
Franklin Global Real Estate	37,741	39,161	42,698	48,509	52,276	70,165	54,860	42,376	-	N/A
Franklin Large Cap Value Securities	3,076	3,013	4,855	6,243	5,540	2,204	N/A	N/A	N/A	N/A
Franklin Zero Coupon Fund-2010	N/A	N/A	5,331	6,080	11,866	11,205	6,204	4,738	-	N/A
Franklin Templeton Foreign Securities	15,408	17,442	23,676	43,682	60,864	67,780	85,917	84,269	66,866	38,595
Franklin Templeton Global
Asset Allocation	N/A	N/A	23,238	31,972	36,627	73,138	77,857	90,756	83,344	26,063
Franklin Templeton Global
Bond Securities	10,800	7,639	4,675	4,615	8,723	21,690	2,196	570	-	N/A
Invesco Van Kampen V.I. American
Franchise (formerly
Capital Appreciation)	94,858	102,068	110,642	124,401	176,484	177,917	106,084	129,856	150,819	133,962
Invesco Van Kampen V.I. Mid Cap
Growth (formerly
Capital Development)	821	887	1,897	2,133	1,422	1,888	N/A	N/A	N/A	N/A
Invesco V.I. Core Equity	27,565	103,490	122,417	156,627	199,363	218,126	92,942	108,051	98,496	104,597
Invesco V.I. Government Securities	6,421	6,469	6,242	13,089	11,793	13,024	1,558	4,631	-	N/A
Invesco V.I. International Growth	24,225	26,692	32,373	43,747	55,635	59,341	44,844	37,545	32,955	39,643
Invesco V.I. Technology	128,677	131,300	151,953	198,490	242,572	273,530	286,421	315,204	317,406	219,066
Invesco V.I. Utilities	28,023	33,290	39,495	54,300	61,622	89,647	57,704	47,860	58,334	59,724
MFS Emerging Growth	62,188	69,880	76,782	88,971	103,960	118,040	129,110	146,790	141,907	128,610
MFS High Income	2,463	13,285	17,975	17,355	23,898	17,069	42,842	47,724	40,141	N/A
MFS Investors Trust	7,572	18,074	20,186	24,455	32,090	33,398	61,558	73,324	41,848	47,240
MFS Research	15,381	17,791	21,378	22,837	24,612	27,666	27,458	25,673	27,116	28,348
MFS Total Return	64,850	69,924	94,929	113,693	143,024	227,024	239,396	251,526	244,135	221,563
MFS Value	1,968	2,175	1,279	1,544	1,276	3,770	N/A	N/A	N/A	N/A

				Accumulation Units Outstanding
Fund Name	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Wells Fargo Advantage VT
Discovery Fund	54,433	60,362	64,796	90,733	119,127	125,623	119,795	108,728	118,732	86,928
Wells Fargo Advantage VT Asset
Allocation Fund	—	—	1,021	1,020	120	112	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT
International Equity	8,471	10,484	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT
Opportunity	49,438	52,768	83,660	110,400	126,362	146,220	147,326	136,036	127,638	112,885
Wells Fargo Advantage VT Small
Cap Value	44,505	47,858	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT Total
Return Bond	7,093	11,667	987	948	3,265	236	N/A	N/A	N/A	N/A

Statement of Additional Information

     A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the table of contents for the Statement of Additional Information:

The Policy	3
Definitions	3
Accumulation Units	5
Annuity Units	5
Net Investment Factor	5
Determination of Annuity Payments	6
Fixed Annuity Payments	6
Variable Annuity Payments	6
The Contract.	6
Misstatement of Age or Sex	7
Annual Report	7
Non-Participation	7
Ownership	7
Beneficiary	7
Change of Ownership or Beneficiaries	7
Assignment.	8
Incontestability	8
Evidence of Survival	8
Performance Data Calculations	8
Yields and Total Returns	8
Average Annual Total Return Calculations	9
Other Performance Data	10
Adjusted Historical Portfolio Performance Data	10
Addition, Deletion or Substitution of Investments	10
Distribution of the Policy	11
Safekeeping of Variable Account Assets	12
State Regulation	12
Records and Reports	12
Legal Matters.	12
Experts	12
Potential Conflicts of Interest	12
Other Information	13
Financial Statements	13

Appendix A State Variations

For Policies issued to residents of the state of Alabama:

Withdrawal Charge Rates:

Number of Full Years Since
Receipt of Purchase Payment:	<1	1	2	3	4	5	6	7	8	9	10+
Withdrawal Charge (% of
Purchase Payment):	9%	9%	8.5%	7.75%	7%	6%	5%	4%	3%	2%	0%

For Policies issued to residents of the state of Connecticut:

Withdrawal Charge Rates:

Number of Full Years Since
Receipt of Purchase Payment:	<1	1	2	3	4	5	6	7	8	9	10+
Withdrawal Charge (% of
Purchase Payment):	9%	9%	8%	7%	6%	5%	4%	3%	2%	1%	0%

For Policies issued to residents of the state of Texas:

Withdrawal Charge Rates:

Number of Full Years Since
Receipt of Purchase Payment:	<1	1	2	3	4	5	6	7	8	9	10+
Withdrawal Charge (% of
Purchase Payment):	9%	9%	8.5%	7.75%	7%	6%	5%	4%	3%	2%	0%

For Policies issued to residents of the state of Massachusetts:

The Fixed Account funding choice is not available.

For Policies issued to residents of the state of Oregon:

The Fixed Account funding choice is not available.

For Policies issued to residents of the state of Pennsylvania:

The Waiver of Withdrawal Charges Rider is only available to an Owner, Age 75 or younger on the policy date. The Total Disability Provision is not available at any age.

For Policies issued to residents of the state of Washington:

The Fixed Account funding choice is not available.

Other:

There are other variations in certain states. Your policy governs the exact terms for you.

     This Prospectus sets forth information about the Titanium Investor Variable Annuity Policy that a prospective investor should know before investing. The Statement of Additional Information contains more detailed information about the policy and the Variable Account. This Statement of Additional Information is available upon request at no charge. To obtain such information, return this request form to the address shown below:

TO: Customer Service
Protective Life Insurance Company
Post Office Box 1928
Birmingham, AL 35282-8238
Toll Free: (800) 456-6330

Please send me a Statement of Additional Information for the Titanium Investor Variable Annuity (TVA).

Name __________________________________
Address ________________________________
_______________________________________
_______________________________________
_______________________________________

Telephone (  ) ____________________________

UI-503

TITANIUM ANNUITY VARIABLE ACCOUNT

PROTECTIVE LIFE INSURANCE COMPANY

Customer Service
Protective Life Insurance Company
Post Office Box 1928
Birmingham, Alabama 35282-8238
Toll Free: (800) 268-1000

STATEMENT OF ADDITIONAL INFORMATION

     This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Titanium Investor Variable Annuity Policy (the “Policy”) offered by Protective Life Insurance Company. You may obtain a copy of the Prospectus dated July 2, 2012, by writing us at our address shown above. Terms used in the current Prospectus for the Policy are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.

Dated: July 2, 2012

		Corresponding
		Page in
	Page	Prospectus
The Policy	3
Definitions	3
Accumulation Units	5
Annuity Units.	5
Net Investment Factor	5
Determination of Annuity Payments	6
Fixed Annuity Payments	6
Variable Annuity Payments	6
The Contract	6
Misstatement of Age or Sex.	7
Annual Report	7
Non-Participation.	7
Ownership	7
Beneficiary	7
Change of Ownership or Beneficiaries	7
Assignment	8
Incontestability	8
Evidence of Survival	8
Performance Data Calculations.	8	40
Yields and Total Returns	8
Average Annual Total Return Calculations	9
Other Performance Data	10
Adjusted Historical Portfolio Performance Data	10
Addition, Deletion or Substitution of Investments	10
Distribution of the Policy	11	32
Safekeeping of Variable Account Assets	12
State Regulation	12
Records and Reports	12
Legal Matters	12	41
Experts	12
Potential Conflicts of Interest	12
Other Information	13
Financial Statements	13	41

The Policy

     As a supplement to the description in the Prospectus, the following provides additional information about the Policy.

Definitions

     The following words and phrases are defined and used in your policy, and many of them are also used in the Prospectus and in this Statement of Additional Information.

Accumulation Unit - An accounting unit used to calculate the Policy Value.

Age - The issue Age shown under Policy Data as determined by us from the date of birth stated in the application. Attained ages are determined from the Policy Date. No Policy will be issued if either the Owner or Annuitant is over Age 90. We use age last birthday.

Annuitant - The person on whose life Annuity Payments depend. If the Policy Owner names more than one person as an “Annuitant,” the second person named shall be referred to as “Co-Annuitant.” The “Annuitant” and “Co-Annuitant” will be referred to collectively as the “Annuitant.”

Annuity Benefit Date - The date on which Annuity Payments are to start. The Annuity Benefit Date is shown under Policy Data unless changed.

Annuity Unit - An accounting unit used to calculate the value of Variable Annuity Payments.

Fixed Account - Part of the General Account of Protective Life Insurance Company to which You may allocate all or a portion of your Purchase Payments or Policy Values.

Fixed Annuity - An Annuity with payments which are guaranteed to remain fixed in amount throughout the payment period.

General Account - The General Account consists of all assets of Protective Life Insurance Company other than those in any separate account.

Net Purchase Payment - The Purchase Payment less any deduction for premium taxes.

Policy Anniversary - The same day and month as the Policy Date each year the Policy remains in force.

Policy Date - The date from which Policy Anniversaries and Policy Years are determined. Your Policy Date is shown under Policy Data.

Policy Value - The Policy Value is equal to the Variable Account Value plus the Fixed Account Value.

Policy Year - A year that starts on the Policy Date or on a subsequent Policy Anniversary.

Purchase Payment - An amount paid by the Owner to us as consideration for the benefits provided by this Policy.

Subaccount - The Subaccounts named under the Policy Data. Each is a part of a Variable Account of ours.

Surrender Value - The Policy Value less any withdrawal charges, the Annual Contract Maintenance Charge, and applicable deductions for premium taxes.

Valuation Date - Each day that the New York Stock Exchange is open for regular trading and our administrative office is open for business. The close of regular trading on the New York Stock Exchange usually is 4:00 p.m. Eastern time. Currently, the Friday after Thanksgiving and, in most years, December 24 (Christmas Eve day) and December 31 (New Year’s Eve day), are not business days. (The policy form uses the term “Valuation Date” to refer to business days.)

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Valuation Period - The interval of time between a Valuation Date and the next Valuation Date. It is measured from the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on one Valuation Date to the close of regular trading on the New York Stock Exchange on the next Valuation Date.

Variable Account - The Titanium Annuity Variable Account, a separate account maintained by us.

Variable Annuity - An Annuity with payments which vary in amount with the investment experience of the Subaccounts of the Variable Account.

We, our, us - Protective Life Insurance Company.

You, your - The Owner or Joint Owner of this Policy. The Owner may be someone other than the Annuitant. The Owner is shown in the application unless the Owner has been changed as provided in this Policy.

4

The Policy

     As a supplement to the description in the Prospectus, the following provides additional information about the policy.

Accumulation Units

     An Accumulation Unit is an accounting unit used prior to the Annuity Benefit Date to calculate the Variable Account Value. The portion of a Net Purchase Payment that you allocate to a Subaccount of the Variable Account is credited as Accumulation Units in that Subaccount. Similarly, the value that you transfer to a Subaccount of the Variable Account is credited as Accumulation Units in that Subaccount. The number of Accumulation Units to credit is determined by dividing (1) the dollar amount allocated to the Subaccount by (2) the Subaccount’s appropriate Accumulation Unit Value for the Valuation Period in which we received the Purchase Payment or transfer request (in the case of the initial Purchase Payment, we will credit Accumulation Units for that Purchase Payment based on the Accumulation Unit value for the Policy Date).

     The value of an Accumulation Unit for each Subaccount was initially arbitrarily set at $10. The value for any later Valuation Period is found by multiplying the Accumulation Unit Value for a Subaccount for the last prior Valuation Period by such Subaccount’s Net Investment Factor (described below) for the following Valuation Period. Like the Policy Value, the value of an Accumulation Unit may increase or decrease from one Valuation Period to the next.

Annuity Units

     An Annuity Unit is an accounting unit used after the Annuity Benefit Date to calculate the value of Variable Annuity Payments. The value of an Annuity Unit in each Subaccount was initially set at $10. The value for any later Valuation Period is determined by (a) multiplying the Annuity Unit Value for a Subaccount for the last prior Valuation Period for such Subaccount’s Net Investment Factor for the following Valuation Period, and then (b) adjusting the result to compensate for the interest rate assumed in the annuity tables used to determine the amount of the first Variable Annuity Payment. The value of an Annuity Unit for each Subaccount changes to reflect the investment performance of the Portfolio underlying that Subaccount.

Net Investment Factor

     The Net Investment Factor is an index applied to measure the investment performance of a Subaccount of the Variable Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than one, so the value of a Subaccount may increase or decrease.

     The Net Investment Factor of a Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)	is the result of:
	(a)	the net asset value per Portfolio share held in the Subaccount, determined at the end of the current Valuation Period; plus

	(b)	the per share amount of any dividend or capital gain distributions on the Portfolio shares held in the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

	(c)	a charge or credit for any taxes reserved for the current Valuation Period which we determine to have resulted from the investment operations of the Subaccount;
(2)	is the result of:

	(a)	the net asset value per Portfolio share of the Portfolio shares held in the Subaccount, determined at the end of the previous Valuation Period; plus or minus

5
[Missing Graphic Reference]

	(b)	the charge or credit for any taxes reserved for the previous Valuation Period; and

(3)	is a deduction for the 1.25% Mortality and Expense Risk Charge (daily rate of .003425%) and the 0.15%

	Administration	Fee (daily rate of .000411%).

Determination of Annuity Payments

     At the Annuity Benefit Date, the Policy Value, less any applicable premium taxes, may be applied to make Fixed Annuity Payments, Variable Annuity Payments, or a combination thereof.

Fixed Annuity Payments.

     Fixed Annuity Payments provide guaranteed annuity payments which remain fixed in amount throughout the payment period. Fixed Annuity Payments do not vary with the investment experience of the Subaccounts. The payment amount will be based on our Fixed Annuity Payment rates in effect on the settlement date. These rates are guaranteed to be equal to or greater than payments based on the Annuity 2000 Mortality Table with interest at 3.0%. Where requested and required by law unisex tables will be used.

Variable Annuity Payments.

     The dollar amount of the first Variable Annuity Payment is determined by multiplying the net value (policy value less any applicable premium taxes) applied by purchase rates based on the Annuity 2000 Mortality Table with interest at 4.0% in most states. Where requested and required by law unisex tables will be used.

     The portion of the first Variable Annuity Payment attributed to each Subaccount is divided by the Annuity Unit Value for the Subaccount (as of the same date that the amount of the first Variable Annuity Payment is determined) to determine the number of Annuity Units upon which later Variable Annuity Payments will be made. This number of Annuity Units will not change unless subsequently changed by reallocation (transfer). The dollar amount of each monthly Variable Annuity Payment after the first Annuity Payment will equal the sum of the number of Annuity Units credited to each Subaccount multiplied by the Annuity Unit Value for each respective Subaccount for the Valuation Period.

     After the Annuity Benefit Date, the Annuitant may transfer Annuity Units among the Subaccounts, no more than once each Policy Year, by sending a written request to Protective Life. A transfer will be made as of the next Annuity Payment Date, by converting Annuity Units for the value transferred from a Subaccount into Annuity Units in the Subaccount to which the value is transferred. Transfers may cause the number of Annuity Units to change, but will not change the dollar amount of the Variable Annuity Payment as of the date of transfer.

     Protective Life guarantees that the dollar amount of monthly Variable Annuity Payments after the first payment will not be affected by variations in expenses or mortality experience.

The Contract

     The entire contract is made up of the Policy, any riders, and the written application. All statements made in the application are considered representations and not warranties. Only the statements made in the written application can be used by us to defend a claim or void the Policy.

     Changes to the Policy are not valid unless we make them in writing. They must be signed by one of our officers. No registered representative has authority to change the Policy or to waive any of its provisions.

6

Misstatement of Age or Sex

     If the Annuitant’s age or sex is misstated, we will adjust each benefit and any amount to be paid to reflect the correct age and sex. The amount of any underpayment in benefits will be paid in one sum with interest at a rate of 6% per annum. The amount of any overpayment in benefits, with interest at a rate of 6% per annum, will be charged against future Annuity Payments.

Annual Report

     At least once each Policy Year prior to the Annuity Benefit Date we will send you a report on your Policy. It will show the current Policy Value, the current Fixed Account Value, the current value of the Subaccounts of the Variable Account, the Purchase Payments paid, all charges and partial withdrawals since the last report, the current Surrender Value and the current Death Benefit. We will also include in the report any other information required by state law or regulation. Other items, such as Purchase Payments made by automatic deduction from your checking account, may be confirmed in quarterly reports. Further, we will send you the reports required by the Investment Company Act of 1940. You may request additional reports during the year but we may charge a fee for any additional reports.

Non-Participation

     The Policy is non-participating. This means that no dividends will be paid on your Policy. It will not share in our profits or surplus earnings.

Ownership

     The Policy belongs to you, the Policyowner. Unless you provide otherwise, you may receive all benefits and exercise all rights of the Policy prior to the Annuity Benefit Date. These rights and the rights of any Beneficiary are subject to the rights of any assignee. If there is more than one Owner at a given time, all must exercise the rights of ownership by joint action.

Beneficiary

     The Beneficiary means the person, persons or entity entitled to Death Benefit proceeds under this Policy upon death of the Owner (or Annuitant if the Owner is not a natural person) before the Annuity Benefit Date. If the Policy has joint Owners and one Owner dies, the surviving Joint Owner will be deemed the Beneficiary. The rights of any Beneficiary who dies before the Owner (or Annuitant if the Owner is not a natural person) will pass to the surviving Beneficiary or Beneficiaries unless you provide otherwise. If no Beneficiary is living at the Owner’s death if the Owner is a natural person, we will pay the Death Benefit, if any, to the Joint Owner, if living; otherwise, it will be paid to the deceased’s estate. (If the Owner is not a natural person and no Beneficiary is living at the Annuitant’s death, we will pay the Death Benefit, if any, to the Annuitant’s estate.)

Change of Ownership or Beneficiaries

     Unless you provide otherwise in writing to us, you may change the Owner or the Beneficiary or the Payment Option Beneficiary during your lifetime. Any changes must be made by written request filed in good order with us at our administrative office. The change takes effect on the date the request was signed, but it will not apply to payments made by us before we accept your written request. We may require you to submit the Policy to us at our administrative office before making a change. A change of ownership may be a taxable event. You should consult your tax advisor prior to making any change.

7

Assignment

     You may assign the Policy, but we will not be responsible for the validity of any assignment and no assignment will bind us until it is filed in writing in good order at our administrative office. When it is filed, your rights and the rights of any Beneficiary will be subject to it. An assignment of the Policy may be a taxable event. Your ability to assign a Qualified Policy may be restricted. This policy, or any of its riders, is not designed for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme. This policy is not designed to be traded on any stock exchange or secondary market. By purchasing this policy, you represent and warrant that you are not purchasing or intending to use this policy, or any of its riders, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Incontestability

Protective Life will not contest the Policy.

Evidence of Survival

     Where any payments under the Policy depend on the annuitant or payee being alive, we may require proof of survival prior to making the payments.

Performance Data Calculations

     We may advertise the yield and effective yield of the Money Market Subaccount. In addition, we may advertise the total returns for other Subaccounts of the Variable Account. All performance data calculations for the Variable Account will be in accordance with uniformly imposed SEC regulations.

Yields and Total Returns

     From time to time, we may advertise or include in sales literature historical performance data, including yields, effective yields, and annual total returns for the variable subaccounts. These figures are based on historical earnings and do not indicate or project future performance. Effective yields and total returns for a variable subaccount are based on the investment performance of the corresponding portfolio. A portfolio’s performance reflects the portfolio’s expenses. See the prospectuses for the underlying mutual fund portfolios.

     In advertising and sales literature, the performance of each variable subaccount may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuity investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the variable subaccounts. Lipper Analytical Services, Inc. (“Lipper”) and Variable Annuity Research Data Service (“VARDS”) are independent services that monitor and rank the performance of variable annuity issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, surrender charges, insurance charges, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and VARDS, we also may rely on other third-party independent services to provide similar information.

     Advertising and sales literature may also compare the performance of each variable subaccount to the Standard & Poor’s Composite Index of 500 stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any “deduction” for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as sources of performance comparison.

8

     We may also report other information, including the effect of tax-deferred compounding on a variable subaccount’s investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from variable subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying portfolio’s investment experience is positive.

     Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolio in which a variable subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Average Annual Total Return Calculations

     For each Subaccount of the Variable Account other than the Money Market Subaccount an average annual total return may be calculated for a given period. It is computed by finding the average annual compounded rate of return over one, five and ten year periods (or, where a Subaccount has been in existence for a period less than one, five or ten years, for such lesser period) that would equate the initial amount invested to the ending redeemable value, according to the following formula:

     P(1 + T)^n = ERV

Where P = a hypothetical initial payment of $1,000

T = average annual total return

N = number of years in the period

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five or ten year periods (or fractional portion thereof) at the end of such period.

     All recurring fees that are charged to all Policy Owner accounts are recognized in the ending redeemable value. The average annual total return calculation will also reflect the effect of Withdrawal Charges that may be applicable due to surrender of the Policy at the end of a particular period.

     From time to time we may also disclose average annual total returns in a non-standard format in conjunction with the standard format described on the previous page. The only difference between the two methods is that the non-standard format assumes a withdrawal charge of 0%.

9

Other Performance Data

     We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the withdrawal charge will be 0%.

     CTR = {ERV/P} - 1

Where:

CTR = the cumulative total return net of policy charges for the period.

ERV = ending redeemable value of a hypothetical $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion of the period).

P = a hypothetical initial payment of $1,000.

All non-standard performance data will be advertised only if the standard performance data is also disclosed.

Adjusted Historical Portfolio Performance Data

     We may also disclose “historical” performance data for a portfolio, for periods before the applicable Subaccount of the Variable Account commenced operations. Such performance information will be calculated based on the performance of the portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the portfolio, with a level of policy charges currently in effect.

     This type of adjusted historical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the policy is not surrendered (i.e., with no deduction for the withdrawal charge) and assuming that the policy is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable withdrawal charge).

     Portfolio information, including historical daily net asset values and capital gains and dividends distributions regarding each portfolio, has been provided by that portfolio. The Subaccount adjusted historical performance data is derived from the data provided by the portfolios. We have no reason to doubt the accuracy of the figures provided by the portfolios. We have not verified these figures.

Addition, Deletion or Substitution of Investments

     Protective Life reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for, the shares that are held by the Variable Account (or any Subaccount) or that the Variable Account (or any Subaccount) may purchase. Protective Life reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio of the Funds or any other investment vehicle or of another open-end, registered investment company if laws or regulations are changed, if the shares of any of the funds or a Portfolio are no longer available for investment, or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Subaccount. Protective Life will not substitute any shares attributable to a Policyowner’s interest in a Subaccount of the Variable Account without notice and prior approval of the U.S. Securities and Exchange Commission and the insurance regulator of the state where the Policy was delivered, where required. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

     Protective Life also reserves the right to establish additional Subaccounts of the Variable Account, each of which would invest in a new Portfolio, or in shares of another investment company or suitable investment, with a specified investment objective. New Subaccounts may be established when, in the sole discretion of Protective Life, marketing needs or investment conditions warrant, and any new Subaccount will be made available to

10

existing Policyowners on a basis to be determined by Protective Life. Protective Life may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, or investment conditions warrant.

     In the event of any such substitution or change, Protective Life may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. If deemed by Protective Life to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other Protective Life separate accounts.

Distribution of the Policy

     As of July 1, 2012, Investment Distributors, Inc., 2801 Highway 280 South, Birmingham, Alabama, 35223, is the principal underwriter of the Policies.

     Comerica Securities, Inc., 2009 West Fort Street, Detroit, Michigan, 48226, was the principal underwriter of the Policies from February 1, 2010 to June 30, 2012.

     From February 1, 2009 to February 1, 2010, Sterne Agee Financial Services, Inc. (800 Shades Creek Parkway, Birmingham, Alabama, 35209) was the principal underwriter of the Polices.

     Prior to February 1, 2009, United Securities Alliance, Inc., Financial Plaza A, 7730 East Belleview Ave., Suite AG-9, Greenwood Village, Colorado, was the principal underwriter of the policies.

     For each of the last three fiscal years, the principal underwriter(s) received the following sales compensation with respect to the Policies:

Aggregate Amount of Commissions
Paid to United
Fiscal year	Securities Alliance, Inc.*
2009	$1,941
2010	$0
2011	$0

Aggregate Amount Of Commissions
Paid to
Fiscal Year	Sterne Agee*
2009	$35,371
2010	$ 1,709
2011	$ 0

Aggregate Amount of Commissions
Paid to
Fiscal year	Comerica Securities, Inc.*
2009	$ 0
2010	$30,382
2011	$26,195

Aggregate Amount of Commissions
Paid to
Fiscal year	Investment Distributors, Inc.**
2009	$0
2010	$0
2011	$0

*	Includes sales compensation paid to registered persons of the underwriter or to other selling firms. We have no information as to the amount retained by the principal underwriter. Comerica was also paid $55,000 in
2010, and $60,000 in 2011 for services rendered as principal underwriter.
**	Investment Distributors, Inc did not retain any of these amounts.

11

     The offering of the Policies is continuous, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering of the Policies.

Safekeeping of Variable Account Assets

     Protective Life holds the assets of the Variable Account. The assets are held separate and apart from Protective Life’s general account. Protective Life maintains records of all purchases and redemptions of Fund shares by each of the Subaccounts.

State Regulation

     Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the policy form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the policy is sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

Records and Reports

     All records and accounts relating to the Variable Account will be maintained by Protective Life. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to Owners at their last known address of record.

Legal Matters

     Legal advice regarding certain matters relating to Federal securities laws has been provided by Sutherland Asbill & Brennan LLP of Washington, D.C.

Experts

     The statement of assets and liabilities of Titanium Annuity Variable Account as of December 31, 2011 and the related statement of operations and the statement of changes in net assets for the year ended December 31, 2011 included in this SAI, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Protective Life Insurance Company as of December 31, 2011, and 2010 and for each of the three years in the period ended December 31, 2011 included in this SAI, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The statement of changes in net assets of Titanium Annuity Variable Account for the year ended December 31, 2010 and the financial highlights for each of the four years in the period then ended, included in this SAI, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Potential Conflicts of Interest

     In addition to the Variable Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance

12

policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously.

     Although neither we nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio’s Board of Directors will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in Federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

     If a portfolio’s Board of Directors were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

     The portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of owners of this policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the portfolio as an investment option under the policies or replacing the portfolio with another portfolio.

Other Information

     A Registration Statement has been filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the prospectus or this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the documents themselves or to the instruments filed with the U.S. Securities and Exchange Commission.

Financial Statements

     The financial statements of Protective Life, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of Protective Life to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

13

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

REPORT ON AUDIT OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

INDEX TO FINANCIAL STATEMENTS

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY	Page(s)
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Statement of Assets and Liabilities as of December 31, 2011	F-4 - F-8
Statement of Operations for the year ended December 31, 2011	F-9 - F-13
Statement of Changes in Net Assets for the years ended
December 31, 2011 and December 31, 2010	F-14 - F-23
Notes to Financial Statements	F-24 - F-41

PROTECTIVE LIFE INSURANCE COMPANY

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Contract Owners of the Titanium Variable Annuity Account
and Board of Directors of United Investors Life Insurance Company:

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts as listed in Note 1 to such financial statements of the Titanium Variable Annuity Account (the "Separate Account") at December 31, 2011, the results of its operations and the changes in their net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of United Investors Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2011 by correspondence with the transfer agents of the investee mutual funds, provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama

May 3, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
United Investors Life Insurance Company
and the Contract Owners of the
Titanium Annuity Variable Account:

We have audited the accompanying statement of changes in net assets of each of the subaccounts as listed in Note 1 that comprise the Titanium Annuity Variable Account for the year ended December 31, 2010, and the unit values and financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Titanium Annuity Variable Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Titanium Annuity Variable Account is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Titanium Annuity Variable Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned at December 31, 2010, by correspondence with the investment company. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the changes in net assets of each of the respective subaccounts of the Titanium Annuity Variable Account for the year ended December 31, 2010, and the financial highlights for each of the four years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

June 3, 2011

Titanium Annuity Variable Account
Statement of Assets and Liabilities
December 31, 2011
			Alger				Dreyfus Variable Investment Fund
								Dreyfus	Dreyfus	Dreyfus VIF
		Alger	Alger	Alger	Alger	Alger	Dreyfus	VIF	VIF	Socially
	Alger	Capital	Growth &	LargeCap	MidCap	SmallCap	VIF	Money	Quality	Responsible
	Balanced	Appreciation	Income	Growth	Growth	Growth	Appreciation	Market	Bond	Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
ASSETS
Investments in underlying portfolio funds,
at current fair value	$86,501	$635,057	$370,292	$476,220	$671,074	$348,794	$195,373	$1,444,528	$498,916	$97,063
Dividends and other receivables	-	-	-	-	-	-	-	-	-	-
Total assets	86,501	635,057	370,292	476,220	671,074	348,794	195,373	1,444,528	498,916	97,063
LIABILITIES
Liabilities - other payables	29	219	128	164	231	122	68	499	169	33
Net assets	$86,472	$634,838	$370,164	$476,056	$670,843	$348,672	$195,305	$1,444,029	$498,747	$97,030
Units Outstanding	7,266	63,181	45,570	58,508	70,790	35,496	17,749	1,444,655	31,725	13,973
Shares Owned in each Portfolio	7,655	12,224	34,478	11,044	57,554	11,241	5,141	1,444,655	41,855	3,245
Fair Value per Share	$11.30	$51.95	$10.74	$43.12	$11.66	$31.03	$38.00	$1.00	$11.92	$29.91

See accompanying notes to financial statements

Titanium Annuity Variable Account
Statement of Assets and Liabilities
December 31, 2011
	DWS Variable Series								Franklin Templeton Investments
	DWS Dreman		DWS				DWS			Franklin
	Small	DWS	High	DWS	DWS	DWS	Small	DWS	Franklin	Large Cap
	Mid Cap	Equity 500	Income	Large Cap	Mid Cap	Small Cap	Mid Cap	Strategic	Global	Value
	Value VIP	Index VIP	VIP	Value VIP	Growth VIP	Index VIP	Growth VIP	Value VIP	Real Estate	Securities
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
ASSETS
Investments in underlying portfolio funds,
at current fair value	$69,065	$199,312	$1,146	$17,295	$-	$245,402	$79,570	$-	$393,583	$28,484
Dividends and other receivables	-	-	-	-	-	-		-	-	-
Total assets	69,065	199,312	1,146	17,295	-	245,402	79,570	-	393,583	28,484
LIABILITIES
Liabilities - other payables	23	69	1	7	-	85	28	-	126	10
Net assets	$69,042	$199,243	$1,145	$17,288	$-	$245,317	$79,542	$-	$393,457	$28,474
Units Outstanding	6,078	16,151	89	1,683	-	17,632	8,578	-	37,741	3,076
Shares Owned in each Portfolio	6,078	15,099	175	1,496	-	20,850	6,009	-	35,141	2,898
Fair Value per Share	$11.36	$13.20	$6.56	$11.56	$-	$11.77	$13.24	$-	$11.20	$9.83

See accompanying notes to financial statements

Titanium Annuity Variable Account
Statement of Assets and Liabilities
December 31, 2011
	Franklin Templeton Investments		Invesco Variable Insurance Funds
		Templeton
	Templeton	Global	Invesco V.I.	Invesco V.I.	Invesco V.I.	Invesco V.I.	Invesco V.I.
	Foreign	Bond	Capital	Capital	Core	Government	International	Invesco V.I.	Invesco V.I.
	Securities	Securities	Appreciation	Development	Equity	Securities	Growth	Technology	Utilities
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
ASSETS
Investments in underlying portfolio funds, at current fair
value	$176,045	$203,350	$515,466	$7,847	$736,323	$84,474	$293,532	$406,284	$314,235
Dividends and other receivables	-	-	-	-	-	-	-	-	-
Total assets	176,045	203,350	515,466	7,847	736,323	84,474	293,532	406,284	314,235
LIABILITIES
Liabilities - other payables	61	73	178	2	248	28	94	136	108
Net assets	$175,984	$203,277	$515,288	$7,845	$736,075	$84,446	$293,438	$406,148	$314,127
Units Outstanding	15,408	10,800	94,858	821	27,565	6,421	24,225	128,677	28,023
Shares Owned in each Portfolio	14,016	11,204	24,065	630	27,565	6,763	11,131	26,800	18,771
Fair Value per Share	$12.56	$18.15	$21.42	$12.45	$26.72	$12.49	$26.37	$15.16	$16.74

See accompanying notes to financial statements

Titanium Annuity Variable Account
Statement of Assets and Liabilities
December 31, 2011
	MFS						Wells Fargo Advantage VT Funds
								Wells
							Wells	Fargo Adv.	Wells
							Fargo Adv.	VT	Fargo Adv.
		High	Investors		Total		VT	International	VT
	Growth	Income	Trust	Research	Return	Value	Discovery	Equity	Opportunity
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
ASSETS
Investments in underlying portfolio funds, at current fair
value	$428,254	$35,136	$146,991	$131,310	$873,391	$21,109	$426,737	$79,469	$650,508
Dividends and other receivables	-	-	-	-	-	-	-	-	-
Total assets	428,254	35,136	146,991	131,310	873,391	21,109	426,737	79,469	650,508
LIABILITIES
Liabilities - other payables	147	21	51	45	278	8	147	29	224
Net assets	$428,107	$35,115	$146,940	$131,265	$873,113	$21,101	$426,590	$79,440	$650,284
Units Outstanding	62,188	2,463	7,572	15,381	64,850	1,968	54,433	8,471	49,438
Shares Owned in each Portfolio	17,437	4,238	7,572	6,992	47,134	1,665	19,969	16,660	37,435
Fair Value per Share	$24.56	$8.29	$19.41	$18.78	$18.53	$12.68	$21.37	$4.77	$17.38

See accompanying notes to financial statements

Titanium Annuity Variable Account
Statement of Assets and Liabilities
December 31, 2011
	Wells Fargo Advantage VT Funds
	Wells Fargo Adv.	Wells Fargo Adv.
	VT Small Cap	VT Total Return
	Value	Bond
	Subaccount	Subaccount
ASSETS
Investments in underlying portfolio funds, at current fair
value	$799,875	$95,503
Dividends and other receivables	-	-
Total assets	799,875	95,503
LIABILITIES
Liabilities - other payables	254	34
Net assets	$799,621	$95,469
Units Outstanding	44,505	7,093
Shares Owned in each Portfolio	96,023	9,056
Fair Value per Share	$8.33	$10.54

See accompanying notes to financial statements

Titanium Annuity Variable Account
Statement of Operations
December 31, 2011
	Alger						Dreyfus Variable Investment Fund
										Dreyfus
										VIF
		Alger	Alger	Alger	Alger	Alger	Dreyfus	Dreyfus	Dreyfus	Socially
	Alger	Capital	Growth &	LargeCap	MidCap	SmallCap	VIF	VIF Money	VIF Quality	Responsible
	Balanced	Appreciation	Income	Growth	Growth	Growth	Appreciation	Market	Bond	Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
REVENUE
Dividend income	$4,649	$2,292	$21,204	$17,349	$7,193	$-	$3,252	$88	$19,520	$996
EXPENSES
Mortality and expense risk charges	1,249	9,533	5,433	7,180	10,707	5,411	2,714	22,016	7,439	1,579
Net investment income (loss)	3,400	(7,241)	15,771	10,169	(3,514)	(5,411)	538	(21,928)	12,081	(583)
NET REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS
Net realized gain (loss) on redemption of investment shares	(621)	20,097	9,471	12,167	(21,903)	19,845	1,523	-	4,042	8,627
Capital gain distributions	-	-	-	-	-	-	-	-	-	-
Net realized gain (loss) on investments	(621)	20,097	9,471	12,167	(21,903)	19,845	1,523	-	4,042	8,627
Change in unrealized appreciation (depreciation) on investments	(1,932)	(21,819)	9,543	(18,303)	(37,550)	(28,662)	11,638	-	13,000	(7,148)
Net realized and unrealized gain (loss) on investments	(2,553)	(1,722)	19,014	(6,136)	(59,453)	(8,817)	13,161	-	17,042	1,479
Net increase (decrease) in net assets resulting from operations	$847	$(8,963)	$34,785	$4,033	$(62,967)	$(14,228)	$13,699	$(21,928)	$29,123	$896

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Operations
December 31, 2011
									Franklin
									Templeton
	DWS Variable Series								Investments
	DWS
	Dreman			DWS	DWS	DWS	DWS	DWS	Franklin
	Small	DWS	DWS High	Large	Mid Cap	Small	Small	Strategic	Global
	Mid Cap	Equity 500	Income	Cap	Growth	Cap	Mid Cap	Value	Real
	Value VIP	Index VIP	VIP	Value VIP	VIP	Index VIP	Growth VIP	VIP	Estate
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
REVENUE
Dividend income	$774	$810	$100	$406	$-	$2,453	$-	$40	$33,143
EXPENSES
Mortality and expense risk charges	998	1,463	15	268	396	3,825	792	11	5,950
Net investment income (loss)	(224)	(653)	85	138	(396)	(1,372)	(792)	29	27,193
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
Net realized gain (loss) on redemption of investment shares	(417)	126	(2)	(910)	37	3,942	43	(833)	(17,974)
Capital gain distributions	-	-	-	-	-	-	-	-	-
Net realized gain (loss) on investments	(417)	126	(2)	(910)	37	3,942	43	(833)	(17,974)
Change in unrealized appreciation (depreciation) on investments	(5,582)	17,724	(56)	(178)	(434)	(17,640)	(3,480)	994	(38,054)
Net realized and unrealized gain (loss) on investments	(5,999)	17,850	(58)	(1,088)	(397)	(13,698)	(3,437)	161	(56,028)
Net increase (decrease) in net assets resulting from operations	$(6,223)	$17,197	$27	$(950)	$(793)	$(15,070)	$(4,229)	$190	$(28,835)

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Operations
December 31, 2011
	Franklin Templeton Investments			Invesco Variable Insurance Funds
	Franklin
	Large		Templeton	Invesco	Invesco	Invesco	Invesco	Invesco
	Cap	Templeton	Global	V.I.	V.I.	V.I.	V.I.	V.I.
	Value	Foreign	Bond	Capital	Capital	Core	Government	International	Invesco V.I.
	Securities	Securities	Securities	Appreciation	Development	Equity	Securities	Growth	Technology
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
REVENUE
Dividend income	$350	$3,563	$8,133	$867	$-	$7,635	$2,830	$5,400	$814
EXPENSES
Mortality and expense risk charges	410	2,813	2,410	8,067	130	11,504	1,143	4,634	6,136
Net investment income (loss)	(60)	750	5,723	(7,200)	(130)	(3,869)	1,687	766	(5,322)
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
Net realized gain (loss) on redemption of investment shares	(143)	2,625	988	(581)	283	27,976	(20)	6,711	8,155
Capital gain distributions	-	-	945	-	-	-	-	-	-
Net realized gain (loss) on investments	(143)	2,625	1,933	(581)	283	27,976	(20)	6,711	8,155
Change in unrealized appreciation (depreciation) on investments	(1,755)	(25,206)	(14,093)	(43,103)	(953)	(30,012)	3,460	(32,175)	(30,819)
Net realized and unrealized gain (loss) on investments	(1,898)	(22,581)	(12,160)	(43,684)	(670)	(2,036)	3,440	(25,464)	(22,664)
Net increase (decrease) in net assets resulting from operations	$(1,958)	$(21,831)	$(6,437)	$(50,884)	$(800)	$(5,905)	$5,127	$(24,698)	$(27,986)

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Operations	Invesco
December 31, 2011	Variable							Wells Fargo
	Insurance							Advantage
	Funds	MFS						VT Funds
								Wells Fargo
	Invesco V.I.		High	Investors		Total		Adv. VT
	Utilities	Growth	Income	Trust	Research	Return	Value	Discovery
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
REVENUE
Dividend income	$9,955	$860	$9,417	$1,472	$1,180	$23,564	$320	$-
EXPENSES
Mortality and expense risk charges	4,442	6,440	1,773	2,285	1,948	12,727	311	6,534
Net investment income (loss)	5,513	(5,580)	7,644	(813)	(768)	10,837	9	(6,534)
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
Net realized gain (loss) on redemption of investment shares	(9,002)	20,395	19,249	2,950	5,297	2,026	377	23,821
Capital gain distributions	-	-	-	-	-	-	87	-
Net realized gain (loss) on investments	(9,002)	20,395	19,249	2,950	5,297	2,026	464	23,821
Change in unrealized appreciation (depreciation) on investments	47,744	(21,162)	(24,509)	(7,601)	(6,450)	(8,929)	(726)	(19,967)
Net realized and unrealized gain (loss) on investments	38,742	(767)	(5,260)	(4,651)	(1,153)	(6,903)	(262)	3,854
Net increase (decrease) in net assets resulting from operations	$44,255	$(6,347)	$2,384	$(5,464)	$(1,921)	$3,934	$(253)	$(2,680)

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Operations
December 31, 2011
	Wells Fargo Advantage VT Funds
	Wells Fargo Adv. VT	Wells Fargo Adv. VT	Wells Fargo Adv. VT	Wells Fargo Adv. VT
	International Equity	Opportunity	Small Cap Value	Total Return Bond
	Subaccount	Subaccount	Subaccount	Subaccount
REVENUE
Dividend income	$619	$990	$7,719	$12,864
EXPENSES
Mortality and expense risk charges	1,319	9,881	12,085	2,209
Net investment income (loss)	(700)	(8,891)	(4,366)	10,655
NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
Net realized gain (loss) on redemption of investment shares	(2,135)	2,406	(28)	(2,319)
Capital gain distributions	4,353	-	-	-
Net realized gain (loss) on investments	2,218	2,406	(28)	(2,319)
Change in unrealized appreciation (depreciation) on investments	(14,298)	(38,818)	(70,608)	1,548
Net realized and unrealized gain (loss) on investments	(12,080)	(36,412)	(70,636)	(771)
Net increase (decrease) in net assets resulting from operations	$(12,780)	$(45,303)	$(75,002)	$9,884

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2011
	Alger						Dreyfus Variable Investment Fund
										Dreyfus
								Dreyfus	Dreyfus	VIF
		Alger	Alger	Alger	Alger	Alger	Dreyfus	VIF	VIF	Socially
	Alger	Capital	Growth &	LargeCap	MidCap	SmallCap	VIF	Money	Quality	Responsible
	Balanced	Appreciation	Income	Growth	Growth	Growth	Appreciation	Market	Bond	Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$3,400	$(7,241)	$15,771	$10,169	$(3,514)	$(5,411)	$538	$(21,928)	$12,081	$(583)
Net realized gain (loss) on investments	(621)	20,097	9,471	12,167	(21,903)	19,845	1,523	-	4,042	8,627
Change in unrealized appreciation (depreciation) of investments	(1,932)	(21,819)	9,543	(18,303)	(37,550)	(28,662)	11,638	-	13,000	(7,148)
Net increase (decrease) in net assets resulting from operations	847	(8,963)	34,785	4,033	(62,967)	(14,228)	13,699	(21,928)	29,123	896
CONTRACT OWNERS' TRANSACTIONS
Proceeds from sales	120	5,741	2,620	3,218	7,328	1,518	4,020	2,645	841	1,400
Net transfer (to) from affiliate and subaccounts	(2,501)	(15,363)	(22,457)	(20,695)	(7,549)	(15,234)	(2,441)	(98,518)	(442)	(4,233)
Payments for redemptions	(342)	(39,010)	(62,407)	(37,173)	(99,551)	(35,887)	(8,715)	(268,460)	(97,444)	(45,471)
Maintenance fees	(50)	(1,086)	(723)	(838)	(1,314)	(528)	(363)	(1,456)	(801)	(310)
Net increase (decrease) from contract owners' transactions	(2,773)	(49,718)	(82,967)	(55,488)	(101,086)	(50,131)	(7,499)	(365,789)	(97,846)	(48,614)
Total increase (decrease) in net assets	(1,926)	(58,681)	(48,182)	(51,455)	(164,053)	(64,359)	6,200	(387,717)	(68,723)	(47,718)
NET ASSETS
Beginning of period	88,398	693,519	418,346	527,511	834,896	413,031	189,105	1,831,746	567,470	144,748
End of period	$86,472	$634,838	$370,164	$476,056	$670,843	$348,672	$195,305	$1,444,029	$498,747	$97,030

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2011
	DWS Variable Series								Franklin Templeton Investments
	DWS									Franklin
	Dreman	DWS	DWS	DWS	DWS		DWS	DWS	Franklin	Large
	Small	Equity	High	Large Cap	Mid Cap	DWS	Small	Strategic	Global	Cap
	Mid Cap	500	Income	Value	Growth	Small Cap	Mid Cap	Value	Real	Value
	Value VIP	Index VIP	VIP	VIP	VIP	Index VIP	Growth VIP	VIP	Estate	Securities
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$(224)	$(653)	$85	$138	$(396)	$(1,372)	$(792)	$29	$27,193	$(60)
Net realized gain (loss) on investments	(417)	126	(2)	(910)	37	3,942	43	(833)	(17,974)	(143)
Change in unrealized appreciation (depreciation) of investments	(5,582)	17,724	(56)	(178)	(434)	(17,640)	(3,480)	994	(38,054)	(1,755)
Net increase (decrease) in net assets resulting from operations	(6,223)	17,197	27	(950)	(793)	(15,070)	(4,229)	190	(28,835)	(1,958)
CONTRACT OWNERS' TRANSACTIONS
Proceeds from sales	270	134,588	-	370	-	1,154	-	32	948	-
Net transfer (to) from affiliate and subaccounts	17,262	(250)	11	3,650	(83,730)	17,760	84,214	(2,640)	6,834	592
Payments for redemptions	(428)	-	-	(50)	(217)	(61,399)	(433)	-	(23,760)	-
Maintenance fees	(73)	(24)	(3)	(52)	(5)	(436)	(10)	(1)	(533)	(15)
Net increase (decrease) from contract owners' transactions	17,031	134,314	8	3,918	(83,952)	(42,921)	83,771	(2,609)	(16,511)	577
Total increase (decrease) in net assets	10,808	151,511	35	2,968	(84,745)	(57,991)	79,542	(2,419)	(45,346)	(1,381)
NET ASSETS
Beginning of period	58,234	47,732	1,110	14,320	84,745	303,308	-	2,419	438,803	29,855
End of period	$69,042	$199,243	$1,145	$17,288	$-	$245,317	$79,542	$-	$393,457	$28,474

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2011
	Franklin Templeton Investments		Invesco Variable Insurance Funds
		Templeton
	Templeton	Global	Invesco V.I.	Invesco V.I.	Invesco V.I.	Invesco V.I.	Invesco V.I.
	Foreign	Bond	Capital	Capital	Core	Government	International	Invesco V.I.	Invesco V.I.
	Securities	Securities	Appreciation	Development	Equity	Securities	Growth	Technology	Utilities
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$750	$5,723	$(7,200)	$(130)	$(3,869)	$1,687	$766	$(5,322)	$5,513
Net realized gain (loss) on investments	2,625	1,933	(581)	283	27,976	(20)	6,711	8,155	(9,002)
Change in unrealized appreciation (depreciation) of investments	(25,206)	(14,093)	(43,103)	(953)	(30,012)	3,460	(32,175)	(30,819)	47,744
Net increase (decrease) in net assets resulting from operations	(21,831)	(6,437)	(50,884)	(800)	(5,905)	5,127	(24,698)	(27,986)	44,255
CONTRACT OWNERS' TRANSACTIONS
Proceeds from sales	384	408	7,029	-	5,778	-	1,233	3,619	2,415
Net transfer (to) from affiliate and subaccounts	2,327	67,948	371	60	1,207	(62)	3,587	6,541	(14,421)
Payments for redemptions	(30,579)	(5,662)	(50,585)	(639)	(153,513)	(462)	(37,731)	(18,054)	(42,483)
Maintenance fees	(331)	(62)	(1,197)	(32)	(1,552)	(114)	(514)	(598)	(568)
Net increase (decrease) from contract owners' transactions	(28,199)	62,632	(44,382)	(611)	(148,080)	(638)	(33,425)	(8,492)	(55,057)
Total increase (decrease) in net assets	(50,030)	56,195	(95,266)	(1,411)	(153,985)	4,489	(58,123)	(36,478)	(10,802)
NET ASSETS
Beginning of period	226,014	147,082	610,554	9,256	890,060	79,957	351,561	442,626	324,929
End of period	$175,984	$203,277	$515,288	$7,845	$736,075	$84,446	$293,438	$406,148	$314,127

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2011
	MFS						Wells Fargo Advantage VT Funds
								Wells
							Wells	Fargo	Wells
							Fargo	Adv. VT	Fargo
		High	Investors		Total		Adv. VT	International	Adv. VT
	Growth	Income	Trust	Research	Return	Value	Discovery	Equity	Opportunity
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$(5,580)	$7,644	$(813)	$(768)	$10,837	$9	$(6,534)	$(700)	$(8,891)
Net realized gain (loss) on investments	20,395	19,249	2,950	5,297	2,026	464	23,821	2,218	2,406
Change in unrealized appreciation (depreciation) of investments	(21,162)	(24,509)	(7,601)	(6,450)	(8,929)	(726)	(19,967)	(14,298)	(38,818)
Net increase (decrease) in net assets resulting from operations	(6,347)	2,384	(5,464)	(1,921)	3,934	(253)	(2,680)	(12,780)	(45,303)
CONTRACT OWNERS' TRANSACTIONS
Proceeds from sales	1,891	-	120	-	1,480	30	3,280	1,010	2,465
Net transfer (to) from affiliate and subaccounts	(15,264)	(60,757)	393	(57)	4,970	15	(22,795)	(3,981)	15,088
Payments for redemptions	(40,890)	(90,941)	(21,635)	(21,203)	(74,303)	(2,375)	(28,146)	(18,898)	(65,845)
Maintenance fees	(697)	(87)	(269)	(218)	(1,018)	(38)	(727)	(173)	(1,058)
Net increase (decrease) from contract owners' transactions	(54,960)	(151,785)	(21,391)	(21,478)	(68,871)	(2,368)	(48,388)	(22,042)	(49,350)
Total increase (decrease) in net assets	(61,307)	(149,401)	(26,855)	(23,399)	(64,937)	(2,621)	(51,068)	(34,822)	(94,653)
NET ASSETS
Beginning of period	489,414	184,516	173,795	154,664	938,050	23,722	477,658	114,262	744,937
End of period	$428,107	$35,115	$146,940	$131,265	$873,113	$21,101	$426,590	$79,440	$650,284

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2011
	Wells Fargo Advantage VT Funds
	Wells Fargo Adv. VT	Wells Fargo Adv. VT
	Small Cap Value	Total Return Bond
	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$(4,366)	$10,655
Net realized gain (loss) on investments	(28)	(2,319)
Change in unrealized appreciation (depreciation) of investments	(70,608)	1,548
Net increase (decrease) in net assets resulting from operations	(75,002)	9,884
CONTRACT OWNERS' TRANSACTIONS
Proceeds from sales	3,927	-
Net transfer (to) from affiliate and subaccounts	16,308	60,730
Payments for redemptions	(82,237)	(122,058)
Maintenance fees	(1,538)	(108)
Net increase (decrease) from contract owners' transactions	(63,540)	(61,436)
Total increase (decrease) in net assets	(138,542)	(51,552)
NET ASSETS
Beginning of period	938,163	147,021
End of period	$799,621	$95,469

See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2010
	Alger							Dreyfus Variable Investment Fund
										Dreyfus
								Dreyfus	Dreyfus	VIF
		Alger	Alger	Alger	Alger	Alger	Dreyfus	VIF	VIF	Socially
	Alger	Capital	Growth &	LargeCap	MidCap	SmallCap	VIF	Money	Quality	Responsible
	Balanced	Appreciation	Income	Growth	Growth	Growth	Appreciation	Market	Bond	Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$999	$(7,425)	$407	$(3,615)	$(12,680)	$(4,497)	$1,501	$(26,369)	$19,027	$(730)
Net realized gain (loss) on investments	(1,640)	62,904	(4,562)	22,540	(202,057)	29,099	(882)	-	9,097	776
Change in unrealized appreciation (depreciation) of investments	7,671	22,430	41,219	34,542	344,178	43,583	22,396	-	18,472	17,216
Net increase (decrease) in net assets resulting from operations	7,030	77,909	37,064	53,467	129,441	68,185	23,015	(26,369)	46,596	17,262
CONTRACT OWNERS' TRANSACTIONS
Premium deposits and net transfers *	2,003	(79,223)	(23,809)	(80,213)	(236,161)	43,594	93	333,230	36,145	149
Payments for redemptions	(5,242)	(159,739)	(97,379)	(141,460)	(183,987)	(30,374)	(20,494)	(385,566)	(160,907)	(12,306)
Maintenance fees	(56)	(1,578)	(876)	(1,264)	(1,919)	(615)	(411)	(1,727)	(1,014)	(319)
Net increase (decrease) from contract owners' transactions	(3,295)	(240,540)	(122,064)	(222,937)	(422,067)	12,605	(20,812)	(54,063)	(125,776)	(12,476)
Total increase (decrease) in net assets	3,735	(162,631)	(85,000)	(169,470)	(292,626)	80,790	2,203	(80,432)	(79,180)	4,786
NET ASSETS
Beginning of period	84,663	856,150	503,346	696,981	1,127,522	332,241	186,902	1,912,178	646,650	139,962
End of period	$88,398	$693,519	$418,346	$527,511	$834,896	$413,031	$189,105	$1,831,746	$567,470	$144,748

*	Includes transfer activity from (to) other porfolios
See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2010
	DWS Variable Series								Evergreen VA
	DWS
	Dreman			DWS
	Small		DWS	High	DWS	DWS	DWS	DWS	Diversified
	Mid Cap		Equity 500	Income	Large Cap	Mid Cap	Small Cap	Strategic	Capital	International	Special
	Value VIP		Index VIP	VIP	Value VIP	Growth VIP	Index VIP	Value VIP	Builder	Equity	Values
	Subaccount		Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$(90	) $	878	$16	$25	$(86)	$(1,353)	$11	$476	$5,083	$(7,472)
Net realized gain (loss) on investments	(16,943)		(4,998)	(768)	(2,813)	(44)	(20,479)	(42)	(2,891)	(17,620)	(44,500)
Change in unrealized appreciation (depreciation) of investments	30,784		4,882	1,536	4,121	1,141	83,633	272	3,884	(24,311)	(163,069)
Net increase (decrease) in net assets resulting from operations	13,751		762	784	1,333	1,011	61,801	241	1,469	(36,848)	(215,041)
CONTRACT OWNERS' TRANSACTIONS
Premium deposits and net transfers *	(7,703)		24,823	(11,292)	2,815	81,002	(12,520)	141	(36,757)	(62,263)	(938,845)
Payments for redemptions	(22,052)		(5,736)	(732)	(12,005)	(203)	(101,211)	-	(1,279)	(6,249)	(253,820)
Maintenance fees	(106)		(27)	(7)	(38)	(16)	(545)	(11)	(36)	(121)	(1,380)
Net increase (decrease) from contract owners' transactions	(29,861)		19,060	(12,031)	(9,228)	80,783	(114,276)	130	(38,072)	(68,633)	(1,194,045)
Total increase (decrease) in net assets	(16,110)		19,822	(11,247)	(7,895)	81,794	(52,475)	371	(36,603)	(105,481)	(1,409,086)
NET ASSETS
Beginning of period	74,344		27,910	12,357	22,215	2,951	355,783	2,048	36,603	105,481	1,409,086
End of period	$58,234 $		47,732	$1,110	$14,320	$84,745	$303,308	$2,419	$-	$-	$-

*	Includes transfer activity from (to) other porfolios
See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2010
	Franklin Templeton Investments							Invesco Variable Insurance Funds
	Franklin	Franklin	Franlin		Templeton	Templeton
	Global	Large Cap	Zero	Templeton	Global	Global	Invesco V.I.	Invesco V.I.	Invesco V.I.	Invesco V.I.
	Real	Value	Coupon -	Foreign	Asset	Bond	Capital	Capital	Core	Government
	Estate	Securities	2010	Securities	Allocation	Securities	Appreciation	Development	Equity	Securities
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$4,965	$176	$7,768	$1,283	$33,598	$473	$(3,646)	$(218)	$(3,898)	$2,847
Net realized gain (loss) on investments	(108,969)	(1,580)	(8,571)	(3,559)	(199,505)	5,209	(12,485)	1,289	15,321	(650)
Change in unrealized appreciation (depreciation) of investments	168,831	7,094	-	17,057	180,748	12,019	92,348	1,093	58,229	1,155
Net increase (decrease) in net assets resulting from operations	64,827	5,690	(803)	14,781	14,841	17,701	76,217	2,164	69,652	3,352
CONTRACT OWNERS' TRANSACTIONS
Premium deposits and net transfers *	22,507	32	(48,909)	(18,068)	(350,280)	63,244	30,496	(1,311)	13,754	16,599
Payments for redemptions	(48,926)	(18,547)	(12,043)	(57,210)	(7,151)	(13,519)	(75,871)	(8,447)	(165,944)	(14,119)
Maintenance fees	(684)	(15)	(140)	(535)	(210)	(104)	(1,436)	(51)	(1,960)	(103)
Net increase (decrease) from contract owners' transactions	(27,103)	(18,530)	(61,092)	(75,813)	(357,641)	49,621	(46,811)	(9,809)	(154,150)	2,377
Total increase (decrease) in net assets	37,724	(12,840)	(61,895)	(61,032)	(342,800)	67,322	29,406	(7,645)	(84,498)	5,729
NET ASSETS
Beginning of period	401,079	42,695	61,895	287,046	342,800	79,760	581,148	16,901	974,558	74,228
End of period	$438,803	$29,855	$-	$226,014	$-	$147,082	$610,554	$9,256	$890,060	$79,957

*	Includes transfer activity from (to) other porfolios
See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2010
	Invesco Variable Insurance Funds			MFS
	Invesco V.I.
	International	Invesco V.I.	Invesco V.I.		High	Investors		Total
	Growth	Technology	Utilities	Growth	Income	Trust	Research	Return	Value
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$2,875	$(5,757)	$7,095	$(5,771)	$8,534	$(258)	$(568)	$16,210	$66
Net realized gain (loss) on investments	2,046	3,546	(25,936)	10,880	30,365	1,458	5,292	(22,723)	669
Change in unrealized appreciation (depreciation) of investments	25,560	72,310	33,555	54,467	(21,154)	14,728	11,349	81,115	1,055
Net increase (decrease) in net assets resulting from operations	30,481	70,099	14,714	59,576	17,745	15,928	16,073	74,602	1,790
CONTRACT OWNERS' TRANSACTIONS
Premium deposits and net transfers *	(13,807)	(3,010)	(1,653)	(18,719)	(49,458)	(1,141)	4,762	(123,521)	20,366
Payments for redemptions	(47,545)	(52,000)	(55,167)	(23,473)	(4,337)	(17,826)	(28,495)	(186,540)	(11,082)
Maintenance fees	(683)	(696)	(756)	(783)	(83)	(340)	(293)	(1,283)	(33)
Net increase (decrease) from contract owners' transactions	(62,035)	(55,706)	(57,576)	(42,975)	(53,878)	(19,307)	(24,026)	(311,344)	9,251
Total increase (decrease) in net assets	(31,554)	14,393	(42,862)	16,601	(36,133)	(3,379)	(7,953)	(236,742)	11,041
NET ASSETS
Beginning of period	383,115	428,233	367,791	472,813	220,649	177,174	162,617	1,174,792	12,681
End of period	$351,561	$442,626	$324,929	$489,414	$184,516	$173,795	$154,664	$938,050	$23,722

*	Includes transfer activity from (to) other porfolios
See accompanying notes to financial statements.

Titanium Annuity Variable Account
Statement of Changes in Net Assets
For the year ended December 31, 2010
	Wells Fargo Advantage VT Funds
			Wells Fargo			Wells Fargo
	Wells Fargo	Wells	Adv. VT	Wells Fargo	Wells Fargo Adv.	Adv. VT
	Adv. VT	Fargo Adv.	International	Adv.	VT Small Cap	Total Return
	Asset Allocation	VT Discovery	Equity	VT Opportunity	Value	Bond
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS
Net investment income (loss)	$(22)	$(5,351)	$(718)	$(5,417)	$(6,116)	$6,260
Net realized gain (loss) on investments	(1,882)	24,610	(1,996)	(81,424)	(31,117)	824
Change in unrealized appreciation (depreciation) of investments	2,174	92,243	47,300	234,420	421,920	(2,421)
Net increase (decrease) in net assets resulting from operations	270	111,502	44,586	147,579	384,687	4,663
CONTRACT OWNERS' TRANSACTIONS
Premium deposits and net transfers *	(8)	65,871	77,740	(185,534)	722,271	144,380
Payments for redemptions	(9,550)	(82,338)	(7,977)	(183,437)	(168,121)	(13,743)
Maintenance fees	(16)	(1,020)	(87)	(1,502)	(674)	(57)
Net increase (decrease) from contract owners' transactions	(9,574)	(17,487)	69,676	(370,473)	553,476	130,580
Total increase (decrease) in net assets	(9,304)	94,015	114,262	(222,894)	938,163	135,243
NET ASSETS
Beginning of period	9,304	383,643	-	967,831	-	11,778
End of period	$-	$477,658	$114,262	$744,937	$938,163	$147,021

*	Includes transfer activity from (to) other porfolios
See accompanying notes to financial statements.

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(1) Organization

The Titanium Annuity Variable Account (the “Separate Account”) was established on September 15, 1999, as a separate account of United Investors Life Insurance Company (“UILIC”) in connection with the issuance of annuity contracts (the “contracts”) by the United Investors Titanium Annuity Variable Account. Prior to December 31, 2010 UILIC was a wholly owned subsidiary of Torchmark Corporation. On December 31, 2010, Protective Life Insurance Company, a wholly owned subsidiary of Protective Life Corporation, purchased all of the outstanding stock of UILIC. New policies are no longer being sold but holders of existing policies may make additional deposits. The investment options available under the contracts have been registered as a unit investment trust under the Investment Company Act of 1940.

As of December 31, 2011, the Separate Account is divided into thirty nine subaccounts. Each subaccount invests exclusively in shares of a single mutual fund. During the year ended December 31, 2011, assets were invested in forty one of the subaccounts as follows:

Alger Balanced	Franklin Zero Coupon - 2010 **
Alger Capital Appreciation	Templeton Foreign Securities
Alger Growth & Income	Templeton Global Asset Allocation **
Alger LargeCap Growth	Templeton Global Bond Securities
Alger MidCap Growth	Invesco V.I. Capital Appreciation
Alger SmallCap Growth	Invesco V.I. Capital Development
Dreyfus Socially Responsible Growth	Invesco V.I. Core Equity
Dreyfus VIF Appreciation	Invesco V.I. Government Securities
Dreyfus VIF Money Market	Invesco V.I. International Growth
Dreyfus VIF Quality Bond	Invesco V.I. Technology
DWS Dreman Small Mid Cap Value VIP	Invesco V.I. Utilities
DWS Equity 500 Index VIP	MFS Growth
DWS High Income VIP	MFS High Income
DWS Large Cap Value VIP	MFS Investors Trust
DWS Mid Cap Growth VIP ***	MFS Research
DWS Small Cap Index VIP	MFS Total Return
DWS Small Mid Cap Growth VIP ****	MFS Value
DWS Strategic Value VIP ***	Wells Fargo Advantage VT Asset Allocation *
Evergreen VA Diversified Capital Builder **	Wells Fargo Advantage VT Discovery
Evergreen VA International Equity **	Wells Fargo Advantage VT International Equity
Evergreen VA Special Values **	Wells Fargo Advantage VT Opportunity
Franklin Global Real Estate	Wells Fargo Advantage VT Small Cap Value
Franklin Large Cap Value Securities	Wells Fargo Advantage VT Total Return Bond

*	No Investments in subaccount as of December 31, 2011 and 2010
**	Closed in 2010
***	Closed in 2011
****	New in 2011

(2) Significant Accounting Policies

Investments

Investments are made in the various portfolios in accordance with selections made by the contract owners. Such investments are made at the net asset value per share, reported by the respective portfolios.

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(2) Significant Accounting Policies, continued

Security transactions and investment income

Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded as income on the ex-dividend date. Realized gains and losses from sales of investment shares are reported on the weighted average cost basis. Capital gain distributions are included in net realized gain/ (loss) on investments.

Accumulation unit valuation

On each day the New York Stock Exchange (the "Exchange") is open for trading, the accumulation unit value is determined as of the earlier of 3:00 p.m. (CST) or the close of the Exchange by dividing the total value of each subaccount's investments and other assets, less liabilities, by the number of accumulation units outstanding in the respective subaccount.

Federal income taxes

The results of the operations of the Separate Account are included in the federal income tax return of UILIC. Under the provisions of the contracts, UILIC has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge has been made against the Separate Account for such tax. Management will periodically review the contract in the event of changes in tax law. Accordingly, a change may be made in future years for any federal income taxes that would be attributable to the contracts.

Net transfers (to) from affiliate or subaccounts

Net transfers (to) from affiliate or subaccounts include transfers of all or part of the contract owner’s interest to or from another subaccount or to the general account of UILIC.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements.

Annuity Payouts

Net assets allocated to contracts in the annuity payout (period) are computed according to the Annuity 2000 Mortality Table. The assumed investment return is 4.0% per year (3.5% where state law requires it) unless the annuitant elects otherwise. The mortality risk is fully borne by UILIC and may result in additional amounts being transferred into the variable annuity account by UILIC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

Risks and Uncertainties

The Separate Account provides for various investment options in any combination of mutual funds. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances, the amounts reported in the statements of assets and liabilities and the amounts reported in the Statement of Changes in Net Assets.

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(2) Significant Accounting Policies, continued

Accounting Pronouncements Recently Adopted

Accounting Standard Update ("ASU" or "Update") No. 2010-06 — Fair Value Measurements and Disclosures —Improving Disclosures about Fair Value Measurements. In January of 2010, Financial Accounting Standards Board ("FASB") issued an amendment to Subtopic 820-10 that requires the following new disclosures: 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). In addition, this Update provides amendments to clarify existing fair value measurement disclosures with respect to the required level of detail (i.e. class of assets and liabilities) and inputs and valuation techniques used for Level 2 and Level 3 investments. In addition, this Update became effective for the Separate Account in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were adopted by the Separate Account as of December 31, 2011 and did not have a material impact.

Fair Value Measurements

The Separate Account determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosure Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Separate Account has categorized its financial instruments based on the priority of the inputs to the valuation technique, into the three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Assets and Liabilities are categorized as follows:

·	Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

·	Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

	a)	Quoted prices for similar assets in active markets

	b)	Quoted prices for identical or similar assets in non-active markets

	c)	Inputs other than quoted market prices that are observable

	d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

·	Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(2) Significant Accounting Policies, continued

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities under the FASB guidance referenced in the Fair Value Measurements and Disclosures Topic reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Separate Account determines the fair values of certain financial assets based on quoted market prices. All of the investments in the subaccounts of the Separate Account are classified as Level 1 in the fair value hierarchy and consist of open-ended mutual funds. Participants may, without restriction, transact at the daily net asset value (“NAV”) of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

(3) Purchases and Sales of Investments

The cost of purchases and proceeds from sales of investments, excluding distributions received and reinvested, for the year ended December 31, 2011 are as follows:

	Purchases	Sales
The Alger Fund:
Alger Balanced	$4,266	$3,643
Alger Capital Appreciation	11,478	68,498
Alger Growth & Income	10,036	77,269
Alger LargeCap Growth	14,785	60,144
Alger MidCap Growth	23,956	128,652
Alger SmallCap Growth	14,900	70,480

The Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Socially Responsible Growth	2,501	51,721

Dreyfus Variable Investment Funds:
Dreyfus VIF Appreciation	10,559	17,525
Dreyfus VIF Money Market	88,100	476,026
Dreyfus VIF Quality Bond	32,628	118,441

DWS Variable Series:
DWS Dreman Small Mid Cap Value VIP	18,920	2,118
DWS Equity 500 Index VIP	135,885	2,173
DWS High Income VIP	146	51
DWS Large Cap Value VIP	8,466	4,410
DWS Mid Cap Growth VIP	555	95,782
DWS Small Cap Index VIP	26,550	70,874
DWS Small Mid Cap Growth VIP	95,227	1,294
DWS Strategic Value VIP	64	2,245

Franklin Templeton Variable Insurance Products Trust:
Franklin Global Real Estate	47,627	36,985
Franklin Large Cap Value Securities	1,941	1,432
Templeton Foreign Securities	13,500	40,981
Templeton Global Bond Securities	84,508	15,191

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(3) Purchases and Sales of Investments, continued

	Purchases	Sales
Invesco Variable Insurance Fund:
Invesco V.I. Capital Appreciation	$16,676	$68,316
Invesco V.I. Capital Development	1,273	2,016
Invesco V.I. Core Equity	18,444	170,492
Invesco V.I. Government Securities	2,942	1,896
Invesco V.I. International Growth	17,828	50,531
Invesco V.I. Technology	22,044	35,894
Invesco V.I. Utilities	18,236	67,803

MFS Variable Insurance Trust:
MFS Growth	3,444	64,024
MFS High Income	27,376	171,567
MFS Investors Trust	1,941	24,161
MFS Research	3,277	25,537
MFS Total Return	35,617	93,736
MFS Value	469	2,742

Wells Fargo Variable Trust:
Wells Fargo Advantage VT Asset Allocation	-	-
Wells Fargo Advantage VT Discovery	20,147	75,108
Wells Fargo Advantage VT International Equity	12,081	30,529
Wells Fargo Advantage VT Opportunity	25,640	83,949
Wells Fargo Advantage VT Small Cap Value	29,220	97,238
Wells Fargo Advantage VT Total Return Bond	95,811	146,614

(4) Expenses and Related Party Transactions

UILIC assumes mortality risks associated with the annuity contracts, as benefits paid to the contract owner or beneficiary may exceed contract value. UILIC also incurs all expenses involving administration and maintenance of the contracts, which may exceed charges assessed. In return, UILIC assesses a daily charge through a reduction in unit value based on assets for mortality and expense risk which amounts to an aggregate of 1.25% per annum. Additionally, UILIC assesses against each contract participating in the Separate Account a records maintenance charge of $35 through a redemption of units on each contract anniversary, of each calendar year whether or not any purchase payments have been made during the year. In addition to the annual contract charge, UILIC deducts an administrative fee at an annual effective rate of 0.15% of the average daily net assets of each portfolio to compensate UILIC for expenses in administering the Titanium Variable Annuity Account and the contract.

For each withdrawal in excess of 12 per policy year, UILIC deducts a charge of $20 or 2% of the amount withdrawn, whichever is less. For each transfer between subaccounts in excess of 12 per contract year, UILIC deducts a $25 transfer fee for each transfer. These charges will not be increased.

Proceeds payable on the redemption of units and early annuitizations are reduced by the amount of any applicable contingent deferred sales charge due to UILIC. The percentage charged (0.00% to 9.00%) is assessed through the redemption of units and is based upon the number of full years which have elapsed between the date the contract was purchased and the surrender date.

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(5) Changes in Units Outstanding

The changes in units outstanding for the years ended December 31, 2011 and 2010 were as follows:

			Net Increase
	Units Issued	Units Redeemed	(Decrease)
The Alger Fund:
Alger Balanced:
2011	9,357	9,418	(61)
2010	10,954	11,262	(308)
Alger Capital Appreciation:
2011	90,901	95,384	(4,483)
2010	127,110	153,439	(26,329)
Alger Growth & Income:
2011	80,463	88,986	(8,523)
2010	125,453	143,415	(17,962)
Alger LargeCap Growth:
2011	77,067	82,151	(5,084)
2010	107,456	137,862	(30,406)
Alger MidCap Growth:
2011	119,798	128,495	(8,697)
2010	188,441	235,441	(47,000)
Alger SmallCap Growth:
2011	77,924	82,572	(4,648)
2010	85,062	84,815	247

The Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth
2011	21,842	28,610	(6,768)
2010	25,194	27,159	(1,965)

Dreyfus Variable Investment Funds:
Dreyfus VIF Appreciation:
2011	16,804	17,529	(725)
2010	15,078	17,367	(2,289)
Dreyfus VIF Money Market:
2011	87,983	121,829	(33,846)
2010	123,413	128,403	(4,990)
Dreyfus VIF Quality Bond:
2011	36,662	43,029	(6,367)
2010	72,506	80,797	(8,291)

DWS Variable Series:
DWS Dreman Small Mid Cap Value VIP:
2011	3,858	2,530	1,328
2010	7,337	9,941	(2,604)
DWS Equity 500 Index VIP:
2011	14,858	2,592	12,266
2010	9,996	8,680	1,316
DWS High Income VIP:
2011	330	329	1
2010	4,099	5,119	(1,020)

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(5) Changes in Units Outstanding, continued

			Net Increase
	Units Issued	Units Redeemed	(Decrease)
DWS Variable Series, continued:
DWS Large Cap Value VIP:
2011	3,625	3,316	309
2010	2,292	3,246	(954)
DWS Mid Cap Growth VIP:
2011	3,050	8,620	(5,570)
2010	9,091	877	8,214
DWS Small Cap Index VIP:
2011	31,934	34,850	(2,916)
2010	59,014	68,507	(9,493)
DWS Small Mid Cap Growth VIP:
2011	14,687	6,109	8,578
2010	N/A	N/A	N/A
DWS Strategic Value VIP:
2011	263	564	(301)
2010	1,085	1,067	18

Franklin Templeton Variable Insurance Products Trust
Franklin Global Real Estate :
2011	83,500	84,920	(1,420)
2010	104,322	107,861	(3,539)
Franklin Large Cap Value Securities:
2011	14,459	14,396	63
2010	11,812	13,654	(1,842)
Franklin Zero Coupon - 2010:
2011	N/A	N/A	N/A
2010	17,211	22,542	(5,331)
Templeton Foreign Securities:
2011	25,207	27,165	(1,958)
2010	34,448	40,682	(6,234)
Templeton Global Asset Allocation:
2011	N/A	N/A	N/A
2010	4,925	28,162	(23,237)
Templeton Global Bond Securities:
2011	8,637	5,476	3,161
2010	10,483	7,519	2,964

Invesco Variable Insurance Funds:
Invesco V.I. Capital Appreciation:
2011	119,824	127,034	(7,210)
2010	136,381	144,954	(8,573)
Invesco V.I. Capital Development:
2011	1,691	1,757	(66)
2010	2,299	3,309	(1,010)
Invesco V.I. Core Equity:
2011	92,588	109,211	(16,623)
2010	101,219	120,129	(18,910)

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(5) Changes in Units Outstanding, continued

			Net Increase
	Units Issued	Units Redeemed	(Decrease)
Invesco Variable Insurance Funds, continued:
Invesco V.I. Government Securities:
2011	953	1,002	(49)
2010	6,615	6,388	227
Invesco V.I. International Growth:
2011	48,741	51,208	(2,467)
2010	63,760	69,441	(5,681)
Invesco V.I. Technology:
2011	144,880	147,503	(2,623)
2010	210,146	230,800	(20,654)
Invesco V.I. Utilities:
2011	43,497	48,662	(5,165)
2010	60,620	66,825	(6,205)

MFS Variable Insurance Trust:
MFS Growth:
2011	43,538	51,230	(7,692)
2010	57,157	64,059	(6,902)
MFS High Income:
2011	4,709	15,531	(10,822)
2010	16,805	21,495	(4,690)
MFS Investors Trust:
2011	5,170	7,403	(2,233)
2010	7,862	9,973	(2,111)
MFS Research:
2011	13,115	15,525	(2,410)
2010	21,679	25,266	(3,587)
MFS Total Return:
2011	78,627	83,692	(5,065)
2010	107,609	132,605	(24,996)
MFS Value:
2011	208	415	(207)
2010	2,635	1,739	896

Wells Fargo Variable Trust:
Wells Fargo Advantage VT Asset Allocation:
2011	N/A	N/A	N/A
2010	381	1,402	(1,021)
Wells Fargo Advantage VT Discovery:
2011	44,780	50,556	(5,776)
2010	60,337	64,771	(4,434)
Wells Fargo Advantage VT International Equity:
2011	25,242	27,255	(2,013)
2010	20,984	10,500	10,484
Wells Fargo Advantage VT Opportunity:
2011	62,579	65,830	(3,251)
2010	103,629	134,521	(30,892)

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(5) Changes in Units Outstanding, continued
			Net Increase
	Units Issued	Units Redeemed	(Decrease)
Wells Fargo Variable Trust, continued:
Wells Fargo Advantage VT Small Cap Value:
2011	80,347	83,694	(3,347)
2010	100,888	53,030	47,858
Wells Fargo Advantage VT Total Return Bond:
2011	7,786	12,361	(4,575)
2010	27,007	16,326	10,681

(6) Unit Values and Financial Highlights

A summary of the units outstanding, unit fair values, net assets for variable annuity contracts, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns for the period ended December 31, 2011, were as follows:

	At December 31				For the year ended December 31
				Net	Investment
	Units	Unit Fair Value		Assets	Income	Expense Ratio (b)		Total Return (c)
	(000s)	Lowest	Highest	(000s)	Ratio (a)	Lowest	Highest	Lowest	Highest
The Alger Fund:
Alger Balanced:
2011	7	$11.901	$11.901	$86	5.32%	1.40%	1.40%	-1.36%	-1.36%
Alger Capital Appreciation:
2011	63	10.048	10.048	635	0.35%	1.40%	1.40%	-1.69%	-1.69%
Alger Growth & Income:
2011	46	8.123	8.123	370	5.38%	1.40%	1.40%	5.03%	5.03%
Alger LargeCap Growth:
2011	59	8.137	8.137	476	3.46%	1.40%	1.40%	-1.73%	-1.73%
Alger MidCap Growth:
2011	71	9.476	9.476	671	0.96%	1.40%	1.40%	-9.55%	-9.55%
Alger SmallCap Growth:
2011	35	9.823	9.823	349	N/A	1.40%	1.40%	-4.53%	-4.53%
The Dreyfus Socially Responsible
Growth Fund, Inc.:
Dreyfus Socially Responsible Growth:
2011	14	6.944	6.944	97	0.82%	1.40%	1.40%	-0.50%	-0.50%
Dreyfus Variable Investment Funds:
Dreyfus VIF Appreciation:
2011	18	11.003	11.003	195	1.69%	1.40%	1.40%	7.50%	7.50%
Dreyfus VIF Money Market:
2011	1,445	10.681	10.681	1,444	0.01%	1.40%	1.40%	-1.38%	-1.38%
Dreyfus VIF Quality Bond:
2011	32	15.721	15.721	499	3.66%	1.40%	1.40%	5.55%	5.55%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(6) Unit Values and Financial Highlights, continued

	At December 31				For the year ended December 31
				Net	Investment
	Units	Unit Fair Value		Assets	Income	Expense Ratio (b)		Total Return (c)
	(000s)	Lowest	Highest	(000s)	Ratio (a)	Lowest	Highest	Lowest	Highest
DWS Variable Series:
DWS Dreman Small Mid Cap Value VIP:
2011	6	$11.376	$11.376	$69	1.22%	1.40%	1.40%	-7.38%	-7.38%
DWS Equity 500 Index VIP:
2011	16	12.336	12.336	199	0.66%	1.40%	1.40%	0.42%	0.42%
DWS High Income VIP:
2011	-	12.834	12.834	1	8.91%	1.40%	1.40%	2.40%	2.40%
DWS Large Cap Value VIP:
2011	2	10.275	10.275	17	2.57%	1.40%	1.40%	-1.45%	-1.45%
DWS Mid Cap Growth VIP: (g)
2011	-	11.034	11.034	-	N/A	1.40%	1.40%	11.86%	11.86%
DWS Small Cap Index VIP:
2011	18	13.913	13.913	245	0.89%	1.40%	1.40%	-5.74%	-5.74%
DWS Small Mid Cap Growth VIP: (h)
2011	9	9.273	9.273	80	N/A	1.40%	1.40%	-16.14%	-16.14%
DWS Strategic Value VIP: (f)
2011	-	7.764	7.764	-	3.34%	1.40%	1.40%	-3.52%	-3.52%
Franklin Templeton Variable Insurance Products
Trust:
Franklin Global Real Estate:
2011	38	10.425	10.425	393	7.96%	1.40%	1.40%	-6.96%	-6.96%
Franklin Large Cap Value Securities:
2011	3	9.257	9.257	28	1.20%	1.40%	1.40%	-6.58%	-6.58%
Templeton Foreign Securities:
2011	15	11.422	11.422	176	1.77%	1.40%	1.40%	-11.88%	-11.88%
Templeton Global Bond Securities:
2011	11	18.822	18.822	203	4.64%	1.40%	1.40%	-2.25%	-2.25%
Invesco Variable Insurance Funds:
Invesco V.I. Capital Appreciation:
2011	95	5.432	5.432	515	0.15%	1.40%	1.40%	-9.19%	-9.19%
Invesco V.I. Capital Development:
2011	1	9.552	9.552	8	N/A	1.40%	1.40%	-8.45%	-8.45%
Invesco V.I. Core Equity:
2011	28	8.476	8.476	736	0.94%	1.40%	1.40%	-1.45%	-1.45%
Invesco V.I. Government Securities:
2011	6	13.152	13.152	84	3.44%	1.40%	1.40%	6.41%	6.41%
Invesco V.I. International Growth:
2011	24	12.113	12.113	293	1.67%	1.40%	1.40%	-8.04%	-8.04%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(6) Unit Values and Financial Highlights, continued

	At December 31				For the year ended December 31
				Net	Investment
	Units	Unit Fair Value		Assets	Income	Expense Ratio (b)		Total Return (c)
	(000s)	Lowest	Highest	(000s)	Ratio (a)	Lowest	Highest	Lowest	Highest
Invesco Variable Insurance Funds, continued:
Invesco V.I. Technology:
2011	129	$3.156	$3.156	$406	0.19%	1.40%	1.40%	-6.37%	-6.37%
Invesco V.I. Utilities:
2011	28	11.210	11.210	314	3.12%	1.40%	1.40%	14.83%	14.83%
MFS Variable Insurance Trust:
MFS Growth:
2011	62	6.884	6.884	428	0.19%	1.40%	1.40%	-1.71%	-1.71%
MFS High Income:
2011	2	14.258	14.258	35	8.57%	1.40%	1.40%	2.66%	2.66%
MFS Investors Trust:
2011	8	9.275	9.275	147	0.92%	1.40%	1.40%	-3.54%	-3.54%
MFS Research:
2011	15	8.534	8.534	131	0.83%	1.40%	1.40%	-1.83%	-1.83%
MFS Total Return:
2011	65	13.464	13.464	873	2.60%	1.40%	1.40%	0.36%	0.36%
MFS Value:
2011	2	10.723	10.723	21	1.43%	1.40%	1.40%	-1.69%	-1.69%
Wells Fargo Variable Trust:
Wells Fargo Advantage VT Asset Allocation:
2011	N/A	10.693	10.693	N/A	N/A	N/A	N/A	5.01%	5.01%
Wells Fargo Advantage VT Discovery:
2011	54	7.837	7.837	427	N/A	1.40%	1.40%	-0.97%	-0.97%
Wells Fargo Advantage VT International Equity:
2011	8	9.372	9.372	79	0.64%	1.40%	1.40%	-14.00%	-14.00%
Wells Fargo Advantage VT Opportunity:
2011	49	13.154	13.154	650	0.14%	1.40%	1.40%	-6.83%	-6.83%
Wells Fargo Advantage VT Small Cap Value:
2011	45	17.967	17.967	800	0.89%	1.40%	1.40%	-8.35%	-8.35%
Wells Fargo Advantage VT Total Return Bond:
2011	7	13.460	13.460	95	10.61%	1.40%	1.40%	6.82%	6.82%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY Notes to Financial Statements

6) Unit Values and Financial Highlights, continued

A summary of the units outstanding, unit fair values, net assets for variable life policies, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns for each of the four years in the period ended December 31, 2010, were as follows:

	At December 31			For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
The Alger Fund:
Alger Balanced:
2010	7	$12.065	$88	2.56%	1.40%	8.18%
2009	8	11.089	85	3.19%	1.40%	24.57%
2008	8	8.701	67	16.05%	1.40%	-35.15%
2007	8	12.93	102	7.65%	1.41%	9.96%
Alger Capital Appreciation:
2010	68	10.219	694	0.40%	1.40%	10.49%
2009	94	9.089	856	N/A	1.40%	39.84%
2008	123	6.100	750	N/A	1.41%	-58.58%
2007	129	11.276	1,450	N/A	1.40%	26.24%
Alger Growth & Income:
2010	54	7.734	418	1.49%	1.40%	8.47%
2009	72	6.986	503	2.73%	1.40%	26.70%
2008	97	5.360	522	2.10%	1.41%	-48.43%
2007	128	8.980	1,146	0.78%	1.41%	8.11%
Alger LargeCap Growth:
2010	64	8.279	528	0.77%	1.40%	9.30%
2009	94	7.405	697	0.66%	1.40%	37.88%
2008	121	5.089	615	0.22%	1.41%	-58.60%
2007	138	9.585	1,321	0.29%	1.42%	16.83%
Alger MidCap Growth:
2010	80	10.476	835	N/A	1.40%	14.32%
2009	127	8.890	1,127	N/A	1.40%	40.66%
2008	158	5.949	938	34.52%	1.41%	-80.87%
2007	167	14.488	2,423	11.99%	1.41%	25.21%
Alger SmallCap Growth:
2010	40	10.289	413	N/A	1.40%	21.21%
2009	40	8.330	332	N/A	1.40%	35.64%
2008	53	5.804	309	1.43%	1.41%	-61.67%
2007	64	11.022	703	N/A	1.41%	14.40%
The Dreyfus Socially Responsible
Growth Fund, Inc.:
Dreyfus Socially Responsible Growth:
2010	21	6.979	145	0.87%	1.40%	12.50%
2009	23	6.164	140	1.03%	1.40%	26.10%
2008	32	4.673	151	0.78%	1.41%	-40.35%
2007	42	7.228	303	0.52%	1.41%	6.19%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

6) Unit Values and Financial Highlights, continued

	At December 31			For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
Dreyfus Variable Investment
Funds:
Dreyfus VIF Appreciation:
2010	18	$10.236	$189	2.23%	1.40%	12.81%
2009	21	9.005	187	11.03%	1.40%	18.29%
2008	29	7.448	216	9.79%	1.41%	-34.58%
2007	33	10.722	356	3.32%	1.44%	7.21%
Dreyfus VIF Money Market:
2010	169	10.831	1,832	0.01%	1.40%	-1.39%
2009	174	10.982	1,913	0.15%	1.40%	-1.25%
2008	237	11.123	2,639	2.53%	1.40%	1.13%
2007	258	11.001	2,834	4.70%	1.39%	3.31%
Dreyfus VIF Quality Bond:
2010	38	14.895	567	3.80%	1.40%	5.89%
2009	46	13.937	647	4.83%	1.40%	11.89%
2008	65	12.295	801	4.98%	1.41%	-5.74%
2007	92	13.012	1,198	4.83%	1.41%	2.46%
DWS Variable Series:
DWS Dreman Small Mid Cap Value
VIP:
2010	5	12.283	58	1.27%	1.40%	19.44%
2009	7	10.120	74	1.93%	1.40%	26.63%
2008	7	7.913	59	44.14%	1.40%	-40.75%
2007	7	12.052	79	15.25%	1.40%	1.07%
DWS Equity 500 Index VIP:
2010	4	12.283	48	3.43%	1.39%	1.77%
2009	3	10.860	28	2.00%	1.41%	12.72%
2008	15	8.719	132	2.78%	1.40%	-42.57%
2007	18	14.069	253	1.40%	1.42%	2.06%
DWS High Income VIP:
2010	-	12.614	1	1.78%	1.44%	16.63%
2009	1	11.153	12	11.51%	1.40%	32.16%
2008	1	8.074	11	11.88%	1.41%	-26.31%
2007	2	10.768	22	2.90%	1.40%	-2.32%
DWS Large Cap Value VIP:
2010	1	10.43	14	1.58%	1.41%	9.10%
2009	2	9.547	22	2.76%	1.40%	19.04%
2008	4	7.722	29	28.34%	1.40%	-47.09%
2007	3	12.312	36	5.15%	1.40%	11.01%
DWS Mid Cap Growth VIP:
2010	9	9.864	85	N/A	1.37%	16.12%
2009	-	7.829	3	N/A	1.39%	32.23%
2008	1	5.544	4	N/A	1.43%	-83.59%
2007	3	11.246	30	N/A	1.39%	3.24%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

6) Unit Values and Financial Highlights, continued

	At December 31			For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
DWS Variable Series, continued:
DWS Small Cap Index VIP:
2010	21	$14.760	$303	0.97%	1.40%	19.51%
2009	30	11.843	356	8.39%	1.40%	20.51%
2008	37	9.488	350	12.90%	1.41%	-40.68%
2007	48	14.607	705	10.29%	1.42%	-0.27%
DWS Strategic Value VIP:
2010	-	8.037	2	1.92%	1.41%	11.30%
2009	-	7.237	2	4.53%	1.43%	23.29%
2008	-	5.859	2	22.19%	1.40%	-59.42%
2007	-	11.025	3	2.22%	1.43%	-9.46%
Franklin Templeton Variable
Insurance Products Trust:
Franklin Global Real Estate:
2010	39	11.205	439	2.79%	1.40%	18.09%
2009	43	9.393	401	13.28%	1.40%	18.09%
2008	49	7.999	388	29.94%	1.41%	-50.55%
2007	52	14.083	736	10.43%	1.41%	-25.59%
Franklin Large Cap Value Securities:
2010	3	9.909	30	1.80%	1.40%	12.81%
2009	5	8.794	43	1.95%	1.40%	21.32%
2008	6	7.035	44	N/A	1.40%	-40.63%
2007	6	11.005	61	1.20%	1.39%	-3.26%
Franklin Zero Coupon - 2010:
2010	-	N/A	-	14.42%	1.37%	-1.35%
2009	5	11.610	62	4.06%	1.40%	-1.38%
2008	6	11.756	71	4.93%	1.41%	5.34%
2007	12	11.119	132	4.59%	1.41%	6.74%
Templeton Foreign Securities:
2010	17	12.958	226	1.93%	1.40%	6.07%
2009	24	12.124	287	9.70%	1.40%	25.36%
2008	44	8.972	392	12.39%	1.41%	-49.33%
2007	61	15.261	929	6.90%	1.41%	12.89%
Templeton Global Asset Allocation:
2010	-	N/A	-	12.65%	0.48%	5.38%
2009	23	14.752	343	10.98%	1.40%	16.71%
2008	32	12.282	393	23.99%	1.41%	-29.79%
2007	37	16.629	609	31.03%	1.42%	10.06%
Templeton Global Bond Securities:
2010	8	19.254	147	1.74%	1.39%	12.92%
2009	5	17.061	80	13.51%	1.40%	14.39%
2008	5	14.577	67	4.81%	1.40%	1.83%
2007	9	13.920	121	2.08%	1.42%	10.87%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

6) Unit Values and Financial Highlights, continued

		At December 31		For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
Invesco Variable Insurance Funds:
Invesco V.I. Capital Appreciation:
2010	102	$5.982	$611	0.76%	1.40%	13.42%
2009	111	5.253	581	0.63%	1.40%	17.93%
2008	124	4.399	547	N/A	1.41%	-55.35%
2007	176	7.758	1,369	N/A	1.41%	9.33%
Invesco V.I. Capital Development:
2010	1	10.435	9	N/A	1.41%	13.95%
2009	2	8.909	17	N/A	1.39%	33.38%
2008	2	6.344	14	18.94%	1.41%	-57.74%
2007	1	12.144	17	6.26%	1.41%	8.48%
Invesco V.I. Core Equity:
2010	103	8.600	890	0.96%	1.40%	7.82%
2009	122	7.961	975	1.73%	1.40%	23.30%
2008	157	6.293	986	1.96%	1.41%	-34.27%
2007	199	9.135	1,821	1.07%	1.41%	6.50%
Invesco V.I. Government Securities:
2010	6	12.360	80	4.88%	1.40%	4.10%
2009	6	11.892	74	7.75%	1.40%	-1.73%
2008	13	12.061	158	3.80%	1.39%	11.42%
2007	12	10.890	128	3.56%	1.41%	3.26%
Invesco V.I. International Growth:
2010	27	13.171	352	2.23%	1.40%	8.82%
2009	32	11.834	383	1.35%	1.40%	28.83%
2008	44	8.874	388	1.62%	1.41%	-51.05%
2007	56	15.095	840	0.37%	1.40%	10.69%
Invesco V.I. Technology:
2010	131	3.371	443	N/A	1.40%	17.02%
2009	152	2.818	428	N/A	1.40%	44.30%
2008	198	1.816	360	N/A	1.41%	-56.99%
2007	243	3.318	805	N/A	1.41%	5.66%
Invesco V.I. Utilities:
2010	33	9.761	325	3.50%	1.40%	4.36%
2009	39	9.312	368	5.64%	1.40%	11.05%
2008	54	8.217	446	12.10%	1.41%	-37.70%
2007	62	12.319	759	4.91%	1.41%	15.49%
MFS Variable Insurance Trust:
MFS Growth:
2010	70	7.004	489	0.12%	1.40%	13.22%
2009	77	6.158	473	0.31%	1.40%	30.83%
2008	89	4.536	404	0.23%	1.41%	-44.23%
2007	104	7.350	764	N/A	1.41%	17.51%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

6) Unit Values and Financial Highlights, continued

	At December 31			For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
MFS Variable Insurance Trust,
continued:
MFS High Income:
2010	13	$13.889	$185	6.64%	1.40%	10.91%
2009	18	12.275	221	8.15%	1.39%	37.17%
2008	17	8.553	148	11.53%	1.41%	-29.09%
2007	24	12.130	290	4.90%	1.41%	1.25%
MFS Investors Trust:
2010	18	9.616	174	1.24%	1.40%	9.56%
2009	20	8.777	177	1.72%	1.40%	22.64%
2008	24	7.014	172	7.91%	1.41%	-39.60%
2007	32	10.63	341	1.65%	1.41%	8.09%
MFS Research:
2010	18	8.693	155	1.02%	1.40%	10.54%
2009	21	7.607	163	1.46%	1.40%	25.83%
2008	23	5.909	135	0.55%	1.41%	-42.77%
2007	25	9.376	231	0.70%	1.41%	10.91%
MFS Total Return:
2010	70	13.415	938	3.00%	1.40%	7.37%
2009	95	12.375	1,175	3.66%	1.40%	16.02%
2008	114	10.633	1,208	9.67%	1.41%	-25.63%
2007	143	13.848	1,981	6.26%	1.41%	4.14%
MFS Value:
2010	2	10.907	24	1.66%	1.39%	7.36%
2009	1	9.915	13	1.38%	1.39%	20.46%
2008	2	8.194	13	5.69%	1.41%	-32.04%
2007	1	12.333	16	2.89%	1.41%	5.21%
Evergreen Variable Trust:
Diversified Capital Builder:
2010	-	-	-	1.81%	0.47%	4.13%
2009	5	8.111	37	3.57%	1.40%	29.98%
2008	7	5.858	39	N/A	1.41%	-57.47%
2007	13	10.904	137	4.10%	1.41%	5.12%
International Equity:
2010	-	-	-	5.08%	0.75%	-31.45%
2009	11	9.463	105	3.61%	1.40%	12.48%
2008	13	8.277	109	2.99%	1.41%	-52.33%
2007	18	14.345	256	8.20%	1.41%	12.13%
Special Values:
2010	-	-	-	0.17%	0.75%	-16.70%
2009	85	16.633	1,410	0.62%	1.40%	25.19%
2008	98	13.035	1,277	1.16%	1.41%	-35.03%
2007	113	19.245	2,167	14.35%	1.41%	-8.63%

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

6) Unit Values and Financial Highlights, continued

	At December 31			For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
Wells Fargo Variable Trust:
Wells Fargo Advantage VT Asset
Allocation:
2010	-	-	-	0.42%	0.46%	12.70%
2009	1	$9.113	$9	2.04%	1.40%	13.37%
2008	1	8.009	8	10.15%	1.39%	-36.59%
2007	-	11.483	1	3.87%	1.49%	5.88%
Wells Fargo Advantage VT
Discovery:
2010	60	7.913	478	N/A	1.40%	29.13%
2009	65	5.921	384	N/A	1.40%	31.53%
2008	91	4.279	388	N/A	1.41%	-53.77%
2007	119	7.800	929	N/A	1.41%	18.72%
Wells Fargo Advantage VT
International Equity:
2010	10	10.899	114	N/A	0.65%	40.22%
2009	N/A	N/A	N/A	N/A	N/A	N/A
2008	N/A	N/A	N/A	N/A	N/A	N/A
2007	N/A	N/A	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT
Opportunity:
2010	53	14.117	745	0.73%	1.40%	18.35%
2009	84	11.569	968	N/A	1.40%	37.14%
2008	110	7.941	877	23.95%	1.41%	-45.99%
2007	126	13.444	1,699	14.69%	1.41%	5.15%
Wells Fargo Advantage VT Small
Cap Value:
2010	48	19.603	938	N/A	0.65%	40.75%
2009	N/A	N/A	N/A	N/A	N/A	N/A
2008	N/A	N/A	N/A	N/A	N/A	N/A
2007	N/A	N/A	N/A	N/A	N/A	N/A
Wells Fargo Advantage VT Total
Return Bond:
2010	12	12.601	147	6.74%	1.38%	4.00%
2009	1	11.933	12	4.90%	1.40%	10.24%
2008	1	10.809	10	4.68%	1.41%	0.99%
2007	3	10.707	35	4.55%	1.38%	3.91%

(a)
This ratio represents dividends recorded by the division from the underlying mutual fund divided by the average net assets. This ratio excludes the Expense Ratio. N/A is noted if the fund did not pay any dividends.

(b)
This ratio represents the annualized policy expenses of the separate account, resulting in a direct reduction of unit values, consisting primarily of mortality and expense charges. Charges that require redemption of policy owner units are excluded.

(c)
Total return is calculated using the beginning and ending unit value (before rounding for this presentation), which reflects the changes in the underlying fund values and reductions related to the Expense Ratio, for the period indicated.

(d)	Based on average assets for the period.
(e)
Based on average assets for the period and only includes expenses borne directly by Titanium Annuity Variable Account and excludes expenses incurred indirectly by the underlying funds or charged through the redemption of units. Fees are charged as direct reduction in unit values.

(f)	For the period (cessation of operations): January 1, 2011 to April 29, 2011, fund was merged into DWS Large Cap Value.
(g)	For the period (cessation of operations): January 1, 2011 to April 29, 2011, fund was merged into DWS Small Cap Growth.
(h)	For the period (commencement of operations): April 29, 2011 to December 31, 2011, DWS Mid Cap Growth merged into the fund.

TITANIUM ANNUITY VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY Notes to Financial Statements

(7) Subsequent Events

The Separate Account has evaluated the effects of events subsequent to December 31, 2011, and through the financial statement issuance date of May 3, 2012. All accounting and disclosure requirements related to subsequent events are included in our financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowner of
Protective Life Insurance Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Insurance Company and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting related to the consolidation of variable interest entities effective January 1, 2010.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 29, 2012

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF INCOME

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Revenues
Premiums and policy fees	$2,784,134	$2,609,357	$2,674,680
Reinsurance ceded	(1,363,914)	(1,380,712)	(1,509,036)
Net of reinsurance ceded	1,420,220	1,228,645	1,165,644
Net investment income	1,753,444	1,624,845	1,603,063
Realized investment gains (losses):
Derivative financial instruments	(155,005)	(144,438)	(176,880)
All other investments	247,753	158,420	303,709
Other-than-temporary impairment losses	(62,210)	(74,970)	(227,587)
Portion recognized in other comprehensive income
(before taxes)	14,889	33,606	47,696
Net impairment losses recognized in earnings	(47,321)	(41,364)	(179,891)
Other income	189,494	110,876	212,443
Total revenues	3,408,585	2,936,984	2,928,088
Benefits and expenses
Benefits and settlement expenses, net of reinsurance ceded:
(2011 — $1,231,405; 2010 — $1,283,054;
2009 — $1,430,621)	2,222,220	2,076,392	1,960,046
Amortization of deferred policy acquisition costs and value
of business acquired	300,450	189,255	320,357
Other operating expenses, net of reinsurance ceded:
(2011 — $203,868; 2010 — $205,299; 2009 — $212,393)	373,964	284,070	222,651
Total benefits and expenses	2,896,634	2,549,717	2,503,054
Income before income tax	511,951	387,267	425,034
Income tax (benefit) expense
Current	(4,576)	6,544	(55,885)
Deferred	169,093	122,485	203,448
Total income tax expense	164,517	129,029	147,563
Net income	$347,434	$258,238	$277,471

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Assets
Fixed maturities, at fair value (amortized cost: 2011 — $26,109,131; 2010 — $23,967,656)	$27,957,565	$24,644,187
Equity securities, at fair value (cost: 2011 — $303,578; 2010 — $307,971)	292,413	317,255
Mortgage loans (includes amounts related to securitizations of: 2011 — $858,139; 2010 — $934,655)	5,351,902	4,883,400
Investment real estate, net of accumulated depreciation (2011 — $320; 2010 — $767)	10,991	7,196
Policy loans	879,819	793,448
Other long-term investments	264,031	283,002
Short-term investments	101,470	349,245
Total investments	34,858,191	31,277,733
Cash	169,775	236,998
Accrued investment income	347,857	322,351
Accounts and premiums receivable, net of allowance for uncollectible amounts (2011 — $3,864;
2010 — $4,295)	68,641	42,544
Reinsurance receivables	5,542,417	5,504,291
Deferred policy acquisition costs and value of business acquired	4,011,936	3,822,572
Goodwill	86,871	89,970
Property and equipment, net of accumulated depreciation (2011 — $132,579; 2010 — $128,437)	47,997	38,597
Other assets	351,327	399,205
Income tax receivable	62,311	37,628
Assets related to separate accounts
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total assets	$52,791,899	$47,476,301
Liabilities
Future policy benefits and claims	$20,867,727	$18,530,265
Unearned premiums	1,218,258	1,141,925
Total policy liabilities and accruals	22,085,985	19,672,190
Stable value product account balances	2,769,510	3,076,233
Annuity account balances	10,946,848	10,591,605
Other policyholders’ funds	546,516	577,924
Other liabilities	970,047	834,274
Mortgage loan backed certificates	19,755	61,678
Deferred income taxes	1,573,764	1,035,173
Non-recourse funding obligations	1,248,600	1,360,800
Liabilities related to separate accounts
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total liabilities	47,405,601	42,914,289
Commitments and contingencies — Note 11
Shareowner’s equity
Preferred Stock; $1 par value, shares authorized: 2,000; Liquidation preference: $2,000	2	2
Common Stock, $1 par value, shares authorized and issued: 2011 and 2010 — 5,000,000	5,000	5,000
Additional paid-in-capital	1,361,734	1,361,734
Retained earnings	2,984,466	2,852,032
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of income tax: (2011 — $579,844; 2010 — $196,358)	1,076,854	364,664
Net unrealized (losses) gains relating to other-than-temporary impaired investments for which a portion
has been recognized in earnings, net of income tax: (2011 — $(18,374); 2010 — $(5,179))	(34,124)	(9,618)
Accumulated (loss) — hedging, net of income tax: (2011 — $(4,111); 2010 — $(6,355))	(7,634)	(11,802)
Total shareowner’s equity	5,386,298	4,562,012
Total liabilities and shareowner’s equity	$52,791,899	$47,476,301

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF SHAREOWNER’S EQUITY

						Accumulated Other
						Comprehensive
						Income (Loss)
				Note		Net
				Receivable		Unrealized	Accumulated	Total
			Additional	From		Gains /	Gain /	Share-
	Preferred	Common	Paid-In-	PLC	Retained	(Losses) on	(Loss)	owner’s
	Stock	Stock	Capital	ESOP	Earnings	Investments	Derivatives	Equity
				(Dollars In Thousands)
Balance, December 31, 2008	$2	$5,000	$1,226,734	$(853)	$2,302,033	$(1,564,824)	$(46,762)	$1,921,330
Net income for 2009					277,471			277,471
Change in net unrealized
gains/losses on
investments (net of
income tax — $683,454)					1,241,296		1,241,296
Reclassification adjustment
for amounts included in net
income (net of income
tax — $56,325)						104,407		104,407
Change in net unrealized
gains/losses relating to
other-than-temporary
impaired investments for
which a a portion has been
recognized in earnings
(net of income tax —
$(16,694))						(31,002)		(31,002)
Change in accumulated gain
(loss) derivatives (net of
income tax — $15,502)							27,904	27,904
Reclassification adjustment
for derivative amounts
included in net income
(net of income tax — $295).							531	531
Comprehensive income for
2009								1,620,607
Capital contributions			135,000					135,000
Decrease in note receivable
from PLC ESOP				853				853
Balance, December 31, 2009	$2	$5,000	$1,361,734	$—	$2,579,504	$(250,123)	$(18,327)	$3,677,790
Net income for 2010					258,238			258,238
Change in net unrealized
gains/losses on
investments (net of
income tax — $302,552)						594,774		594,774
Reclassification adjustment
for investment amounts
included in net income
(net of income
tax — $(5,951))						(10,989)		(10,989)
Change in net unrealized
gains/losses relating to
other-than-temporary
impaired investments for
which a a portion has been
recognized in earnings
(net of income tax —
$11,515)						21,384		21,384
Change in accumulated gain
(loss) derivatives (net of
income tax — $4,441)							7,630	7,630
Reclassification adjustment
for derivative amounts
included in net income
(net of income
tax — $(614))							(1,105)	(1,105)
Comprehensive income for
2010								869,932
Capital contributions								—
Cumulative effect
adjustments				—	14,290			14,290
Balance, December 31, 2010	$2	$5,000	$1,361,734	$—	$2,852,032	$355,046	$(11,802)	$4,562,012

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF SHAREOWNER’S EQUITY

					Accumulated Other
					Comprehensive
					Income (Loss)
				Note		Net
				Receivable		Unrealized	Accumulated	Total
			Additional	From		Gains /	Gain /	Share-
	Preferred	Common	Paid-In-	PLC	Retained	(Losses) on	(Loss)	owner’s
	Stock	Stock	Capital	ESOP	Earnings	Investments	Derivatives	Equity
				(Dollars In Thousands)
Balance, December 31, 2010	$2	$5,000	$1,361,734	$—	$2,852,032	$355,046	$(11,802)	$4,562,012
Net income for 2011					347,434			347,434
Change in net unrealized
gains/losses on
investments (net of
income tax — $398,133)						739,403		739,403
Reclassification adjustment
for investment amounts
included in net income
(net of income
tax — $(14,646))						(27,213)		(27,213)
Change in net unrealized
gains/losses relating to
other-than-temporary
impaired investments for
which a a portion has been
recognized in earnings
(net of income tax —
$(13,195))						(24,506)		(24,506)
Change in accumulated gain
(loss) derivatives (net of
income tax — $2,382)							4,424	4,424
Reclassification adjustment
for derivatives amounts
included in net income
(net of income tax —
$(138))							(256)	(256)
Comprehensive income for
2011								1,039,286
Dividends paid to the parent
company					(215,000)			(215,000)
Balance, December 31, 2011	$2	$5,000	$1,361,734	$—	$2,984,466	$1,042,730	$(7,634)	$5,386,298

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Cash flows from operating activities
Net income	$347,434	$258,238	$277,471
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Realized investment (gains) losses	(45,427)	27,382	53,062
Amortization of deferred policy acquisition costs and value of business acquired	300,450	189,255	320,357
Capitalization of deferred policy acquisition costs	(442,638)	(446,560)	(397,963)
Depreciation expense	8,616	8,931	7,712
Deferred income tax	120,262	85,483	65,703
Accrued income tax	(24,683)	84,580	(43,724)
Interest credited to universal life and investment products	993,574	972,806	993,245
Policy fees assessed on universal life and investment products	(712,038)	(611,917)	(586,842)
Change in reinsurance receivables	(28,615)	(223,843)	(64,624)
Change in accrued investment income and other receivables	(35,436)	(22,567)	(1,197)
Change in policy liabilities and other policyholders’ funds of traditional life and health
products	15,307	341,104	242,165
Trading securities:
Maturities and principal reductions of investments	283,239	355,831	562,758
Sale of investments	860,474	730,385	908,466
Cost of investments acquired	(950,051)	(963,403)	(856,223)
Other net change in trading securities	7,933	(25,520)	(144,838)
Change in other liabilities	(148,801)	(17,981)	(122,113)
Other income — surplus note repurchase	(35,512)	(5,377)	(132,262)
Other, net	118,311	(47,319)	125,661
Net cash provided by operating activities	632,399	689,508	1,206,814

Cash flows from investing activities
Maturities and principal reductions of investments, available-for-sale	1,396,105	2,053,359	2,388,691
Sale of investments, available-for-sale	2,957,589	3,421,590	1,665,127
Cost of investments acquired, available-for-sale	(5,155,155)	(6,384,981)	(4,495,508)
Mortgage loans:
New lendings	(484,483)	(338,598)	(288,764)
Repayments	446,794	351,891	256,189
Change in investment real estate, net	(4,266)	151	293
Change in policy loans, net	14,190	31,663	16,657
Change in other long-term investments, net	77,079	(71,148)	(54,126)
Change in short-term investments, net	122,665	695,506	118,167
Net unsettled security transactions	68,810	(340)	14,797
Purchase of property and equipment	(17,463)	(10,636)	(8,408)
Sales of property and equipment	—	40	—
Payments for business acquisitions	(209,609)	(348,288)	—
Net cash used in investing activities	(787,744)	(599,791)	(386,885)

Cash flows from financing activities
Issuance (repayment) of non-recourse funding obligations	(112,200)	(194,200)	850,000
Dividend paid to the parent company	(215,000)	—	(667,738)
Capital contributions	—	—	135,000
Investment product deposits and change in universal life deposits	4,216,738	3,635,447	2,590,081
Investment product withdrawals	(3,777,365)	(3,477,430)	(3,675,247)
Other financing activities, net	(24,051)	20,606	(16,976)
Net cash provided by (used in) financing activities	88,122	(15,577)	(784,880)
Change in cash	(67,223)	74,140	35,049
Cash at beginning of period	236,998	162,858	127,809
Cash at end of period	$169,775	$236,998	$162,858

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Basis of Presentation

Protective Life Insurance Company (the “Company”), a stock life insurance company, was founded in 1907. The Company is a wholly owned subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose common stock is traded on the New York Stock Exchange “PL”. The Company provides financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 18, Statutory Reporting Practices and Other Regulatory Matters).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or shareowner’s equity.

Entities Included

The consolidated financial statements include the accounts of Protective Life Insurance Company, its subsidiaries, and its affiliate companies in which we hold a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs (“DAC”) and amortization periods, goodwill recoverability, value of business acquired (“VOBA”), investment fair values and other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Significant Accounting Policies

Valuation of investment securities

The fair value for fixed maturity, short term, and equity securities, is determined by management after considering and evaluating one of three primary sources of information: third party pricing services, independent broker quotations, or pricing matrices. Security pricing is applied using a “waterfall” approach whereby publicly available prices are first sought from third party pricing services, any remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and rates of prepayments. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of other asset-backed securities, collateralized mortgage obligations (“CMOs”), and mortgage-backed securities (“MBS”) are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures (“CUSIP”) level. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company’s intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security’s amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer’s industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company’s expectations for recovery of the security’s entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security’s basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security’s amortized cost are written down to discounted expected future cash flows (“post impairment cost”) and credit losses are recorded in earnings. The difference between the securities’ discounted expected future

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and other asset-backed securities (collectively referred to as asset-backed securities or “ABS”), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.2 million. Of the $62.2 million of impairments for the year ended December 31, 2011, $47.3 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For more information on impairments, refer to Note 4, Investment Operations.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company’s cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in other liabilities and were $0.9 million and $24.9 million as of December 31, 2011 and 2010, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

The costs that vary with and are primarily related to the production of new business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. DAC is subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

Based on the Accounting Standards Codification (“ASC” or “Codification”) Financial Services-Insurance Topic, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.5% to 11.16%) the Company expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, using guidance from ASC Investments-Debt and Equity Securities Topic, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

Value of Businesses Acquired

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The estimated present value of future cash flows is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company expects to experience in future years. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. The Company amortizes VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits (“EGPs”) for interest sensitive products, including accrued interest credited to account balances of up to approximately 6.65%. VOBA is subject to annual recoverability testing.

Property and Equipment

The Company reports land, buildings, improvements, and equipment at cost, including interest capitalized during any acquisition or development period, less accumulated depreciation. The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company’s home office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following:
	As of December 31,
	2011	2010
	(Dollars In Thousands)
Home office building	$72,148	$62,585
Data processing equipment	56,928	54,247
Other, principally furniture and equipment	51,500	50,202
	180,576	167,034
Accumulated depreciation	(132,579)	(128,437)
Total property and equipment	$47,997	$38,597

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder’s equity in those assets. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income.

Stable Value Product Account Balances

The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank (“FHLB”), and markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the “SEC”) which offered notes to both institutional and retail investors.

The segment’s products complement the Company’s overall asset/liability management in that the terms may be tailored to the needs of the Company as the seller of the contracts, as opposed to solely meeting the needs of the buyer. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2011 and 2010, the Company had $0.8 billion and $1.7 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements the Company has written have maturities of one to ten years. As of December 31, 2011, future maturities of stable value products were as follows:

Year of Maturity	Amount
(Dollars In Thousands)
2012	$ 949,303.0
2013-2014	772,779.8
2015-2016	1,033,638.6
Thereafter	13,713.6

Derivative Financial Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in “other long-term investments” and “other liabilities” in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in the other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists. For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the effective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company’s hedge relationships is assessed on a quarterly basis. The

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in “Realized investment gains (losses) — Derivative financial instruments”. For additional information, see Note 20, Derivative Financial Instruments.

Insurance liabilities and reserves

Establishing an adequate liability for the Company’s obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company’s historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company’s property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company’s results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company’s reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

Guaranteed minimum withdrawal benefits

The Company also establishes liabilities for guaranteed minimum withdrawal benefits (“GMWB”) on its variable annuity products. The GMWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the liability to be marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality consistent with 61% of the National Association of Insurance Commissioners (“NAIC”) 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, our net GMWB liability held was $147.1 million.

Goodwill

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company’s material goodwill balances are attributable to its operating segments (which are considered to be reporting units). The cash flows used to determine the fair value of the Company’s reporting units are dependent on a number of significant assumptions. The Company’s estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company’s judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011 and 2010, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2011, we had goodwill of $86.9 million.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company’s reporting units, in the Company’s view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. In general, income tax provisions are based on the income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

The Company analyzes whether it needs to establish a valuation allowance on each of its deferred tax assets. In performing this analysis, the Company first considers the need for a valuation allowance on each separate deferred tax asset. Ultimately, it analyzes this need in the aggregate in order to prevent the double-counting of expected future taxable income in each of the foregoing separate analyses.

The Company’s tax returns, except for Protective Life Insurance Company of New York and United Investors Life Insurance Company (“United Investors”) which file separately, are included in PLC’s consolidated U.S. income tax return.

Policyholder Liabilities, Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company’s experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2011, range from approximately 2% to 7.5%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	As of December 31,
	2011	2010	2009
	(Dollars In Thousands)
Balance beginning of year	$299,971	$299,396	$218,571
Less: reinsurance	156,932	148,479	111,451
Net balance beginning of year	143,039	150,917	107,120
Incurred related to:
Current year	653,525	471,039	471,408
Prior year	65,269	35,555	36,230
Total incurred	718,794	506,594	507,638
Paid related to:
Current year	639,118	457,511	411,699
Prior year	76,424	56,961	52,142
Total paid	715,542	514,472	463,841
Other changes:
Acquisition and reserve transfers	5,058	—	—
Net balance end of year	151,349	143,039	150,917
Add: reinsurance	161,450	156,932	148,479
Balance end of year	$312,799	$299,971	$299,396

Universal Life and Investment Products

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 2% to 9% and investment products ranged from 1.0% to 10.0% in 2011.

The Company’s accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits (“GMDB”) on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes age based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase the Company’s GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2011, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2011, the GMDB was $9.8 million.

The Company also establishes liabilities for GMWB on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, the net GMWB liability balance was $147.1 million.

Property and Casualty Insurance Products

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection (“GAP”), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported (“IBNR”) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Reinsurance

The Company uses reinsurance extensively in certain of its segments. The following summarizes some of the key aspects of the Company’s accounting policies for reinsurance.

Reinsurance Accounting Methodology — The Company accounts for reinsurance under the ASC Financial Services-Insurance Topic.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

The Company’s traditional life insurance products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company’s financial statements is in line with the requirements of that standard. Ceded premiums are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company’s short duration insurance contracts (primarily issued through the Asset Protection segment) are also subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company’s financial statements are in line with the requirements of that standard. Reinsurance allowances include such acquisition costs as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. Reinsurance allowances received are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

The Company’s universal life (“UL”), variable universal life, bank-owned life insurance (“BOLI”), and annuity products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company’s financial statements are in line with the requirements of that standard. Ceded premiums and policy fees reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in “unlocking” that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

Reinsurance Allowances — The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of expenses actually paid by the ceding company. Many of the Company’s reinsurance treaties do, in fact, have ultimate renewal allowances

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

that exceed the direct ultimate expenses. Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company’s commissions, expenses, and taxes. As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.

The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company. A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses. The Company’s practice is to defer reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company’s practice of capitalizing direct expenses. While the recognition of reinsurance allowances is consistent with GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract. Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements since each reinsurance contract is a separately negotiated agreement. The Company uses the ultimate reinsurance allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.

Amortization of Reinsurance Allowances — Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. The amortization pattern varies with changes in estimated gross profits arising from the allowances. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Liabilities — Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed by the Company’s actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Components of Reinsurance Cost — The following income statement lines are affected by reinsurance cost:

Premiums and policy fees (“reinsurance ceded” on the Company’s financial statements) represent consideration paid to the assuming company for accepting the ceding company’s risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts capitalized. Non-deferred reinsurance allowances decrease reinsurance cost.

The Company’s reinsurance programs do not materially impact the other income line of the Company’s income statement. In addition, net investment income generally has no direct impact on the Company’s reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company.

Accounting Pronouncements Recently Adopted

Accounting Standard Update (“ASU” or “Update”) No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. In January of 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. This Update provides amendments to Subtopic 820-10 that requires the following new disclosures. 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures. 1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. 2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This Update also includes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from major categories of assets to classes of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. This Update is effective for interim and annual reporting periods beginning after December 15, 2009, which

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

the Company adopted for the period ending March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were adopted by the Company as of January 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-15 — Financial Services — Insurance — How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments. The amendments in this Update clarify that an insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer’s interests. The entity should not combine general account and separate account interests in the same investment when assessing the investment for consolidation. Additionally, the amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments in this Update also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. This Update is effective for fiscal years beginning after December 15, 2010. For the Company this Update became effective January 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-20 — Receivables — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this Update is to require disclosures that facilitate financial statement users in evaluating the nature of credit risk inherent in the portfolio of financing receivables (loans); how that risk is analyzed and assessed in arriving at the allowance for credit losses; and any changes and the reasons for those changes to the allowance for credit losses. The Update requires several new disclosures regarding the reserve for credit losses which was effective on December 31, 2010 and provisions related to troubled debt restructurings which became effective for fiscal periods beginning after June 30, 2011. The Company adopted the new disclosures in this Update for the annual reporting period ending December 31, 2010 and adopted the provisions related to troubled debt restructuring in the third quarter of 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-28 — Intangibles — Goodwill and Other — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. This Update was effective for the Company as of January 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-29 — Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations. This Update does not change current accounting for business combinations, however it clarifies the current guidance regarding pro forma disclosures and requires a description of the nature and amount of material, nonrecurring pro forma adjustments to arrive at pro forma revenue and earnings. The amendments in this Update were effective prospectively

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

for business combinations for which the acquisition date is on or after January 1, 2011. The Company applied this guidance to the pro forma information related to the reinsurance transaction with Liberty Life Insurance Company (“Liberty Life”) as disclosed in Note 3 — Significant Acquisitions. We will apply the guidance to all future acquisitions. There was no material impact to the adoption of this Update.

ASU No. 2011-02 — Receivables — A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The objective of this Update is to evaluate whether a restructuring constitutes a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: 1) the restructuring constitutes a concession and 2) the debtor is experiencing financial difficulties. This Update also clarifies the guidance on a creditor’s evaluation of whether it has granted a concession. The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For the Company, this Update became effective on July 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-08 — Intangibles — Goodwill and Other: Testing Goodwill for Impairment. This Update is intended to reduce the complexity and cost of goodwill impairment testing by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment prior to the quantitative calculation required by current guidance. Under the amendments to Topic 350, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value is less than the carrying amount, the two-step impairment process is not required. However, if an entity concludes otherwise, the two-step impairment test outlined in current guidance is required to be completed. This Update does not change the requirements or implementation of the current two-step impairment test. This Update was effective for the Company as of December 31, 2011. The Company implemented the guidance in ASU 2011-08 in its 2011 goodwill impairment test.

Accounting Pronouncements Not Yet Adopted

ASU No. 2010-26 — Financial Services — Insurance — Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. This Update is effective for periods beginning after December 15, 2011 and is to be applied prospectively. Early adoption and retrospective application are optional. The Company’s expected retrospective adoption of this Update will result in a reduction in its deferred acquisition cost asset as well as a decrease in the future amortization associated with those previously deferred costs. There will also be a reduction in the level of costs the Company defers subsequent to adoption. The Company is evaluating the full effects of implementing this Update, but the Company currently

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

estimates that its retrospective adoption will result in a cumulative effect adjustment to reduce the opening balance of shareowner’s equity (including accumulated other comprehensive income (loss)) of between 9% and 11% as of January 1, 2012, including a reduction of between approximately 27% and 29% of its existing deferred acquisition cost asset balance as of January 1, 2012. The Company currently estimates that if the change were in effect at December 31, 2011, the adoption of this Update would have resulted in a decrease to net income in 2011 of between 6% and 8%.

ASU No. 2011-03 — Transfers and Servicing — Reconsideration of Effective Control for Repurchase Agreements. This Update amends the assessment of effective control for repurchase agreements to remove 1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and 2) the collateral maintenance implementation guidance related to the criterion. FASB determined that these criterion should not be a determining factor of effective control. This Update is effective for the first interim or annual period beginning on or after December 15, 2011. For the Company, the Update will be applied to all repurchase agreements beginning January 1, 2012. This Update will not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-04 — Fair Value Measurement — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRSs”). The amendments change the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. The intent of this Update was not to change the application of the requirements in Topic 820. Some of the amendments clarify the intent regarding the application of existing fair value measurement requirements. The Update did modify several principles or requirements for measuring fair value or for disclosing information about fair value measurements. These changes are effective for interim and annual periods beginning after December 15, 2011. This Update will not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-05 — Comprehensive Income — Presentation of Comprehensive Income. In this Update, a company has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in 1) a single continuous statement of comprehensive income, or 2) in two separate but consecutive statements. In both choices, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income, or the timing of its subsequent reclassification to net income. This Update is effective January 1, 2012. The Company is currently evaluating the appropriate format to which it will adhere.

ASU No. 2011-11 — Balance Sheet — Disclosures about Offsetting Assets and Liabilities. This Update contains new disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its financial and derivative instruments. The new disclosures are designed to make financial statements that are prepared under GAAP more comparable to those prepared under IFRSs. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under GAAP because under GAAP, certain derivative and repurchase arrangements are granted exceptions from the general offsetting model. As a result, entities with significant financial instrument and

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with GAAP. To facilitate comparison between financial statements prepared under GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. This Update is effective January 1, 2013. This Update will not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-12 — Comprehensive Income — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This Update defers certain provisions of ASU No. 2011-05, notably those provisions which require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). These requirements were indefinitely deferred by ASU No. 2011-12 and will be further deliberated by the FASB at a future date.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that “[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements”. This Update is effective January 1, 2012. The Company will implement the guidance in this Update commensurate with the implementation of ASU No. 2011-05.

3. SIGNIFICANT ACQUISTIONS

On December 31, 2010, the Company completed the acquisition of all of the outstanding stock of United Investors, pursuant to a Stock Purchase Agreement, between the Company, Torchmark Corporation (“Torchmark”) and its wholly owned subsidiaries, Liberty National Life Insurance Company (“Liberty National”) and United Investors.

The Company accounted for this transaction under the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The aggregate purchase price for United Investors was $363.3 million.

On April 29, 2011, the Company closed a previously announced and unrelated reinsurance transaction with Liberty Life Insurance Company (“Liberty Life”) under the terms of which the Company reinsured substantially all of the life and health business of Liberty Life. The transaction closed in conjunction with Athene Holding Ltd’s acquisition of Liberty Life from an affiliate of Royal Bank of Canada. The capital invested by the Company in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with the closing, the Company invested $40 million in a surplus note issued by Athene Life Re. The Company accounted for this transaction in a manner consistent with the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total consideration paid be allocated to the assets acquired and liabilities assumed based on their fair values at the transaction date.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACQUISTIONS — (Continued)

The following table summarizes the fair values of the net assets acquired from the Liberty Life reinsurance transaction as of the transaction date:

Fair Value
as of April 29, 2011
(Dollars In Thousands)
ASSETS
Investments	$1,768,297
Cash	35,959
Accrued investment income	154
Accounts and premiums receivable, net	877
Reinsurance receivable	9,511
Value of business acquired	135,876
Other assets	1
Total assets	1,950,675
LIABILITIES
Policy liabilities and accrual	1,665,294
Annuity account balances	4,420
Other policyholders’ funds	24,977
Other liabilities	30,834
Total liabilities	1,725,525
NET ASSETS ACQUIRED	$225,150

The following (unaudited) pro forma condensed consolidated results of operations assumes that the aforementioned transactions with Liberty Life and United Investors were completed as of January 1, 2010:

	For The Year Ended
	December 31,
	2011		2010
	(Dollars In Thousands)
Revenue	$3,491,414	(1)	$3,321,743
Net income	348,471	(2)	305,360

(1)	Includes $175.9 million and $105.9 million of total revenue for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

(2)	Includes $38.2 million and $24.3 million of pre-tax income for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS

Major categories of net investment income are summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$1,414,965	$1,301,047	$1,302,630
Equity securities	20,595	17,836	20,699
Mortgage loans	336,541	310,988	249,802
Investment real estate	3,458	3,180	3,666
Short-term investments	72,137	77,185	114,026
	1,847,696	1,710,236	1,690,823
Other investment expenses	94,252	85,391	87,760
Net investment income	$1,753,444	$1,624,845	$1,603,063

Net realized investment gains (losses) for all other investments are summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$80,044	$51,816	$4,848
Equity securities	9,136	6,489	14,311
Impairments on fixed maturity securities	(47,321)	(39,550)	(160,319)
Impairments on equity securities	—	(1,815)	(19,572)
Modco trading portfolio	164,224	109,399	285,178
Other investments	(5,651)	(9,283)	(628)
Total realized gains (losses) — investments	$200,432	$117,056	$123,818

For the year ended December 31, 2011, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $104.5 million and gross realized losses were $62.0 million, including $46.6 million of impairment losses. The $46.6 million excludes $0.7 million of impairment losses in the trading portfolio for the year ended December 31, 2011. For the year ended December 31, 2010, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $99.8 million and gross realized losses were $82.6 million, including $41.1 million of impairment losses. The $41.1 million excludes $0.3 million of impairment losses in the trading portfolio for the year ended December 31, 2010. For the year ended December 31, 2009, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $41.2 million and gross realized losses were $196.0 million, including $174.0 million of impairment losses.

The $9.1 million of gains included in equity securities for the year ended December 31, 2011, primarily relates to gains of $6.9 million on securities that have recovered in value as the issuer exited bankruptcy and $1.2 million that relates to gains recognized on the sale of Federal National Mortgage Association preferreds.

For the year ended December 31, 2011, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $104.5 million. For the year ended December 31, 2010, the Company sold securities in an unrealized gain position with a

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

fair value (proceeds) of $2.9 billion. The gain realized on the sale of these securities was $99.8 million. For the year ended December 31, 2009, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $41.2 million.

For the year ended December 31, 2011, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $263.1 million. The loss realized on the sale of these securities was $15.3 million. The Company made the decision to exit these holdings in order to reduce its European financial exposure.

For the year ended December 31, 2010, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $709.6 million. The loss realized on the sale of these securities was $41.5 million. For the year ended December 31, 2009, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $302.1 million. The loss realized on the sale of these securities was $22.0 million.

Certain European countries have experienced varying degrees of financial stress. Risks from the continued debt crisis in Europe could continue to disrupt the financial markets which could have a detrimental impact on global economic conditions and on sovereign and non-sovereign obligations. Although the financial relief plan announced by European leaders on October 27, 2011, initially drew favorable responses from the financial markets, details remain to be negotiated and implementation is subject to certain contingencies and risks. There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets. For the year ended December 31, 2011, the Company recorded $28.6 million of impairments and credit related losses related to our European holdings, which resulted in a charge to earnings. The chart shown below includes the Company’s non-sovereign fair value exposures in these countries as of December 31, 2011. As of December 31, 2011, the Company had no unfunded exposure and had no direct sovereign fair value exposure.

			Total Gross
	Non-sovereign Debt		Funded
Financial Instrument and Country	Financial	Non-financial	Exposure
		(Dollars In Millions)
Securities:
United Kingdom	$372.1	$347.2	$719.3
Switzerland	131.0	193.6	324.6
France	127.4	78.3	205.7
Sweden	163.5	—	163.5
Netherlands	80.9	66.4	147.3
Spain	38.7	79.0	117.7
Belgium	—	103.1	103.1
Germany	31.8	61.5	93.3
Ireland	5.3	82.2	87.5
Luxembourg	—	50.1	50.1
Italy	—	40.7	40.7
Norway	—	13.9	13.9
Total securities	950.7	1,116.0	2,066.7
Derivatives:
Germany	3.8	—	3.8
	$954.5	$1,116.0	$2,070.5

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

The amortized cost and fair value of the Company’s investments classified as available-for-sale as of December 31, are as follows:

		Gross	Gross		Total OTTI
	Amortized	Unrealized	Unrealized	Fair	Recognized
	Cost	Gains	Losses	Value	in OCI(1)
		(Dollars In Thousands)
2011
Fixed maturities:
Bonds
Residential mortgage-backed
securities	$2,340,172	$82,574	$(85,702)	$2,337,044	$(47,652)
Commercial mortgage-backed
securities	530,283	24,473	(4,229)	550,527	—
Other asset-backed securities	997,398	6,529	(90,898)	913,029	(6,559)
U.S. government-related
securities	1,150,525	65,212	(58)	1,215,679	—
Other government-related
securities	88,058	4,959	—	93,017	—
States, municipals, and political
subdivisions	1,154,307	173,406	—	1,327,713	—
Corporate bonds	16,888,423	1,922,038	(249,870)	18,560,591	1,787
	23,149,166	2,279,191	(430,757)	24,997,600	(52,424)
Equity securities	286,537	5,430	(16,595)	275,372	(74)
Short-term investments	15,629	—	—	15,629	—
	$23,451,332	$2,284,621	$(447,352)	$25,288,601	$(52,498)
2010
Fixed maturities:
Bonds
Residential mortgage-backed
securities	$2,543,629	$49,936	$(113,917)	$2,479,648	$(19,233)
Commercial mortgage-backed
securities	168,483	6,409	(933)	173,959	—
Other asset-backed securities	966,537	679	(59,824)	907,392	(714)
U.S. government-related
securities	1,136,307	33,997	(2,881)	1,167,423	—
Other government-related
securities	195,478	5,744	(15)	201,207	—
States, municipals, and political
subdivisions	983,317	8,752	(22,535)	969,534	—
Corporate bonds	14,997,955	947,935	(176,817)	15,769,073	5,966
	20,991,706	1,053,452	(376,922)	21,668,236	(13,981)
Equity securities	296,105	14,527	(5,242)	305,390	(28)
Short-term investments	234,958	—	—	234,958	—
	$21,522,769	$1,067,979	$(382,164)	$22,208,584	$(14,009)

(1)	These amounts are included in the gross unrealized gains and gross unrealized losses columns above.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

As of December 31, 2011 and 2010, the Company had an additional $3.0 billion and $3.0 billion of fixed maturities, $17.0 million and $11.9 million of equity securities, and $85.8 million and $114.3 million of short-term investments classified as trading securities, respectively.

The amortized cost and fair value of available-for-sale fixed maturities as of December 31, 2011, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

	Amortized	Fair
	Cost	Value
	(Dollars In Thousands)
Due in one year or less	$565,550	$574,031
Due after one year through five years	4,390,944	4,548,823
Due after five years through ten years	5,909,125	6,337,733
Due after ten years	12,283,547	13,537,013
	$23,149,166	$24,997,600

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company’s intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security’s amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer’s industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company’s expectations for recovery of the security’s entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security’s basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security’s amortized cost are written down to discounted expected future cash flows (“post impairment cost”) and credit losses are recorded in earnings. The difference between the securities’ discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and other asset-backed securities (collectively referred to as asset-backed securities or “ABS”), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.2 million. Of the $62.2 million of impairments for the year ended December 31, 2011, $47.3 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For the year ended December 31, 2011, there was $62.2 million of pre-tax other-than-temporary impairments related to debt securities and no impairments related to equity securities. For the year ended December 31, 2011, pre-tax other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $52.7 million, with $37.8 million of credit losses recorded on debt securities in earnings and $14.9 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $9.5 million and were recorded in earnings.

During the year ended December 31, 2010, the Company recorded other-than-temporary impairments of investments of $75.0 million. Of the $75.0 million of impairments for the year ended December 31, 2010, $41.4 million was recorded in earnings and $33.6 million was recorded in other comprehensive income (loss). For the year ended December 31, 2010, there was $2.5 million of other-than-temporary impairments related to equity securities. For the year ended December 31, 2010, there was $72.5 million of other-than-temporary impairments related to debt securities. During this period, there was no other-than-temporary impairments related to debt securities or equity securities that the Company intends to sell or expects to be required to sell.

During the year ended December 31, 2009, the Company recorded other-than-temporary impairments of investments of $227.6 million. Of the $227.6 million of impairments for the year ended December 31, 2009, $179.9 million was recorded in earnings and $47.7 million was recorded in other comprehensive income (loss). For the year ended December 31, 2009, there was $19.6 million of other-than-temporary impairments related to equity securities and $208.0 million of other-than-temporary impairments related to debt securities. For the year ended December 31, 2009, other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $177.6 million, with $129.9 million of credit losses recorded on debt securities in earnings and $47.7 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $30.4 million and were recorded in earnings.

The following chart is a rollforward of available-for-sale credit losses on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Beginning balance	$39,275	$25,066 $	—
Additions for newly impaired securities	12,699	26,893	80,195
Additions for previously impaired securities	20,591	4,964	7,136
Reductions for previously impaired securities due to
a change in expected cash flows	—	—	(32,451)

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Reductions for previously impaired securities that were
sold in the current period	$(3,089)	$(17,648)	$(29,687)
Other	—	—	(127)
Ending balance	$69,476	$39,275	$25,066

The following table includes the gross unrealized losses and fair value of the Company’s investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
			(Dollars In Thousands)
Residential mortgage-
backed securities	$276,216	$(15,308)	$524,251	$(70,394)	$800,467	$(85,702)
Commercial mortgage-
backed securities	78,893	(4,229)	—	—	78,893	(4,229)
Other asset-backed
securities	531,653	(32,074)	190,639	(58,824)	722,292	(90,898)
U.S. government-related
securities	21,311	(58)	—	—	21,311	(58)
Other government-related
securities	—	—	—	—	—	—
States, municipalities, and
political subdivisions	—	—	—	—	—	—
Corporate bonds	1,870,256	(131,953)	523,913	(117,917)	2,394,169	(249,870)
Equities	50,638	(8,436)	22,095	(8,159)	72,733	(16,595)
	$2,828,967	$(192,058)	$1,260,898	$(255,294)	$4,089,865	$(447,352)

The RMBS have a gross unrealized loss greater than twelve months of $70.4 million as of December 31, 2011. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $58.8 million as of December 31, 2011. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program (“FFELP”). These unrealized losses have occurred within the Company’s auction rate securities (“ARS”) portfolio since the market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or until maturity.

The corporate bonds category has gross unrealized losses greater than twelve months of $117.9 million as of December 31, 2011. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The equities category has a gross unrealized loss greater than twelve months of $8.2 million as of December 31, 2011. These losses primarily relate to a widening in credit spreads on perpetual preferred stock holdings. The aggregate decline in market value of these securities was deemed temporary due to factors supporting the recoverability of the respective investments. Positive factors include credit ratings, the financial health of the issuer, the continued access of the issuer to the capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company’s amortized cost of debt securities.

The following table includes the gross unrealized losses and fair value of the Company’s investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
			(Dollars In Thousands)
Residential mortgage-
backed securities	$208,278	$(3,061)	$1,137,460	$(110,856)	$1,345,738	$(113,917)
Commercial mortgage-
backed securities	25,679	(933)	—	—	25,679	(933)
Other asset-backed
securities	195,426	(17,164)	625,043	(42,660)	820,469	(59,824)
U.S. government-related
securities	138,499	(2,881)	—	—	138,499	(2,881)
Other government-related
securities	33,936	(8)	14,993	(7)	48,929	(15)
States, municipalities, and
political subdivisions	569,660	(22,535)	—	—	569,660	(22,535)
Corporate bonds	2,262,224	(82,409)	830,351	(94,408)	3,092,575	(176,817)
Equities	11,950	(3,321)	13,344	(1,921)	25,294	(5,242)
	$3,445,652	$(132,312)	$2,621,191	$(249,852)	$6,066,843	$(382,164)

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

The RMBS had a gross unrealized loss greater than twelve months of $110.9 million as of December 31, 2010. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of the investments.

The other asset-backed securities had a gross unrealized loss greater than twelve months of $42.7 million as of December 31, 2010. This category predominately includes student-loan backed auction rate securities whose underlying collateral is at least 97% guaranteed by the FFELP. These losses relate to the auction rate securities (“ARS”) market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or maturity.

The corporate bonds category had gross unrealized losses greater than twelve months of $94.4 million as of December 31, 2010. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company’s amortized cost of debt securities.

As of December 31, 2011, the Company had securities in its available-for-sale portfolio which were rated below investment grade of $1.7 billion and had an amortized cost of $1.9 billion. In addition, included in the Company’s trading portfolio, the Company held $232.7 million of securities which were rated below investment grade. Approximately $357.2 million of the below investment grade securities were not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available-for-sale is summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$761,738	$696,942	$1,682,551
Equity securities	(13,292)	9,701	32,728

Certain investments, consisting of fixed maturities, equities, and investment real estate, with a carrying value of $2.1 million were non-income producing for the year ended December 31, 2011.

Included in the Company’s invested assets are $879.8 million of policy loans as of December 31, 2011. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

Securities Lending

In prior periods, the Company participated in securities lending, primarily as an enhancement to its investment yield. Securities that the Company held as investments were loaned to third parties for short periods of time. The Company required initial collateral, in the form of short-term investments, which equaled 102% of the market value of the loaned securities.

During the second quarter of 2011, the Company discontinued this program. Certain collateral assets, which the Company previously intended to ultimately dispose of and on which it recorded an other-than-temporary impairment of $1.3 million, were instead retained by the Company and are included in its fixed maturities as of December 31, 2011. The Company currently does not have any intent to sell these securities, nor does the Company anticipate being required to sell them.

Mortgage Loans

Refer to Note 10, Mortgage Loans for information on the Company’s mortgage loan portfolio.

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred policy acquisition costs

The balances and changes in DAC are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$2,854,319	$2,682,202
Capitalization of commissions, sales, and issue expenses	443,464	447,525
Amortization	(247,194)	(118,191)
Change in unrealized investment gains and losses	(66,793)	(157,619)
Other	—	402
Balance, end of period	$2,983,796	$2,854,319

Value of business acquired

The balances and changes in VOBA are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$968,253	$943,069
Acquisitions	137,418	75,351
Amortization	(66,163)	(57,797)
Change in unrealized investment gains and losses	(21,907)	—
Other	10,539	7,630
Balance, end of period	$1,028,140	$968,253

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED — (Continued)

The expected amortization of VOBA for the next five years is as follows:

Expected
Years	Amortization
(Dollars In Thousands)
2012	$76,152
2013	67,129
2014	59,232
2015	51,455
2016	46,744

6. GOODWILL
The changes in the carrying amount of goodwill by segment are as follows:

		Asset	Total
	Acquisitions	Protection	Consolidated
	(Dollars In Thousands)
Balance as of December 31, 2009	$44,910	$48,158	$93,068
Tax benefit of excess tax goodwill	(3,098)	—	(3,098)
Balance as of December 31, 2010	41,812	48,158	89,970
Tax benefit of excess tax goodwill	(3,099)	—	(3,099)
Balance as of December 31, 2011	$38,713	$48,158	$86,871

During the year ended December 31, 2011, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2011 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2011, the Company had an aggregate goodwill balance of $86.9 million.

During the year ended December 31, 2010, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2010 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2010, the Company had an aggregate goodwill balance of $90.0 million.

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company’s material goodwill balances

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. GOODWILL — (Continued) are attributable to certain of its operating segments (which are each considered to be reporting units). The cash flows used to determine the fair value of the Company’s reporting units are dependent on a number of significant assumptions. The Company’s estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company’s judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company’s reporting units, in the Company’s view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate.

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve 1) return of the highest anniversary date account value, or 2) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or 3) return of premium. The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 8.5%, age-based mortality consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 1%-25% (depending on product type and duration), and an average discount rate of 6.3%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $6.2 billion as of December 31, 2011. The total guaranteed amount payable based on variable annuity account balances as of December 31, 2011, was $332.1 million (including $317.7 million in the Annuities segment and $14.4 million in the Acquisitions segment) with a GMDB reserve of $0.3 million in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011 for the Company was 67.

These amounts exclude the variable annuity business of the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four non-insurance companies (which collectively are referred to as the “Chase Insurance Group”) which has been 100% reinsured to CALIC, under a Modco agreement. The guaranteed amount payable associated with the annuities reinsured to CALIC was $33.3 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011, was 63.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS — (Continued)

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Beginning balance	$6,412	$342	$1,205
Incurred guarantee benefits	7,171	11,799	10,193
Less: Paid guarantee benefits	3,785	5,729	11,056
Ending balance	$9,798	$6,412	$342

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Equity mutual funds	$3,972,729	$3,149,445
Fixed income mutual funds	2,185,654	1,279,639
Total	$6,158,383	$4,429,084

Certain of the Company’s fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit (“RIC”). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company’s deferred sales inducement asset was as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Deferred asset, beginning of period	$112,147	$116,298	$99,132
Amounts deferred	29,472	25,587	24,506
Amortization	(16,092)	(29,738)	(7,340)
Deferred asset, end of period	$125,527	$112,147	$116,298

8. REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. REINSURANCE — (Continued)

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2011, the Company had reinsured approximately 62% of the face value of its life insurance in-force. The Company has reinsured approximately 27% of the face value of its life insurance in-force with the following three reinsurers:

•	Security Life of Denver Insurance Co. (currently administered by Hanover Re)

•	Swiss Re Life & Health America Inc.

•	Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2011, 2010, or 2009 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. During 2008, the Company increased its retention limit to $2,000,000 on certain of its traditional and universal life products.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short-and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Millions)
Direct life insurance in-force	$728,670	$753,519	$755,263
Amounts assumed from other companies	32,813	18,799	19,826
Amounts ceded to other companies	(469,530)	(495,056)	(515,136)
Net life insurance in-force	$291,953	$277,262	$259,953
Percentage of amount assumed to net	11%	7%	8%

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. REINSURANCE — (Continued)

The following table reflects the effect of reinsurance on life insurance premiums written and earned:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Millions)
Direct premiums	$2,245	$2,153	$2,135
Reinsurance assumed	248	167	113
Reinsurance ceded	(1,278)	(1,284)	(1,350)
Net premiums(1)	$1,215	$1,036	$898

Percentage of amount assumed to net	20%	16%	13%

(1)	Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company has also reinsured accident and health risks representing $14.4 million, $17.3 million, and $21.9 million of premium income, while the Company has assumed accident and health risks representing $21.7 million, $0.1 million, and $0.1 million of premium income for 2011, 2010, and 2009, respectively. In addition, the Company reinsured property and casualty risks representing $71.2 million, $78.9 million, and $137.1 million of premium income, while the Company assumed property and casualty risks representing $6.2 million, $7.1 million, and $67.5 million of premium income for 2011, 2010, and 2009, respectively.

As of December 31, 2011 and 2010, policy and claim reserves relating to insurance ceded of $5.5 billion, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2011 and 2010, the Company had paid $127.1 million and $132.6 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2011 and 2010, the Company had receivables of $64.9 million and $64.8 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender’s Indemnity product line. These bad debt charges followed the bankruptcy filing related to CENTRIX Financial LLC (“CENTRIX”), the originator and servicer of the business, and are the result of the Company’s assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The Company ceased offering the Lender’s Indemnity product in 2003 with the last policy expiring in 2009. The Company has been actively working to settle its exposure with the various policyholders since 2007. From 2007 through 2009, the majority of the Company’s exposure was settled successfully. The business was ceded to an affiliate of CENTRIX until the treaty was commuted in 2009 with no net financial impact to the Company. During 2010, the Company successfully settled its last exposure and as a result of this final settlement, $7.8 million in excess reserves were released in the first quarter of 2010.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. REINSURANCE — (Continued)

The Company’s third party reinsurance receivables amounted to $5.5 billion as of December 31, 2011 and 2010. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

	As of December 31,
	2011			2010
	Reinsurance	A.M. Best		Reinsurance	A.M. Best
	Receivable	Rating		Receivable	Rating
		(Dollars In Millions)
Security Life of Denver Insurance Co.	$626.4	A		$609.1	A
Swiss Re Life & Health America, Inc.	624.4	A	+	612.3	A
Lincoln National Life Insurance Co.	479.4	A	+	460.7	A	+
Transamerica Life Insurance Co.	392.9	A	+	428.0	A	+
American United Life Insurance Co.	325.1	A	+	324.5	A
Employers Reassurance Corp.	290.2	A-		302.8	A	-
RGA Reinsurance Co.	228.2	A	+	221.2	A	+
The Canada Life Assurance Company .	219.1	A	+	216.4	A	+
XL Life Ltd.	183.0	A-		180.4	A	-
Scottish Re (U.S.), Inc.	179.9	NR	(1)	197.5	E

(1)	Scottish Re (U.S.), Inc. is not rated as of December 31, 2011.

The Company’s reinsurance contracts typically do not have a fixed term. In general, the reinsurers’ ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

9. DEBT AND OTHER OBLIGATIONS

Under a revolving line of credit arrangement, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the “Credit Facility”). The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate (“LIBOR”), plus (ii) a spread based on the ratings of PLC’s senior unsecured long-term debt. The Credit Agreement provides that the Company is liable for the full amount of any obligations for borrowings or letters of credit, excluding those of PLC, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. The Company did not have an outstanding balance under the Credit Facility as of December 31, 2011. PLC had an outstanding balance of $170.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2011. The Company was not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. DEBT AND OTHER OBLIGATIONS — (Continued)

Non-Recourse Funding Obligations

Golden Gate Captive Insurance Company

Golden Gate Captive Insurance Company (“Golden Gate”), a South Carolina special purpose financial captive insurance company and wholly owned subsidiary, had three series of Surplus Notes with a total outstanding balance of $800 million as of December 31, 2011. PLC holds the entire outstanding balance of Surplus Notes. The Series A1 Surplus Notes have a balance of $400 million and accrue interest at 7.375%, the Series A2 Surplus Notes have a balance of $100 million and accrue interest at 8%, and the Series A3 Surplus Notes have a balance of $300 million and accrue interest at 8.45%.

Golden Gate II Captive Insurance Company

Golden Gate II Captive Insurance Company (“Golden Gate II”), a wholly owned special purpose financial captive insurance company, had $575.0 million of non-recourse funding obligations outstanding as of December 31, 2011. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates purchased a portion of these securities during 2010 and 2011. As a result of these purchases, as of December 31, 2011, securities related to $407.8 million of the outstanding balance of the non-recourse funding obligations was held by external parties, securities related to $40.8 million of the non-recourse funding obligations was held by nonconsolidated affiliates, and $126.4 million was held by consolidated subsidiaries of the Company. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of higher spread component interest costs associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from PLC, us, or any of our subsidiaries, other than Golden Gate II, the direct issuers of the surplus notes, although PLC has agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, PLC has entered into certain support agreements with Golden Gate II obligating it to make capital contributions or provide support related to certain of Golden Gate II’s expenses and in certain circumstances, to collateralize certain of PLC’s obligations to Golden Gate II.

Non-recourse funding obligations outstanding as of December 31, 2011, on a consolidated basis, are shown below in the following table:

			Year-to-Date
			Weighted-Avg
Issuer	Balance	Maturity Year	Interest Rate
	(Dollars In Thousands)
Golden Gate Captive Insurance
Company	$800,000	2037	7.88%
Golden Gate II Captive Insurance
Company	448,600	2052	1.37%
Total	$1,248,600

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. DEBT AND OTHER OBLIGATIONS — (Continued)

Letters of Credit

Golden Gate III Vermont Captive Insurance Company

Golden Gate III Vermont Captive Insurance Company (“Golden Gate III”), a Vermont special purpose financial captive insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement (the “Reimbursement Agreement”) with UBS AG, Stamford Branch (“UBS”), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the “LOC”) in the initial amount of $505 million to a trust for the benefit of our wholly-owned subsidiary, West Coast Life Insurance Company (“WCL”). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $560 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by us or one of our affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement originally effective April 1, 2010, and subsequently amended and restated as of October 1, 2011.

Golden Gate IV Vermont Captive Insurance Company

Golden Gate IV Vermont Captive Insurance Company (“Golden Gate IV”), a Vermont special purpose financial captive insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2011 and was $455 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement effective October 1, 2010, which was subsequently amended and restated as of July 1, 2011.

Other Obligations

The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another’s behalf. Receivables and payables among affiliates are generally settled monthly.

Interest Expense

Interest expense on non-recourse funding obligations, letters of credit, and other temporary borrowings was $90.8 million, $71.4 million, and $39.0 million in 2011, 2010, and 2009, respectively. The $19.4 increase was due to the additional expense on the non-recourse funding related to converting the rates from floating to fixed in May of 2010 and an increase in the letter of credit fees associated with Golden Gate III and Golden Gate IV.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS

Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2011, the Company’s mortgage loan holdings were approximately $5.4 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company’s underwriting procedures relative to its commercial loan portfolio are based, in the Company’s view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which it have chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history.

The Company’s commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

The following table includes a breakdown of the Company’s commercial mortgage loan portfolio by property type as of December 31, 2011:

Percentage of
Mortgage Loans
Type	on Real Estate
Retail	65.7%
Office Buildings	13.4
Apartments	11.3
Warehouses	7.6
Other	2.0
100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant’s exposure represents more than 2.5% of mortgage loans. Approximately 74.5% of the mortgage loans are on properties located in the following states:

Percentage of
Mortgage Loans
State	on Real Estate
Texas	11.9%
Georgia	9.2
Tennessee	7.4
Florida	7.0
Alabama	6.8
South Carolina	6.0
North Carolina	5.4

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

Percentage of
Mortgage Loans
State	on Real Estate
Ohio	5.0%
Utah	4.5
California	3.2
Indiana	2.8
Michigan	2.7
Pennsylvania	2.6
74.5%

During 2011, the Company funded approximately $888.5 million of new loans, which included $439.0 million of loans acquired from the Liberty Life coinsurance transaction, with an average loan size of $2.3 million. The average size mortgage loan in the portfolio as of December 31, 2011, was $2.6 million, and the weighted-average interest rate was 6.24%. The largest single mortgage loan was $38.7 million.

Many of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $196.6 million would become due in 2012, $1.4 billion in 2013 through 2017, $772.9 million in 2018 through 2022, and $272.4 million thereafter.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2011 and 2010, approximately $876.8 million and $884.7 million, respectively, of the Company’s mortgage loans have this participation feature. Cash flows received as a result of this participation feature are recorded as interest income.

As of December 31, 2011, less than 0.08%, or $28.4 million, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company’s mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those previously a part of variable interest entity securitizations and thus subject to a contractual pooling and servicing agreement.

As of December 31, 2011, $9.5 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during the nine month period ending December 31, 2011.

As of December 31, 2011, $18.4 million of loans subject to a pooling and servicing agreement were nonperforming or restructured. None of these nonperforming loans have been restructured during the year ending December 31, 2011. In addition, the Company foreclosed on some nonperforming loans and converted them to $0.5 million of real estate properties during the year ending December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

As of December 31, 2011 and 2010, the Company had an allowance for mortgage loan credit losses of $5.0 million and $11.7 million, respectively. Over the past ten years, the Company’s commercial mortgage loan portfolio has experienced an average credit loss factor of approximately 0.02%. Due to such low historical losses, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC Subtopic 310. Since the Company uses the specific identification method for calculating reserves, it is necessary to review the economic situation of each borrower to determine those that have higher risk of credit impairment. The Company has a team of professionals that monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the current estimated fair value of the loan’s underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan. A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

An analysis of the change in the allowance for mortgage loan credit losses is provided in the following chart:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Beginning balance	$11,650	$1,725
Charge offs	(16,278)	(1,146)
Recoveries	(2,471)	—
Provision	12,074	11,071
Ending balance	$4,975	$11,650

It is the Company’s policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company’s general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status. An analysis of the delinquent loans is shown in the following chart as of December 31, 2011.

			Greater
	30-59	60-89	than 90
	Days	Days	Days	Total
	Delinquent	Delinquent	Delinquent	Delinquent
		(Dollars In Thousands)
Commercial mortgage loans	$51,767	$2,348	$9,457	$63,572
Number of delinquent commercial mortgage loans	10	1	4	15

The Company’s commercial mortgage loan portfolio consists of mortgage loans that are collateralized by real estate. Due to the collateralized nature of the loans, any assessment of impairment and ultimate loss given a default on the loans is based upon a consideration of the estimated fair value of the real estate. The Company limits accrued interest income on impaired loans to ninety days of interest. Once accrued interest on the impaired loan is received, interest income is recognized on a cash basis. For information regarding impaired loans, please refer to the following chart as of December 31:

		Unpaid		Average	Interest	Cash Basis
	Recorded	Principal	Related	Recorded	Income	Interest
	Investment	Balance	Allowance	Investment	Recognized	Income
			(Dollars In Thousands)
2011
Commercial mortgage loans:
With no related allowance
recorded	$6,338	$9,346	$—	$2,113	$34	$34
With an allowance recorded	14,021	14,021	4,975	7,010	117	181

2010
Commercial mortgage loans:
With no related allowance
recorded	$—	$—	$—	$—	$—	$—
With an allowance recorded	10,792	10,792	11,650	3,579	596	558

In June of 2009, the FASB amended the guidance related to variable interest entities (“VIE”) which was later codified in the ASC through ASU No. 2009-17. Among other accounting and disclosure requirements, this guidance replaced the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact its economics and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, the FASB amended the guidance related to accounting for transfers of financial assets which was later codified in the ASC through ASU No. 2009-16. This guidance was effective on January 1, 2010.

Based on the Company’s analysis, the Company determined that it had interests in two former qualifying special-purpose entity (“QSPEs”) that were determined to be VIEs as of January 1, 2010. These two VIEs were trusts used to facilitate commercial mortgage loan securitizations. The Company’s variable interests in the trusts are created by the contract to service the mortgage loans held by the trusts as well as the retained beneficial interests in certain of these securities issued by the trusts. The activities that

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

most significantly impact the economics of the trusts are predominantly related to the servicing of the mortgage loans, such as timely collection of principal and interest, direction of foreclosure proceedings, and management and sale of foreclosed real estate owned by the trusts. The Company is the servicer responsible for these activities and has the sole power to appoint such servicer through its beneficial interests in the securities. These criteria give the Company the power to direct the activities of the trusts that most significantly impact the trusts economic performance. Additionally, the Company is obligated, as an owner of the securities issued by the trusts, to absorb its share of losses on the securities. Based on the fact that the Company has the power to direct the activities that most significantly impact the economics of the trusts and the obligation to absorb losses that could potentially be significant, it was determined that the Company is the primary beneficiary of the trusts, thus resulting in consolidation.

11. COMMITMENTS AND CONTINGENCIES

The Company leases administrative and marketing office space in approximately 20 cities including 24,090 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The Company had rental expense of $10.8 million, $10.8 million, and $10.5 million for the years ended December 31, 2011, 2010, and 2009, respectively. The aggregate annualized rent was approximately $9.3 million for the year ended December 31, 2011. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
(Dollars In Thousands)
2012	$9,337
2013	8,129
2014	6,544
2015	4,903
2016	3,185
Thereafter	994

Additionally, the Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under this lease:

Year	Amount
(Dollars In Thousands)
2012	$ 737
2013	735
2014	75,070

As of December 31, 2011 and 2010, the Company had outstanding mortgage loan commitments of $182.4 million at an average rate of 5.58% and $212.5 million at an average rate of 5.94%, respectively.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. In addition, from time to time, companies may be asked to contribute amounts beyond prescribed limits. Most insurance guaranty fund laws provide that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength. The Company does not believe its insurance guaranty fund assessments will be materially different from amounts already provided for in the financial statements.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES — (Continued)

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The financial services and insurance industries are also sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or regulatory actions or other actions resulting from such investigations. The Company, in the ordinary course of business, is involved in such matters.

The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.

Although the Company cannot predict the outcome of any litigation or regulatory action, the Company does not believe that any such outcome will have an impact, either individually or in the aggregate, on its financial condition or results of operations that differs materially from the Company’s established liabilities. Given the inherent difficulty in predicting the outcome of such matters, however, it is possible that an adverse outcome in certain such matters could be material to the Company’s financial condition or results of operations for any particular reporting period.

12. SHAREOWNER’S EQUITY

PLC owns all of the 2,000 shares of preferred stock issued by the Company’s subsidiary, Protective Life and Annuity Insurance Company (“PL&A”). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A’s statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2011, 2010, and 2009, PL&A paid no dividends to PLC on its preferred stock.

As of December 31, 2011, approximately $741.8 million of PLC’s consolidated shareowners’ equity, excluding net unrealized gains on investments, represented net assets of the Company and its insurance subsidiaries that cannot be transferred to PLC. In addition, the Company and its insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. In addition, the Company can receive approximately $106.0 million of ordinary dividends from its subsidiaries in 2012.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK-BASED COMPENSATION

A portion of PLC’s 401(k) and Stock Ownership Plan (“401(k) Plan”) consists of an Employee Stock Ownership Plan (“ESOP”). The ESOP stock was used to match employee contributions to and to provide other employee benefits. During 2009, all outstanding ESOP shares were allocated from the ESOP to employee 401(k) accounts.

Since 1973, PLC has had stock-based incentive plans to motivate management to focus on its long-range performance through the awarding of stock-based compensation. Under plans approved by shareowners in 1997, 2003, and 2008, up to 7,500,000 PLC shares may be issued in payment of awards.

The criteria for payment of the 2011 performance awards is based primarily on PLC’s average operating return on average equity (“ROE”) over a three-year period. If PLC’s ROE is below 9.0%, no award is earned. If PLC’s ROE is at or above 10.0%, the award maximum is earned. Awards are paid in shares of PLC’s common stock. The criteria for payment of performance awards, in prior years, is based primarily upon a comparison of PLC’s average return on average equity over a four-year period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, upon a change in control of PLC) to that of a comparison group of publicly held life and multi-line insurance companies. For the 2008 awards, if PLC’s results are below the 25th percentile of the comparison group, no portion of the award is earned. For the 2005-2007 awards, if PLC’s results are below the 40th percentile of the comparison group, no portion of the award is earned. If PLC’s results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC’s common stock. Performance share awards of 191,100 were issued during the year ended December 31, 2011 and no performance share awards were issued during the year ended December 31, 2010.

Performance share awards in 2011, 2010, 2009, and 2008 and the estimated fair value of the awards at grant date are as follows:

Year	Performance	Estimated
Awarded	Shares	Fair Value
		(Dollars In Thousands)
2011	191,100	$5,400
2010	—	—
2009	—	—
2008	75,900	2,900

Performance shares are equivalent in value to one share of PLC common stock times the award earned percentage payout. In the past, PLC has also issued performance-based stock appreciation rights (“P-SARs”). P-SARs convert to the equivalent of one stock appreciation right (“SARs”) if earned times the award percentage payout. The P-SARs, once converted to SARs, expire 10 years after the grant date. As of December 31, 2011, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 530,000 shares.

SARs of PLC have been granted to certain officers to provide long-term incentive compensation based solely on the performance of PLC’s common stock. The SARs are exercisable either five years after the date of grants or in three or four equal annual installments beginning one year after the date of grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK-BASED COMPENSATION — (Continued)

change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted-average base price is as follows:

	Weighted-Average
	Base Price per share	No. of SARs
Balance at December 31, 2008	$33.33	1,559,573
SARs granted	3.57	915,829
SARs exercised / forfeited	40.16	(6,200)
Balance at December 31, 2009	22.28	2,469,202
SARs granted	18.34	344,400
SARs exercised / forfeited	20.98	(488,765)
Balance at December 31, 2010	21.97	2,324,837
SARs exercised / forfeited / expired	8.31	(50,608)
Balance at December 31, 2011	$22.27	2,274,229

The following table provides information as of December 31, 2011, about equity compensation plans under which PLC’s common stock is authorized for issuance:

Securities Authorized for Issuance under Equity Compensation Plans

					Number of securities
					remaining available
					for future issuance
	Number of securities				under equity
	to be issued upon		Weighted-average		compensation plans
	exercise of		exercise price of		(excluding securities
	outstanding options,		outstanding options,		reflected in
	warrants and rights as		warrants and rights as		column (a)) as of
Plan category	of December 31, 2011(a)		of December 31, 2011(b)		December 31, 2011(c)
Equity compensation plans
approved by shareowners	2,869,496	(1)	$22.27	(3)	2,598,799	(4)
Equity compensation plans
not approved by shareowners	343,548	(2)	Not applicable		Not applicable(5)
Total(2)	3,213,044	(1)(2)	$22.27	(3)	2,598,799	(4)(6)

(1)
Includes the following number of shares of common stock with respect to outstanding awards under the LTIP, determined as provided in the LTIP: (a) 1,478,249 shares issuable with respect to outstanding SARs (assuming for this purpose that one share of common stock will be payable with respect to each outstanding SAR); (b) 312,536 shares issuable with respect to outstanding performance share awards (assuming for this purpose that the awards are payable based on estimated performance under the awards as of September 30, 2011); and (c) 760,435 shares issuable with respect to outstanding restricted stock units (assuming for this purpose that shares will be payable with respect to all outstanding restricted stock units); and (d) 318,276 shares issuable with respect to stock equivalents representing previously earned awards under the LTIP that the recipient deferred under our Deferred Compensation Plan for Officers.

(2)
Includes the following number of shares of common stock, determined as provided in the plans decribed below: (a) 238,811 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Directors Who Are Not Employees of the Company; (b) 104,737 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Officers; and (c) there were no shares issuable with respect to stock equivalents pursuant to our Regional Sales Manager Deferred Bonus Plan.

(3)	Based on exercise prices of outstanding SARs.
(4)
Represents (a) 2,526,346 shares of common stock available for future issuance under the LTIP; and (b) 72,453 shares of common stock available for future issuance under the Stock Plan for Non-Employee Directors.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK-BASED COMPENSATION — (Continued)

(5)
The plans listed in Note (2) do not currently have limits on the number of shares of common stock issuable under such plans. The total number of shares of common stock that may be issuable under such plans will depend upon, among other factors, the deferral elections made by the plans’ participants.

(6)	Plus any shares that become issuable under the plans listed in Note (2).

The outstanding SARs as of December 31, 2011, were at the following base prices:

	SARs	Remaining Life	Currently
Base Price	Outstanding	in Years	Exercisable
$32.00	360,000	1	360,000
26.49	50,000	2	50,000
41.05	111,700	4	111,700
48.60	38,400	5	38,400
45.70	35,070	5	35,070
43.46	186,975	6	186,975
48.05	3,000	6	3,000
41.12	2,500	6	2,500
38.59	313,000	7	235,600
3.50	830,832	8	534,710
9.54	5,000	8	3,333
17.48	8,000	9	2,666
18.36	328,752	9	108,354
20.40	1,000	9	333

There were no SARs issued for the year ended December 31, 2011. The SARs issued for the year ended December 31, 2010, had estimated fair values at grant date of $3.3 million. These fair values were estimated using a Black-Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2010 SARs granted (the simplified method under the ASC Compensation-Stock Compensation Topic was used for the 2010 awards) were as follows: an expected volatility of 69.4%, a risk-free interest rate of 2.6%, a dividend rate of 2.4%, a zero percent forfeiture rate, and an expected exercise date of 2016.

Restricted stock units are awarded to participants and include certain restrictions relating to vesting periods. PLC issued 175,500 restricted stock units for the year ended December 31, 2011. These awards had a total fair value at grant date of $5.0 million. Approximately half of these restricted stock units vest in 2014, and the remainder vest in 2015. For the year ended December 31, 2010, PLC issued 360,450 restricted stock units that had a fair value at grant date of $6.6 million.

PLC recognizes all stock-based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by PLC for its stock-based compensation plans was $10.2 million, $10.2 million, and $3.9 million in 2011, 2010, and 2009, respectively. PLC’s obligations of its stock-based compensation plans that are expected to be settled in shares of PLC’s common stock are reported as a component of shareowners’ equity, net of deferred taxes.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan and Unfunded Excess Benefit Plan

•
PLC sponsors a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and the employee’s compensation. PLC’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of Employee Retirement Income Security Act (“ERISA”) plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. During the twelve months ended December 31, 2011, PLC contributed $5.7 million to its defined benefit pension plan for the 2010 plan year and $6.7 million to its defined benefit pension plan for the 2011 plan year. In addition, during January of 2012, PLC made a $2.3 million contribution to the defined benefit pension plan for the 2011 plan year. PLC has not yet determined what amount it will fund for the remainder of 2012, but estimates that the amount will be between $15 million and $20 million.

•
Under the Pension Protection Act of 2006 (“PPA”), a plan could be subject to certain benefit restrictions if the plan’s adjusted funding target attainment percentage (“AFTAP”) drops below 80%. Therefore, PLC may make additional contributions in future periods to maintain an AFTAP of at least 80%. In general, the AFTAP is a measure of how well the plan is funded and is obtained by dividing the plan’s assets by the plan’s funding liabilities. AFTAP is based on participant data, plan provisions, plan methods and assumptions, funding credit balances, and plan assets as of the plan valuation date. Some of the assumptions and methods used to determine the plan’s AFTAP may be different from the assumptions and methods used to measure the plan’s funded status on a GAAP basis.

•	PLC also sponsors an unfunded excess benefit plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law.

Effective January 1, 2008, PLC made the following changes to its defined benefit pension plan. These changes have been reflected in the computations within this note.

•	Employees hired after December 31, 2007, will receive benefits under a cash balance plan.

•
Employees active on December 31, 2007, with age plus vesting service less than 55 years will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.

•
Employees active on December 31, 2007, with age plus vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.

•	All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

PLC uses a December 31 measurement date for all of its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of PLC’s defined benefit pension plan

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued) and unfunded excess benefit plan as of December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31:

	Defined Benefit		Unfunded Excess
	Pension Plan		Benefit Plan
	2011	2010	2011	2010
		(Dollars In Thousands)
Accumulated benefit obligation, end of year	$186,300	$154,113	$33,675	$30,195
Change in projected benefit obligation:
Benefit obligation at beginning of year	$165,704	$147,373	$31,592	$29,508
Service cost	8,682	7,423	679	584
Interest cost	8,938	8,091	1,506	1,545
Amendments	94	—	3	—
Actuarial (gain) or loss	23,859	7,890	4,187	1,444
Special termination benefits	—	—	—	—
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Benefit obligation at end of year	199,162	165,704	36,256	31,592
Change in plan assets:
Fair value of plan assets at beginning of year	117,856	102,276	—	—
Actual return on plan assets	2,874	12,355	—	—
Employer contributions(1)	12,443	8,298	1,711	1,489
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Fair value of plan assets at end of year	125,058	117,856	—	—
After Reflecting FASB guidance:
Funded status	(74,104)	(47,848)	(36,256)	(31,592)
Amounts Recognized in the Balance Sheet:
Other assets	—	—	—	—
Other liabilities	(74,104)	(47,848)	(36,256)	(31,592)
Amounts Recognized in Accumulated Other Comprehensive
Income:
Net actuarial loss	91,804	66,422	11,924	8,618
Prior service cost/(credit)	(2,208)	(2,694)	60	69
Net transition asset	$89,596	$63,728	$11,984	$8,687

(1)	Employer contributions disclosed are based on the Company’s fiscal filing year.

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Defined Benefit		Unfunded Excess
	Pension Plan		Benefit Plan
	2011	2010	2011	2010
Discount rate	4.62%	5.30%	4.07%	4.79%
Rate of compensation increase	2.5 - 3.0	2.5 - 3.0	3.5 - 4.0	3.5 - 4.0
Expected long-term return on plan assets	7.75	7.75	N/A	N/A

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

In assessing the reasonableness of its long-term rate of return assumption, PLC obtained 25 year annualized returns for each of the represented asset classes. In addition, PLC received evaluations of market performance based on PLC’s asset allocation as provided by external consultants. A combination of these statistical analytics provided results that PLC utilized to determine an appropriate long-term rate of return assumption.

Weighted-average assumptions used to determine the net periodic benefit cost for the year ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan
	2011	2010	2009	2011	2010	2009
Discount rate	5.30%	5.57%	6.30%	4.79%	5.40%	6.30%
Rates of compensation increase	2.5 - 3.0	0 - 3.75	3.75	3.5 - 4.0	0 - 4.75	4.75
Expected long-term return on plan assets	7.75	8.00	8.00	N/A	N/A	N/A

Components of the net periodic benefit cost for the years ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan
	2011	2010	2009	2011	2010	2009
			(Dollars In Thousands)
Service cost — Benefits earned during
the period	$8,682	$7,423	$6,834	$679	$584	$556
Interest cost on projected benefit
obligation	8,938	8,091	7,847	1,506	1,545	1,701
Expected return on plan assets	(10,021)	(9,349)	(9,569)	—	—	—
Amortization of prior service cost / (credit) .	(392)	(403)	(403)	12	12	12
Amortization of actuarial losses(1)	5,625	3,905	2,017	881	653	458
Total benefit cost	$12,832	$9,667	$6,726	$3,078	$2,794	$2,727

(1)	2011 average remaining service period used is 8.29 years and 7.51 years for the defined benefit pension plan and unfunded excess benefit plan, respectively.

The estimated net actuarial loss, prior service cost/(credit), and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 is as follows:

	Defined Benefit	Unfunded Excess
	Pension Plan	Benefit Plan
	(Dollars In Thousands)
Net actuarial loss	$7,594	$1,104
Prior service cost / (credit)	(392)	12
Transition obligation	—	—

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

Allocation of plan assets of the defined benefit pension plan by category as of December 31 are as follows:

	Target
	Allocation for
Asset Category	2012	2011	2010
Cash and cash equivalents	2.0%	1.0%	1.0%
Equity securities	60.0	61.0	60.0
Fixed income	38.0	38.0	39.0
Total	100.0%	100.0%	100.0%

PLC’s target asset allocation is designed to provide an acceptable level of risk and balance between equity assets and fixed income assets. The weighting towards equity securities is designed to help provide for an increased level of asset growth potential and liquidity.

Prior to July 1999, upon an employee’s retirement, a distribution from pension plan assets was used to purchase a single premium annuity from the Company in the retiree’s name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, PLC includes reserves for pre-July 1999 retirees.

PLC’s investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans’ actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan’s equity assets are in a Russell 3000 tracking fund that invests in a domestic equity index collective trust managed by Northern Trust Corporation and in an S&P 500 tracking fund (Spartan U.S.) managed by Fidelity. The plan’s cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan’s fixed income assets are invested in a group deposit administration annuity contract with the Company.

Plan assets of the defined benefit pension plan by category as of December 31, are as follows:

	As of December 31,
Asset Category	2011	2010
	(Dollars In Thousands)
Cash and cash equivalents	$1,004	$2,072
Equity securities:
Russell 3000 Equity Index Fund	52,792	54,737
Spartan U.S. Equity Index Fund	29,735	21,644
Fixed income	41,527	39,403
Total investments	125,058	117,856
Employer contribution receivable	2,270	1,598
Total	$127,328	$119,454

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Plan’s group deposit administration annuity contract with the Company is valued at contract value, which the Company believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Units in collective short-term and collective investment funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective short-term and collective investment funds on each valuation date. These methods of valuation may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Collective short-term investment fund	$—	$1,004	$—	$1,004
Collective investment funds	—	82,527	—	82,527
Group deposit administration annuity contract	—	—	41,527	41,527
Total investments	$—	$83,531	$41,527	$125,058

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Collective short-term investment fund	$—	$2,072	$—	$2,072
Collective investment funds	—	76,381	—	76,381
Group deposit administration annuity contract	—	—	39,403	39,403
Total investments	$—	$78,453	$39,403	$117,856

For the year ended December 31, 2011, there were no transfers between levels.

For the year ended December 31, 2010, $5.0 million was transferred into Level 3 from Level 2. For the year ended December 31, 2010, $2.4 million was transferred into Level 2 from Level 3. These transfers were made to maintain an acceptable asset allocation as set by PLC’s investment policy.

For the year ended December 31, 2010, there were no transfers between Level 1 and Level 2.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

A reconciliation of the beginning and ending balances for the fair value measurements for which significant unobservable inputs (Level 3) have been used is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of year	$39,403	$34,892
Interest income	2,124	1,947
Transfers from collective short-term investments fund	—	5,000
Transfers to collective short-term investments fund	—	(2,436)
Balance, end of year	$41,527	$39,403

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Estimated future benefit payments under the defined benefit pension plan are as follows:

	Defined Benefit	Unfunded Excess
Years	Pension Plan	Benefits Plan
	(Dollars In Thousands)
2012	$ 8,770	$ 2,984
2013	9,698	2,888
2014	9,448	2,880
2015	10,083	2,923
2016	11,420	3,152
2017-2021	67,686	14,888

Other Postretirement Benefits

In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31, 2011 and 2010, the accumulated postretirement benefit obligation associated with these benefits was $0.9 million and $1.3 million, respectively.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

The change in the benefit obligation for the retiree medical plan is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$1,309	$1,659
Service cost	9	15
Interest cost	28	50
Amendments	(29)	—
Actuarial (gain) or loss	(297)	(238)
Plan participant contributions	255	272
Benefits paid	(326)	(449)
Special termination benefits	—	—
Benefit obligation, end of year	$949	$1,309

For the retiree medical plan, PLC’s discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 1.97% and 2.66%, respectively.

For a closed group of retirees over age 65, PLC provides a prescription drug benefit. As of December 31, 2011 and 2010, PLC’s liability related to this benefit was less than $0.1 million and $0.1 million, respectively. PLC’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

PLC also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. The accumulated postretirement benefit obligation associated with these benefits is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$7,955	$7,337
Service cost	118	110
Interest cost	416	413
Amendments	—	22
Actuarial (gain) or loss	816	387
Plan participant contributions	—	—
Benefits paid	(354)	(314)
Special termination benefits	—	—
Benefit obligation, end of year	$8,951	$7,955

For the postretirement life insurance plan, PLC’s discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 4.62% and 5.40%, respectively.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

PLC’s expected long-term rate of return assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 3.45% and 3.75%, respectively. In assessing the reasonableness of its long-term rate of return assumption, PLC utilized a 20 year annualized return and a 20 year average return on Barclay’s short treasury index. PLC’s long-term rate of return assumption was determined based on analytics related to these 20 year return results.

Investments of PLC’s group life insurance plan are held by Wells Fargo Bank, N.A. Plan assets held by the Custodian are invested in a money market fund.

The fair value of each major category of plan assets for PLC’s postretirement life insurance plan is as follows:

	For The Year Ended December 31,
Category of Investment	2011	2010	2009
	(Dollars In Thousands)
Money Market Fund	$6,193	$6,217	$6,235

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued based on historical cost, which represents fair value, at year end. This method of valuation may produce a fair value calculation that may not be reflective of future fair values. Furthermore, while PLC believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Money Market Fund	$6,193	$—	$—	$6,193

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Money Market Fund	$6,217	$—	$—	$6,217

For the year ended December 31, 2011 and 2010, there were no transfers between levels.

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

401(k) Plan

PLC sponsors a 401(k) Plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax “Roth” contributions. Employees may contribute up to 25% of their eligible annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

($16,500 for 2011). The Plan also provides a “catch-up” contribution provision which permits eligible participants (age 50 or over at the end of the calendar year), to make additional contributions that exceed the regular annual contribution limits up to a limit periodically set by the Internal Revenue Service ($5,500 for 2011). PLC matches the sum of all employee contributions dollar for dollar up to a maximum of 4% of an employee’s pay per year per person. All matching contributions vest immediately.

Prior to 2009, employee contributions to PLC’s 401(k) Plan were matched through use of an ESOP established by PLC. Beginning in 2009, PLC adopted a cash match for employee contributions to the 401(k) plan and recorded an expense of $4.6 million for 2009. For the years ended December 31, 2011 and 2010, PLC recorded an expense of $5.6 million and $5.1 million, respectively. The Company’s portion of this expense was $4.3 million and $3.9 million for the years ended December 31, 2011 and 2010, respectively.

Effective as of January 1, 2005, PLC adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by PLC for this employee benefit was $0.4 million, $0.2 million, and $0.3 million, respectively, in 2011, 2010, and 2009.

Deferred Compensation Plan

PLC has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, common stock equivalents, or a combination thereof. PLC may, from time to time, reissue treasury shares or buy in the open market shares of common stock to fulfill its obligation under the plans. As of December 31, 2011, the plans had 886,600 common stock equivalents credited to participants. PLC’s obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of its common stock, in which case they are reported as a component of shareowners’ equity. The Company’s portion of expenses related to the deferred compensation plan, is immaterial to the Company.

15. INCOME TAXES

The Company’s effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	For The Year Ended December 31,
	2011	2010	2009
Statutory federal income tax rate applied to pre-tax income	35.0%	35.0%	35.0%
Investment income not subject to tax	(2.0)	(1.4)	(1.2)
State income taxes	0.4	0.5	0.4
Uncertain tax positions	(0.1)	(0.9)	0.2
Other	(1.2)	0.1	0.3
	32.1%	33.3%	34.7%

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES — (Continued)

The annual provision for federal income tax in these financial statements differs from the annual amounts of income tax expense reported in the respective income tax returns. Certain significant revenues and expenses are appropriately reported in different years with respect to the financial statements and the tax returns.

The components of the Company’s income tax expense related to income before the cumulative effect of a change in accounting principle are as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Income tax expense per the income tax returns:
Federal	$(4,609)	$3,600	$(60,018)
State	33	2,944	4,133
Total current	$(4,576)	$6,544	$(55,885)
Deferred income tax expense:
Federal	$166,163	$123,415	$204,709
State	2,930	(930)	(1,261)
Total deferred	$169,093	$122,485	$203,448

The components of the Company’s net deferred income tax liability are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Deferred income tax assets:
Policy and policyholders liability reserves	$35,267	$158,549
Intercompany losses	42,685	44,854
Invested assets (other than unrealized gains)	68,530	90,032
Deferred compensation	3,059	2,356
State tax valuation allowance	(2,440)	(2,414)
	147,101	293,377
Deferred income tax liabilities:
Deferred policy acquisition costs and value of
business acquired	1,160,381	1,114,892
Unrealized gain on investments	557,221	184,624
Other	3,263	29,034
	1,720,865	1,328,550
Net deferred income tax asset (liability)	$(1,573,764)	$(1,035,173)

The Company’s income tax returns, except for Protective Life Insurance Company of New York and United Investors Life Insurance Company which file separately, are included in PLC’s consolidated U.S. income tax returns.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES — (Continued)

In management’s judgment, the gross deferred income tax asset as of December 31, 2011, will more likely than not be fully realized. As of December 31, 2011, there were no U.S. tax ordinary or capital loss carryforwards available for use in subsequent years. With regard to state tax loss carryforwards, the Company has recognized a valuation allowance of $2.4 million and $2.4 million as of December 31, 2011 and 2010, respectively, related to operating loss carryforwards that it has determined are more likely than not to expire unutilized. As of December 31, 2011 and 2010, no valuation allowances were established with regard to deferred tax assets relating to impairments on fixed maturities, capital loss carryforwards, and unrealized losses on investments. As of December 31, 2011 and 2010, the Company relied upon certain prudent and feasible tax-planning strategies and its ability and intent to hold to recovery its fixed maturities that were reported at an unrealized loss. The Company has the ability and the intent to either hold any unrealized loss bond to maturity, thereby avoiding a realized loss, or to generate a realized gain from unrealized gain bonds if such unrealized loss bond is sold at a loss prior to maturity. As of December 31, 2011, the Company recorded a net unrealized gain on its fixed maturities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$12,659	$23,172
Additions for tax positions of the current year	—	—
Additions for tax positions of prior years	106	10,906
Reductions of tax positions of prior years:
Changes in judgment	(8,447)	(11,625)
Lapses of applicable statute of limitations	—	(9,794)
Balance, end of period	$4,318	$12,659

Included in the balance above, as of December 31, 2011 and 2010, are approximately $2.0 million and $10.4 million of unrecognized tax benefits, respectively, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $2.3 million and $2.2 million as of December 31, 2011 and as of December 31, 2010, respectively.

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. These amounts were a $1.4 million benefit, a $2.9 million benefit, and a $1.2 million expense in 2011, 2010, and 2009, respectively. The Company has approximately $1.4 million and $2.8 million of accrued interest associated with unrecognized tax benefits as of December 31, 2011 and 2010, respectively (before taking into consideration the related income tax benefit that is associated with such an expense).

Using the information available as of December 31, 2011, the Company believes that in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease. With regard to the reconciliation above, the reduction in the amount of unrecognized tax benefits due to lapses of applicable statute of limitations was attributable almost entirely to tax issues that were timing in nature. Therefore, aside from the effect of interest cost,

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES — (Continued) such reduction did not result in a decrease in the overall effective income tax rate. During the 12 months ended December 31, 2011 and 2010, the Company’s uncertain tax position liability decreased in the amount of $8.4 million and $11.6 million, respectively, as a result of new technical guidance and other developments which led the Company to conclude that the full amount of the associated tax benefit was more than 50% likely to be realized. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2003.

16. SUPPLEMENTAL CASH FLOW INFORMATION
The following table sets forth supplemental cash flow information:
	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Cash paid / (received) during the year:
Interest expense	$89,657	$57,544	$39,496
Income taxes	25,129	(79,281)	(360)
Noncash investing and financing activities:
Decrease in collateral for securities lending transactions .	(96,653)	(10,630)	(9,755)

Total cash interest paid on debt for the year ended December 31, 2011, was $89.7 million.

17. RELATED PARTY TRANSACTIONS

The Company leases furnished office space and computers to affiliates. Lease revenues were $3.6 million, $3.4 million, and $3.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. The Company purchases data processing, legal, investment, and management services from affiliates. The costs of such services were $142.5 million, $135.9 million, and $130.6 million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, the Company has an intercompany payable with affiliates as of December 31, 2011 and 2010 of $26.8 million and $22.8 million, respectively and an intercompany receivable with affiliates of $34.0 million and $88.6 million as of December 31, 2011 and 2010, respectively.

Certain corporations with which PLC’s directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $51.0 million, $13.1 million, and $13.4 million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, in 2010, PLC also received a $5 million deposit from Regions Bank Stable Principal Fund related to a Guaranteed Investment Contract sold by PLC. The Company and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $4.6 million, $7.2 million, and $2.7 million for the years ended December 31, 2011, 2010, and 2009, respectively.

PLC has guaranteed the Company’s obligations for borrowings or letters of credit under the revolving line of credit arrangement to which PLC is also a party. PLC has also issued guarantees, entered into support agreements and/or assumed a duty to indemnify its indirect wholly owned captive insurance companies in certain respects. In addition, as of December 31, 2011, PLC is the sole holder of the $800 million balance of outstanding surplus notes issued by one such wholly owned captive insurance

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS — (Continued)

company, Golden Gate. Please refer to Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Liquidity and Capital Resources”, of this report on Form 10-K for additional information regarding these arrangements.

As of February 1, 2000, PLC guaranteed the obligations of the Company under a synthetic lease entered into by the Company, as lessee, with a non-affiliated third party, as lessor. Under the terms of the synthetic lease, financing of $75 million was available to the Company for construction of a new office building and parking deck. The synthetic lease was amended and restated as of January 11, 2007, wherein as of December 31, 2011, PLC continues to guarantee the obligations of the Company thereunder.

The Company and/or certain of its affiliates have reinsurance agreements in place with companies owned by PLC. These agreements relate to certain portions of our service contract business which is included within the Asset Protection segment. These transactions are eliminated at the PLC consolidated level.

The Company and/or certain of its affiliates also utilize certain companies owned by PLC as brokers to sell certain annuity and life products. These products are included in the Life Marketing and Annuities segments and are eliminated at the PLC consolidated level.

18. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: 1) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, 2) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, 3) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to shareowners’ equity, 4) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to shareowners’ equity, 5) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets), 6) certain items of interest income, such as mortgage and bond discounts, are amortized differently, and 7) bonds are recorded at their market values instead of amortized cost.

Statutory net income for PLICO was $259.2 million, $303.6 million, and $549.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Statutory capital and surplus for PLICO was $2.6 billion and $2.6 billion as of December 31, 2011 and 2010, respectively. The maximum amount the Company could pay as ordinary dividends is estimated to be $307.2 million.

State insurance regulators and the NAIC have adopted risk-based capital (“RBC”) requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.

A company’s risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS — (Continued)

the adequacy of a company’s statutory surplus by comparing it to the RBC. Under RBC requirements, regulatory compliance is determined by the ratio of a company’s total adjusted capital, as defined by the insurance regulators, to its company action level of RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2011, the Company’s total adjusted capital and company action level RBC was $2.9 billion and $680.5 million, respectively, providing an RBC ratio of approximately 433%.

As of December 31, 2011, the Company and its insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $32.3 million.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company’s periodic fair value measurements for non-financial assets and liabilities was not material.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized as follows:

•	Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.
•	Level 2: Quoted prices in markets that are not active or significant inputs that are observable
	either	directly or indirectly. Level 2 inputs include the following:
	a)	Quoted prices for similar assets or liabilities in active markets

	b)	Quoted prices for identical or similar assets or liabilities in non-active markets

	c)	Inputs other than quoted market prices that are observable

	d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale
Residential mortgage-backed securities	$—	$2,337,037	$7	$2,337,044
Commercial mortgage-backed securities	—	550,527	—	550,527
Other asset-backed securities	—	298,216	614,813	913,029
U.S. government-related securities	664,506	536,173	15,000	1,215,679
State, municipalities, and political subdivisions .	—	1,327,713	—	1,327,713
Other government-related securities	—	93,017	—	93,017
Corporate bonds	204	18,440,822	119,565	18,560,591
Total fixed maturity securities —
available-for-sale	664,710	23,583,505	749,385	24,997,600
Fixed maturity securities — trading
Residential mortgage-backed securities	—	313,963	—	313,963
Commercial mortgage-backed securities	—	190,247	—	190,247
Other asset-backed securities	—	29,585	28,343	57,928
U.S. government-related securities	555,601	255	—	555,856
State, municipalities, and political subdivisions .	—	229,032	—	229,032
Other government-related securities	—	44,845	—	44,845
Corporate bonds	—	1,568,094	—	1,568,094
Total fixed maturity securities — trading	555,601	2,376,021	28,343	2,959,965
Total fixed maturity securities	1,220,311	25,959,526	777,728	27,957,565
Equity securities	211,023	11,310	70,080	292,413
Other long-term investments(1)	27,757	7,785	19,103	54,645
Short-term investments	101,470	—	—	101,470
Total investments	1,560,561	25,978,621	866,911	28,406,093
Cash	169,775	—	—	169,775
Other assets	—	—	—	—
Assets related to separate acccounts
Variable annuity	6,741,959	—	—	6,741,959
Variable universal life	502,617	—	—	502,617
Total assets measured at fair value on a
recurring basis	$8,974,912	$25,978,621	$866,911	$35,820,444

Liabilities:
Annuity account balances(2)	$—	$—	$136,462	$136,462
Other liabilities(1)	2,727	15,370	437,613	455,710
Total liabilities measured at fair value on a
recurring basis	$2,727	$15,370	$574,075	$592,172

(1)	Includes certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale
Residential mortgage-backed securities	$—	$2,479,630	$20	$2,479,650
Commercial mortgage-backed securities	—	154,058	19,901	173,959
Other asset-backed securities	—	266,262	641,129	907,391
U.S. government-related securities	1,054,203	98,111	15,109	1,167,423
State, municipalities, and political subdivisions .	—	969,533	—	969,533
Other government-related securities	14,993	186,214	—	201,207
Corporate bonds	100	15,703,977	64,996	15,769,073
Total fixed maturity securities —
available-for-sale	1,069,296	19,857,785	741,155	21,668,236
Fixed maturity securities — trading
Residential mortgage-backed securities	—	426,015	—	426,015
Commercial mortgage-backed securities	—	137,606	—	137,606
Other asset-backed securities	—	24,415	59,925	84,340
U.S. government-related securities	383,423	3,008	3,442	389,873
State, municipalities, and political subdivisions .	—	168,900	—	168,900
Other government-related securities	—	126,553	—	126,553
Corporate bonds	—	1,642,664	—	1,642,664
Total fixed maturity securities — trading	383,423	2,529,161	63,367	2,975,951
Total fixed maturity securities	1,452,719	22,386,946	804,522	24,644,187
Equity securities	239,832	10,831	66,592	317,255
Other long-term investments(1)	6,794	3,808	31,765	42,367
Short-term investments	341,217	8,028	—	349,245
Total investments	2,040,562	22,409,613	902,879	25,353,054
Cash	236,998	—	—	236,998
Other assets	—	—	—	—
Assets related to separate acccounts
Variable annuity	5,170,193	—	—	5,170,193
Variable universal life	534,219	—	—	534,219
Total assets measured at fair value on a
recurring basis	$7,981,972	$22,409,613	$902,879	$31,294,464

Liabilities:
Annuity account balances(2)	$—	$—	$143,264	$143,264
Other liabilities(1)	23,995	27,888	190,529	242,412
Total liabilities measured at fair value on a
recurring basis	$23,995	$27,888	$333,793	$385,676

(1)	Includes certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a ‘‘waterfall’’ approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price over 90% of the Company’s fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations, the Company obtains one quote per security, typically from the broker from which we purchased the security. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer’s credit rating, liquidity discounts, weighted-average of contracted cash flows, risk premium, if warranted, due to the issuer’s industry, and the security’s time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2011.

The Company has analyzed the third party pricing services’ valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Asset-Backed Securities

This category mainly consists of residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities (collectively referred to as asset-backed securities or “ABS”). As of December 31, 2011, the Company held $3.7 billion of ABS classified as Level 2. These securities are priced from information provided by a third party pricing service and independent broker quotes. The third party pricing services and brokers mainly value securities using both a market and income approach to valuation. As part of this valuation process they consider the following characteristics of the item being measured to be relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

After reviewing these characteristics of the ABS, the third party pricing service and brokers use certain inputs to determine the value of the security. For ABS classified as Level 2, the valuation would consist of predominantly market observable inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, and 6) discount margin.

As of December 31, 2011, the Company held $643.2 million of Level 3 ABS, which included $28.3 million of other asset-backed securities classified as trading. These securities are predominantly ARS whose underlying collateral is at least 97% guaranteed by the FFELP. As a result of the ARS market collapse during 2008, the Company prices its ARS using an income approach valuation model. As part of the valuation process the Company reviews the following characteristics of the ARS in determining the relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The fair value calculation of available-for-sale ABSs classified as Level 3 had, but were not limited to, the following inputs:

Investment grade credit rating	100.0%
Weighted-average yield	1.0%
Par value	$683.7 million
Weighted-average life	13.2 years

Corporate bonds, U.S. Government-related securities, States, municipals, and political subdivisions, and Other government related securities

As of December 31, 2011, the Company classified approximately $22.2 billion of corporate bonds, U.S. government-related securities, states, municipals, and political subdivisions, and other government-related securities as Level 2. The fair value of the Level 2 bonds and securities is predominantly priced by broker quotes and a third party pricing service. The Company has reviewed the valuation techniques of the brokers and third party pricing service and has determined that such techniques used Level 2 market observable inputs. The following characteristics of the bonds and securities are considered to be the primary relevant inputs to the valuation: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) seniority, and 4) credit ratings.

The brokers and third party pricing service utilize valuation models that consist of a hybrid income and market approach to valuation. The pricing model utilizes the following inputs: 1) principal and interest payments, 2) treasury yield curve, 3) credit spreads from new issue and secondary trading markets, 4) dealer quotes with adjustments for issues with early redemption features, 5) liquidity premiums present on private placements, and 6) discount margins from dealers in the new issue market.

As of December 31, 2011, the Company classified approximately $134.6 million of bonds and securities as Level 3 valuations. The fair value of the Level 3 bonds and securities are derived from an internal pricing model that utilizes a hybrid market/income approach to valuation. The Company reviews the following characteristics of the bonds and securities to determine the relevant inputs to use in the pricing model: 1) coupon rate, 2) years to maturity, 3) seniority, 4) embedded options, 5) trading volume, and 6) credit ratings.

Level 3 bonds and securities primarily represent investments in illiquid bonds for which no price is readily available. To determine a price, the Company uses a discounted cash flow model with both observable and unobservable inputs. These inputs are entered into an industry standard pricing model to determine the final price of the security. These inputs include: 1) principal and interest payments, 2) coupon rate, 3) sector and issuer level spreads, 4) underlying collateral, 5) credit ratings, 6) maturity, 7) embedded options, 8) recent new issuance, 9) comparative bond analysis, and 10) an illiquidity premium.

The fair value calculation of bonds and securities classified as Level 3 had, but were not limited to, the following weighted-average inputs:

Investment grade credit rating	60.0%
Weighted-average yield	5.1%
Weighted-average coupon	5.9%
Par value	$145.7 million
Weighted-average stated maturity	6.0 years

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Equities

As of December 31, 2011, the Company held approximately $81.4 million of equity securities classified as Level 2 and Level 3. Of this total, $64.6 million represents Federal Home Loan Bank (“FHLB”) stock. The Company believes that the cost of the FHLB stock approximates fair value. The remainder of these equity securities is primarily made up of holdings we have obtained through bankruptcy proceedings or debt restructurings.

Other long-term investments and Other liabilities

Other long-term investments and other liabilities consist entirely of free-standing and embedded derivative financial instruments. Refer to Note 20, Derivative Financial Instruments for additional information related to derivatives. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded derivatives, as of December 31, 2011, 82.3% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. The remaining derivatives were priced by pricing valuation models, which predominantly utilize observable market data inputs. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest rate and equity market volatility indices, equity index levels, and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analyses.

Derivative instruments classified as Level 1 include futures, credit default swaps, and puts, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include interest rate and inflation swaps. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were embedded derivatives and include at least one significant non-observable input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

The guaranteed minimum withdrawal benefits (“GMWB”) embedded derivative is carried at fair value in “other long-term investments” and “other liabilities” on the Company’s consolidated balance sheet. The changes in fair value are recorded in earnings as “Realized investment gains (losses) — Derivative financial instruments”. Refer to Note 20, Derivative Financial Instruments for more information related to GMWB embedded derivative gains and losses. The fair value of the GMWB embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using multiple risk neutral stochastic equity scenarios and policyholder behavior assumptions. The risk neutral scenarios are generated using the current swap curve and projected equity volatilities and correlations. The projected equity volatilities are based on a blend of historical volatility and near-term equity market implied volatilities. The equity correlations are based on historical price observations. For policyholder behavior assumptions, expected lapse and utilization assumptions are used and updated

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

for actual experience, as necessary. The Company assumes age-based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR plus a credit spread (to represent the Company’s non-performance risk). As a result of using significant unobservable inputs, the GMWB embedded derivative is categorized as Level 3. These assumptions are reviewed on a quarterly basis.

The Company has assumed and ceded certain blocks of policies under modified coinsurance agreements in which the investment results of the underlying portfolios inure directly to the reinsurers. As a result, these agreements contain embedded derivatives that are reported at fair value. Changes in their fair value are reported in earnings. The investments supporting these agreements are designated as “trading securities”; therefore changes in their fair value are also reported in earnings. The fair value of the embedded is the difference between the policy liabilities, net of policy loans compared to the fair value of the trading securities. As a result, changes in the fair value of the embedded derivatives are largely offset by the changes in fair value of the related investments and each are reported in earnings.

Annuity account balances

The equity indexed annuity (“EIA”) model calculates the present value of future benefit cash flows less the projected future profits to quantify the net liability that is held as a reserve. This calculation is done using multiple risk neutral stochastic equity scenarios. The cash flows are discounted using LIBOR plus a credit spread. Best estimate assumptions are used for partial withdrawals, lapses, expenses and asset earned rate with a risk margin applied to each. These assumptions are reviewed at least annually as a part of the formal unlocking process. If an event were to occur within a quarter that would make the assumptions unreasonable, the assumptions would be reviewed within the quarter.

Included in the chart below are current key assumptions which include risk margins for the Company.

Asset Earned Rate	5.89%
Admin Expense per Policy	$78 to $93 per policy
Partial Withdrawal Rate (for ages less than 70)	2.20%
Partial Withdrawal Rate (for ages 70 and greater)	2.20%
Mortality	65% of 94 GMDB table
Lapse	2.2% to 55% depending on the surrender
charge period
Return on Assets	1.5% to 1.85% depending on the guarantee
period

The discount rate for the equity indexed annuities is based on an upward sloping rate curve which is updated each quarter. The discount rates for December 31, 2011, ranged from a one month rate of 1.94%, a 5 year rate of 3.55%, and a 30 year rate of 5.01%. A credit spread component is also included in the calculation to accommodate non-performance risk.

Separate Accounts

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2011, for which the Company has used significant unobservable inputs (Level 3):

		Total		Total
		Realized and Unrealized		Realized and Unrealized
		Gains		Losses
			Included in		Included in
			Other		Other
	Beginning	Included in	Comprehensive	Included in	Comprehensive
	Balance	Earnings	Income	Earnings	Income
		(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$20	$—	$12	$(4)	$—
Commercial mortgage-backed securities	19,901	—	147	—	(719)
Other asset-backed securities	641,129	4,527	28,873	(8,661)	(50,941)
U.S. government-related securities	15,109	—	—	—	(122)
States, municipals, and political subdivisions	—	—	—	—	—
Other government-related securities	—	—	—	—	—
Corporate bonds	64,996	—	5,216	—	(1,689)
Total fixed maturity securities —
available-for-sale	741,155	4,527	34,248	(8,665)	(53,471)
Fixed maturity securities — trading
Residential mortgage-backed securities	—	—	—	—	—
Commercial mortgage-backed securities	—	—	—	—	—
Other asset-backed securities	59,925	1,213	—	(2,689)	—
U.S. government-related securities	3,442	387	—	(476)	—
States, municipals and political subdivisions	—	—	—	—	—
Other government-related securities	—	—	—	—	—
Corporate bonds	—	611	—	(1,453)	—
Total fixed maturity securities — trading	63,367	2,211	—	(4,618)	—
Total fixed maturity securities	804,522	6,738	34,248	(13,283)	(53,471)
Equity securities	66,592	49	555	—	(1,050)
Other long-term investments(1)	31,765	—	—	(12,662)	—
Short-term investments	—	—	—	—	—
Total investments	902,879	6,787	34,803	(25,945)	(54,521)
Total assets measured at fair value on a
recurring basis	$902,879	$6,787	$34,803	$(25,945)	$(54,521)
Liabilities:
Annuity account balances(2)	$143,264	$—	$—	$(5,850)	$—
Other liabilities(1)	190,529	—	—	(249,757)	—
Total liabilities measured at fair value on a
recurring basis	$333,793	$—	$—	$(255,607)	$—

(1)	Represents certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.

							Total Gains
							(losses)
							included in
							Earnings
							related to
							Instruments
				Transfers			still held at
				in/out of		Ending	the Reporting
Purchases	Sales	Issuances	Settlements	Level 3	Other	Balance	Date
(Dollars In Thousands)
$—	$(12)	$—	$—	$(9)	$—	$7	$—
—	(103)	—	—	(19,224)	(2)	—	—
—	—	—	—	—	(114)	614,813	—
—	—	—	—	—	13	15,000	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
40,000	(3,543)	—	—	14,585	—	119,565	—
40,000	(3,658)	—	—	(4,648)	(103)	749,385	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
3,792	(40,292)	—	—	4,002	2,392	28,343	(937)
—	(3,347)	—	—	—	(6)	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	(37,292)	—	—	38,039	95	—	—
3,792	(80,931)	—	—	42,041	2,481	28,343	(937)
43,792	(84,589)	—	—	37,393	2,378	777,728	(937)
3,962	(49)	—	—	21	—	70,080	—
—	—	—	—	—	—	19,103	(12,662)
—	—	—	—	—	—	—	—
47,754	(84,638)	—	—	37,414	2,378	866,911	(13,599)
$47,754	$(84,638)	$—	$—	$37,414	$2,378	$866,911	$(13,599)
$—	$—	$654	$13,306	$—	$—	$136,462	$—
—	(2,673)	—	—	—	—	437,613	(249,757)
$—	$(2,673)	$654	$13,306	$—	$—	$574,075	$(249,757)

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

For the year ended December 31, 2011, $66.1 million of securities were transferred into Level 3. This amount was transferred from Level 2. These transfers resulted from securities that were priced by independent pricing services or brokers in previous periods, using no significant unobservable inputs, but were priced internally using significant unobservable inputs where market observable inputs were no longer available as of December 31, 2011.

For the year ended December 31, 2011, $28.7 million of securities were transferred out of Level 3. This amount was transferred to Level 2. These transfers resulted from securities that were previously valued using an internal model that utilized significant unobservable inputs but were valued internally or by independent pricing services or brokers, utilizing no significant unobservable inputs. All transfers are recognized as of the end of the reporting period.

For the year ended December 31, 2011, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2011, $17.2 million of securities were transferred out of Level 1. This amount was transferred to Level 2. These transfers resulted from classification corrections made during the year.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2010, for which the Company has used significant unobservable inputs (Level 3):

								Total
								Gains (losses)
								included in
		Total Realized and						Earnings
		Unrealized Gains (losses)						related to
			Included in	Purchases,		Transfers		Instruments
			Other	Issuances, and		in and/or		still held at
	Beginning	Included in	Comprehensive	Settlements		out of	Ending	the Reporting
	Balance	Earnings	Income	(net)		Level 3	Balance	Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities —
available-for-sale
Residential mortgage-backed
securities	$23	$(31)	$(4)	$32		$—	$20	$—
Commercial mortgage-backed
securities	844,535	—	40,064	(843,065	)(3)	(21,633)	19,901	—
Other asset-backed
securities	693,930	5,868	40,122	(89,453)		(9,338)	641,129	—
U.S. government-related
securities	15,102	—	(6)	13		—	15,109	—
States, municipals, and
political subdivisions	—	—	—	—		—	—	—
Other government-related
securities	—	—	—	—		—	—	—
Corporate bonds	86,292	—	2,281	36,832		(60,409)	64,996	—
Total fixed maturity
securities —
available-for-sale	1,639,882	5,837	82,457	(895,641)		(91,380)	741,155	—
Fixed maturity securities —
trading
Residential mortgage-backed
securities	7,244	(1)	—	(3,855)		(3,388)	—	—

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

							Total
							Gains (losses)
							included in
		Total Realized and					Earnings
		Unrealized Gains (losses)					related to
			Included in	Purchases,	Transfers		Instruments
			Other	Issuances, and	in and/or		still held at
	Beginning	Included in	Comprehensive	Settlements	out of	Ending	the Reporting
	Balance	Earnings	Income	(net)	Level 3	Balance	Date
			(Dollars In Thousands)
Commercial mortgage-backed
securities	$—	$—	$—	$—	$—	$—	$—
Other asset-backed securities	47,509	655	—	11,761	—	59,925	168
U.S. government-related
securities	3,310	138	—	(6)	—	3,442	137
States, municipals and political
subdivisions	4,994	77	—	—	(5,071)	—	—
Other government-related
securities	41,965	1,058	—	(47)	(42,976)	—	—
Corporate bonds	67	(66)	—	26,794	(26,795)	—	—
Total fixed maturity
securities — trading	105,089	1,861	—	34,647	(78,230)	63,367	305
Total fixed maturity securities	1,744,971	7,698	82,457	(860,994)	(169,610)	804,522	305
Equity securities	60,203	3,484	(266)	(796)	3,967	66,592	—
Other long-term investments(1)	28,025	3,740	—	—	—	31,765	3,740
Short-term investments	—	—	—	—	—	—	—
Total investments	1,833,199	14,922	82,191	(861,790)	(165,643)	902,879	4,045
Total assets measured at fair
value on a recurring basis	$1,833,199	$14,922	$82,191	$(861,790)	$(165,643)	$902,879	$4,045
Liabilities:
Annuity account balances(2)	$149,893	$(2,046)	$—	$8,675	$—	$143,264	$—
Other liabilities(1)	105,838	(84,691)	—	—	—	190,529	(84,691)
Total liabilities measured at fair
value on a recurring basis	$255,731	$(86,737)	$—	$8,675	$—	$333,793	$(84,691)

(1)	Represents certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.
(3)	Represents mortgage loan held by the trusts that have been consolidated upon the adoption of ASU No. 2009-17.

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the consolidated statements of income (loss) or other comprehensive income (loss) within shareowners’ equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of equity indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of equity indexed annuities.

Estimated Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments as of the periods shown below are as follows:

		As of December 31,
	2011		2010
	Carrying		Carrying
	Amounts	Fair Values	Amounts	Fair Values
		(Dollars In Thousands)
Assets:
Mortgage loans on real estate	$5,351,902	$6,247,959	$4,883,400	$5,326,037
Policy loans	879,819	879,819	793,448	793,448
Liabilities:
Stable value product account balances	$2,769,510	$2,855,614	$3,076,233	$3,163,902
Annuity account balances	10,946,848	10,767,892	10,591,605	10,451,526
Mortgage loan backed certificates	19,755	19,893	61,678	63,127
Non-recourse funding obligations	1,248,600	1,060,275	1,360,800	1,210,894

Except as noted below, fair values were estimated using quoted market prices.

Fair Value Measurements

Mortgage loans on real estate

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company’s current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company’s determined representative risk adjustment assumptions related to nonperformance and liquidity risks.

Policy loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policy holders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the fair value of policy loans approximates carrying value.

Stable value product and Annuity account balances

The Company estimates the fair value of stable value product account balances and annuity account balances using models based on discounted expected cash flows. The discount rates used in the models were based on a current market rate for similar financial instruments.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Non-recourse funding obligations

As of December 31, 2011, the Company estimated the fair value of its non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model were based on a current market yield for similar financial instruments.

20. DERIVATIVE FINANCIAL INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk. These strategies are developed through the Company’s analysis of data from financial simulation models and other internal and industry sources, and are then incorporated into the Company’s risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company attempts to minimize its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by the Company’s risk management department.

Derivatives Related to Interest Rate Risk Management

Derivative instruments that are used as part of the Company’s interest rate risk management strategy include interest rate swaps, interest rate futures, and interest rate caps. The Company’s inflation risk management strategy involves the use of swaps that requires the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index (“CPI”).

Derivatives Related to Risk Mitigation of Variable Annuity Contracts

The Company uses the following types of derivative contracts to mitigate its exposure to certain guaranteed benefits related to variable annuity contracts:

•	Foreign Currency Futures

•	Variance Swaps

•	Interest Rate Futures

•	Equity Options

•	Equity Futures

•	Credit Derivatives

•	Interest Rate Swaps

The Company has sold credit protection under single name credit default swaps and credit default swap indices for which it receives a premium to insure credit risk. Such credit derivatives are a part of the Company’s program to mitigate risks related to certain minimum guaranteed benefits of variable annuity contracts and are designed to offset some portion of the Company’s nonperformance risk. The Company will only make a payment in the event there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less an auction-determined recovery rate,

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

to the percentage extent described. A credit event is generally defined to include material default, bankruptcy, or debt restructuring. The Company’s maximum amount at risk, assuming the value of all referenced credit obligations is zero, equals the notional value of the credit default swaps. As of December 31, 2011, the Company did not have any open credit default swaps.

Other Derivatives

The Company has an interest rate floor agreement and an YRT premium support arrangement with PLC.

Accounting for Derivative Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in “other long-term investments” and “other liabilities” in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists.

For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company’s hedge relationships is assessed on a quarterly basis.

The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in “Realized investment gains (losses) — Derivative financial instruments”.

Derivative Instruments Designated and Qualifying as Hedging Instruments

Cash-Flow Hedges

•
In connection with the issuance of inflation-adjusted funding agreements, the Company has entered into swaps to essentially convert the floating CPI-linked interest rate on these agreements to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate primarily determined by the period’s change in the CPI. The amounts that are received on the swaps are almost equal to the amounts that are paid on the agreements.

•
The Company has entered into an interest rate swap to convert LIBOR-based floating rate interest payments on a certain funding agreement to fixed rate interest payments. This structure is basically the same as that described regarding the CPI-based agreements and swaps.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Derivative Instruments Not Designated and Not Qualifying as Hedging Instruments

The Company uses various other derivative instruments for risk management purposes that do not qualify for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

Derivatives related to variable annuity contracts

•
The Company uses equity, interest rate, and currency futures to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility. The equity futures resulted in net pre-tax losses of $30.1 million and $42.3 million and interest rate futures resulted in pre-tax gains of $164.2 million and a pre-tax loss of $11.8 million for the years ended December 31, 2011 and 2010, respectively. Currency futures resulted in net pre-tax gains of $3.0 million, for the year ended December 31, 2011.

•
The Company uses equity options, volatility swaps, and interest rate swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity markets and overall volatility. The equity options resulted in net pre-tax losses of $15.1 million and $1.8 million, the volatility swaps resulted in net pre-tax losses of $0.2 million and $2.4 million for the years ended December 31, 2011 and 2010, respectively. The interest rate swaps resulted in a net pre-tax gain of $7.7 million for the year ended December 31, 2011. Such interest rate swaps were not held during the year ended December 31, 2010.

•
The Company entered into credit default swaps to partially mitigate the Company’s non-performance risk related to certain guaranteed minimum withdrawal benefits within our variable annuity products. The Company reported net pre-tax losses of $7.9 million for the year ended December 31, 2011. Net settlements received were $2.5 million, offset by termination losses of $10.4 million. As of December 31, 2011, the Company did not hold any remaining credit default swaps.

•
The Company markets certain variable annuity products with a GMWB rider. The GMWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract. The Company recognized pre-tax losses of $127.5 million and $5.7 million for the years ended December 31, 2011 and 2010, respectively, related to these embedded derivatives.

Other Derivatives

•
The Company uses certain interest rate swaps to mitigate the price volatility of fixed maturities. The Company recognized pre-tax losses of $11.3 million and $8.4 million on interest rate swaps for the year ended December 31, 2011 and 2010, respectively. The net losses for the year ended December 31, 2011, were the result of $10.4 million in realized losses due to terminations, $3.1 million in realized losses due to interest settlements, and $2.2 million in unrealized gains.

•
The Company purchased interest rate caps during the year ended December 31, 2011, to mitigate the Company’s credit risk with respect to the Company’s LIBOR exposure and the potential impact of European financial market distress. These caps resulted in net pre-tax losses of $2.8 million for the year ended December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

•
The Company has an interest rate floor agreement and a yearly renewable term (“YRT”) premium support arrangement with PLC. The Company recognized pre-tax losses of $0.3 million and $4.8 million for the years ended December 31, 2011 and 2010, respectively, related to the interest rate floor agreement. There are no YRT premium support arrangement gains or losses for the year ended December 31, 2011.

•
The Company uses other types of derivatives to manage risk related to other exposures. The Company recognized pre-tax losses of $0.5 million for the year ended December 31, 2011. The Company recognized gains of $0.8 million for the year ended December 31, 2010.

•
The Company is involved in various modified coinsurance and funds withheld arrangements which contain embedded derivatives. Changes in their fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had mark-to-market changes which substantially offset the gains or losses on these embedded derivatives. The Company recognized pre-tax losses of $134.3 million and $68.0 million for the years ended December 31, 2011 and 2010, respectively.

The tables below present information about the nature and accounting treatment of the Company’s primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

		As of December 31,
	2011		2010
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
	(Dollars In Thousands)
Other long-term investments
Cash flow hedges:
Inflation	$7,068	$1	$—	$—
Derivatives not designated as hedging instruments:
Interest rate swaps	125,000	5,118	25,000	3,808
Interest rate floors/YRT premium support arrangements	796,713	6,400	770,261	6,700
Embedded derivative — Modco reinsurance treaties	30,001	2,038	29,563	2,687
Embedded derivative — GMWB	826,790	10,665	1,099,902	22,378
Interest rate futures	615,445	6,393	—	—
Equity futures	49,631	837	—	—
Currency futures	57,912	976	—	—
Interest rate caps	3,000,000	2,666	—	—
Other	440,224	19,551	95,000	6,794
	$5,948,784	$54,645	$2,019,726	$42,367
Other liabilities
Cash flow hedges:
Inflation	$244,399	$8,863	$293,379	$12,005
Interest rate	75,000	3,443	75,000	6,747
Derivatives not designated as hedging instruments:
Interest rate swaps	25,000	3,064	110,000	9,137
Embedded derivative — Modco reinsurance treaties	2,761,686	279,799	2,842,862	146,105
Embedded derivative — GMWB	3,741,688	157,813	1,494,657	41,990
Interest rate futures	270,019	1,148	598,357	16,764
Equity futures	189,765	1,454	327,321	7,231
Currency futures	14,348	126	—	—
Other	—	—	338,438	2,433
	$7,321,905	$455,710	$6,080,014	$242,412

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Gain (Loss) on Derivatives in Cash Flow Relationship

		For The Year Ended December 31,
		2011			2010
	Realized	Benefits		Realized	Benefits
	investment	and	Other	investment	and	Other
	gains	settlement	comprehensive	gains	settlement	comprehensive
	(losses)	expenses	income (loss)	(losses)	expenses	income (loss)
			(Dollars In Thousands)
Gain (loss) recognized in
other comprehensive
income (loss)
(effective portion):
Interest rate	$—	$—	$(272)	$—	$—	$(2,979)
Inflation	—	—	2,468	—	—	3,494
Gain (loss) reclassified
from accumulated
other comprehensive
income (loss) into
income
(effective portion):
Interest rate	$—	$(3,581)	$—	$—	$(6,650)	$—
Inflation	—	(276)	—	—	(3,303)	—
Gain (loss) recognized
in income
(ineffective portion):
Inflation	$(359)	$—	$—	$116	$—	$—

Based on the expected cash flows of the underlying hedged items, the Company expects to reclassify $4.6 million out of accumulated other comprehensive income (loss) into earnings during the next twelve months.

Realized investment gains (losses) — derivative financial instruments

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Derivatives related to variable annuity contracts:
Interest rate futures — VA	$164,221	$(11,778)	$—
Equity futures — VA	(30,061)	(42,258)	—
Currency futures — VA	2,977	—	—
Volatility swaps — VA	(239)	(2,433)	—
Equity options — VA	(15,051)	(1,824)	—
Interest rate swaps — VA	7,718	—	—
Credit default swaps — VA	(7,851)	—	—

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

	For The Year Ended December 31,
	2011	2010	2009
Embedded derivative — GMWB	$(127,537)	$(5,728)	$19,722
Total derivatives related to variable
annuity contracts	(5,823)	(64,021)	19,722
Embedded derivative — Modco reinsurance treaties	(134,340)	(67,989)	(252,698)
Interest rate swaps	(11,264)	(8,427)	39,317
Interest rate caps	(2,801)	—	—
Interest rate futures	—	—	6,889
Interest rate floors/YRT premium
suuport arrangements	(300)	(4,800)	4,300
Other derivatives	(477)	799	5,590
Total realized gains (losses) — derivatives	$(155,005)	$(144,438)	$(176,880)

Realized investment gains (losses) — all other investments
	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Modco trading portfolio(1)	$164,224	$109,399	$285,178

(1)	The Company elected to include the use of alternate disclosures for trading activities

21.OPERATING SEGMENTS

The Company has several operating segments each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments, as prescribed in the ASC Segment Reporting Topic, and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

•
The Life Marketing segment markets UL, variable universal life, bank-owned life insurance (“BOLI”), and level premium term insurance (“traditional”) products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.

•
The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment’s primary focus is on life insurance policies and annuity products that were sold to individuals. In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or insurance companies. The level of the segment’s acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisitions segment are typically “closed” blocks of business (no new policies are being marketed). Therefore earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

•	The Annuities segment markets fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. OPERATING SEGMENTS — (Continued)

•
The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank (“FHLB”), and markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the “SEC”) which offered notes to both institutional and retail investors.

•
The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers’ investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection (“GAP”) product. GAP coverage covers the difference between the loan pay-off amount and an asset’s actual cash value in the case of a total loss.

•
The Corporate and Other segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above and a trading portfolio that was previously part of a variable interest entity. This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations.

The Company uses the same accounting policies and procedures to measure segment operating income (loss) and assets as it uses to measure consolidated net income and assets. Segment operating income (loss) is income before income tax excluding net realized investment gains and losses (net of the related amortization of DAC and VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of operating income because the derivatives are used to mitigate risk in items affecting consolidated and segment operating income (loss). Segment operating income (loss) represents the basis on which the performance of the Company’s business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

During the first quarter of 2010, the Company recorded a $7.8 million decrease in reserves related to the final settlement in the runoff Lender’s Indemnity line of business within the Asset Protection Division.

During the first quarter of 2011, the Company recorded $8.5 million of pre-tax earnings in the Corporate and Other business segment relating to the settlement of a dispute with respect to certain investments.

There were no significant intersegment transactions during the years ended December 31, 2011, 2010, and 2009.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. OPERATING SEGMENTS — (Continued)

The following tables summarize financial information for the Company’s segments:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Revenues
Life Marketing	$1,193,927	$1,127,924	$1,016,321
Acquisitions	982,821	761,344	777,181
Annuities	633,185	500,697	507,267
Stable Value Products	170,455	168,127	220,857
Asset Protection	282,587	269,597	271,749
Corporate and Other	145,610	109,295	134,713
Total revenues	$3,408,585	$2,936,984	$2,928,088
Segment Operating Income (Loss)
Life Marketing	$116,261	$147,101	$139,385
Acquisitions	157,393	111,143	133,760
Annuities	109,875	49,847	53,258
Stable Value Products	56,780	39,207	61,963
Asset Protection	16,147	22,673	16,114
Corporate and Other	6,985	(13,458)	92,238
Total segment operating income	463,441	356,513	496,718
Realized investment (losses) gains — investments(1)(3)	197,692	111,915	129,021
Realized investment (losses) gains — derivatives(2)	(149,182)	(81,161)	(200,705)
Income tax (expense) benefit	(164,517)	(129,029)	(147,563)
Net income	$347,434	$258,238	$277,471

(1) Realized investment (losses) gains — investments	$200,432	$117,056	$123,818
Less: related amortization of DAC	2,740	5,141	(5,203)
	$197,692	$111,915	$129,021
(2) Realized investment gains (losses) — derivatives	$(155,005)	$(144,438)	$(176,880)
Less: settlements on certain interest rate swaps	—	168	1,205
Less: derivative activity related to certain annuities	(5,823)	(63,445)	22,620
	$(149,182)	$(81,161)	$(200,705)
Net investment income
Life Marketing	$446,014	$387,953	$361,921
Acquisitions	529,261	458,703	479,743
Annuities	507,229	482,264	440,096
Stable Value Products	145,150	171,327	221,688
Asset Protection	21,650	23,959	28,448
Corporate and Other	104,140	100,639	71,167
Total net investment income	$1,753,444	$1,624,845	$1,603,063
Amortization of DAC and VOBA
Life Marketing	$120,884	$91,363	$144,125
Acquisitions	75,041	64,410	59,025
Annuities	71,060	(3,182)	81,928
Stable Value Products	4,556	5,430	3,471
Asset Protection	26,255	29,540	29,908
Corporate and Other	2,654	1,694	1,900
Total amortization of DAC and VOBA	$300,450	$189,255	$320,357

(3)	Includes other-than-temporary impairments of $47.3 million, $41.4 million, and $179.9 million for the year ended December 31, 2011, 2010, and 2009, respectively.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. OPERATING SEGMENTS — (Continued)

		Operating Segment Assets
		As of December 31, 2011
		(Dollars In Thousands)
	Life			Stable Value
	Marketing	Acquisitions	Annuities	Products
Investments and other assets	$10,453,448	$11,471,856	$14,872,173	$ 2,767,163
Deferred policy acquisition costs and
value of business acquired	2,582,687	824,277	548,494	2,347
Goodwill	—	38,713	—	—
Total assets	$13,036,135	$12,334,846	$15,420,667	$ 2,769,510
	Asset	Corporate		Total
	Protection	and Other	Adjustments	Consolidated
Investments and other assets	$ 703,399	$ 8,403,562	$ 21,491	$48,693,092
Deferred policy acquisition costs and
value of business acquired	52,519	1,612	—	4,011,936
Goodwill	48,158	—	—	86,871
Total assets	$ 804,076	$ 8,405,174	$ 21,491	$52,791,899

		Operating Segment Assets
		As of December 31, 2010
		(Dollars In Thousands)
	Life			Stable Value
	Marketing	Acquisitions	Annuities	Products
Investments and other assets	$ 9,623,944	$10,270,540	$12,603,533	$ 3,069,330
Deferred policy acquisition costs and
value of business acquired	2,475,621	810,681	471,163	6,903
Goodwill	—	41,812	—	—
Total assets	$12,099,565	$11,123,033	$13,074,696	$ 3,076,233
	Asset	Corporate		Total
	Protection	and Other	Adjustments	Consolidated
Investments and other assets	$ 677,297	$ 7,295,429	$ 23,686	$43,563,759
Deferred policy acquisition costs and
value of business acquired	54,707	3,497	—	3,822,572
Goodwill	48,158	—	—	89,970
Total assets	$ 780,162	$ 7,298,926	$ 23,686	$47,476,301

22. CONSOLIDATED QUARTERLY RESULTS —UNAUDITED

The Company’s unaudited consolidated quarterly operating data for the years ended December 31, 2011 and 2010 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. CONSOLIDATED QUARTERLY RESULTS — UNAUDITED — (Continued)

years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowner’s equity, and cash flows for a period of several quarters.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
		(Dollars In Thousands)
2011
Premiums and policy fees	$662,256	$712,472	$693,161	$716,245
Reinsurance ceded	(324,417)	(356,603)	(319,732)	(363,162)
Net of reinsurance ceded	337,839	355,869	373,429	353,083
Net investment income	427,311	434,425	445,928	445,780
Realized investment gains (losses)	(7,986)	19,974	31,880	1,559
Other income	43,863	56,107	47,262	42,262
Total revenues	801,027	866,375	898,499	842,684
Benefits and expenses	692,304	717,780	767,024	719,526
Income before income tax	108,723	148,595	131,475	123,158
Income tax expense	37,965	51,546	42,739	32,267
Net income	$70,758	$97,049	$88,736	$90,891

2010
Premiums and policy fees	$624,835	$675,205	$636,239	$673,078
Reinsurance ceded	(299,914)	(372,925)	(326,716)	(381,157)
Net of reinsurance ceded	324,921	302,280	309,523	291,921
Net investment income	398,188	408,548	413,377	404,732
Realized investment gains (losses)	13,291	(67,386)	8,664	18,049
Other income	22,557	25,205	30,579	32,535
Total revenues	758,957	668,647	762,143	747,237
Benefits and expenses	647,484	606,478	659,938	635,817
Income before income tax	111,473	62,169	102,205	111,420
Income tax expense	35,296	21,555	34,557	37,621
Net income	$76,177	$40,614	$67,648	$73,799

23. SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2011, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

In January of 2012, the Company repurchased $91.7 million of its outstanding non-recourse funding obligations. These repurchases resulted in a $29.3 million pre-tax gain for the Company.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

								Amortization
								of
				Stable				Deferred
	Deferred			Value				Policy
	Policy			Products,				Acquisitions
	Acquisition			Annuity				Costs
	Costs	Future		Contracts	Net			and
	and	Policy		and	Premiums		Benefits	Value
	Value of	Benefits		Other	and	Net	and	of	Other
	Businesses	and	Unearned	Policyholders’	Policy	Investment	Settlement	Businesses	Operating	Premiums
Segment	Acquired	Claims	Premiums	Funds	Fees	Income(1)	Expenses	Acquired	Expenses(1)	Written(2)
(Dollars In Thousands)
For The Year Ended December 31, 2011:
Life Marketing	$2,582,687	$11,755,841	$589,027	$274,870	$744,819	$446,014	$978,098	$120,884	$(21,316)	$196
Acquisitions	824,277	7,804,207	6,792	3,669,366	414,823	529,261	662,293	75,041	55,792	22,386
Annuities	548,494	1,175,690	103,314	7,497,370	68,319	507,229	390,788	71,060	53,867	—
Stable Value
Products	2,347	—	—	2,769,510	—	145,150	81,256	4,556	2,557	—
Asset
Protection	52,519	53,987	517,274	1,645	170,898	21,650	88,257	26,255	151,928	161,387
Corporate
and Other	1,612	78,002	1,851	50,113	21,361	104,140	21,528	2,654	131,136	21,107
Total	$4,011,936	$20,867,727	$1,218,258	$14,262,874	$1,420,220	$1,753,444	$2,222,220	$300,450	$373,964	$205,076

For The Year Ended December 31, 2010:
Life Marketing	$2,475,621	$10,910,433	$520,589	$275,325	$736,252	$387,953	$921,765	$91,363	$(32,305)	$246
Acquisitions	810,681	6,241,033	16,329	3,857,946	246,698	458,703	512,433	64,410	25,559	766
Annuities	471,163	1,231,374	93,609	6,985,784	42,650	482,264	407,455	(3,182)	39,285	—
Stable Value
Products	6,903	—	—	3,076,233	—	171,327	123,365	5,430	3,325	—
Asset
Protection	54,707	63,357	509,273	2,258	178,883	23,959	86,799	29,540	130,585	168,762
Corporate
and Other	3,497	84,068	2,125	48,216	24,162	100,639	24,575	1,694	117,621	23,961
Total	$3,822,572	$18,530,265	$1,141,925	$14,245,762	$1,228,645	$1,624,845	$2,076,392	$189,255	$284,070	$193,735

For The Year Ended December 31, 2009:
Life Marketing	$2,277,256	$9,969,274	$539,061	$234,467	$653,441	$361,921	$782,372	$144,125	$(49,561)	$492
Acquisitions	839,829	5,878,326	21,805	3,896,074	261,516	479,743	532,992	59,025	14,768	854
Annuities	430,704	1,296,249	54,748	6,248,437	33,831	440,096	350,850	81,928	28,089	—
Stable Value
Products	12,112	—	—	3,581,150	—	221,688	154,555	3,471	3,565	—
Asset
Protection	59,821	95,507	558,464	2,379	190,292	28,448	109,381	29,908	116,346	178,530
Corporate
and Other	5,549	63,974	2,344	44,635	26,564	71,167	29,896	1,900	109,444	26,413
Adjustments(3)	—	23,429	—	—	—	—	—	—	—	—
Total	$3,625,271	$17,326,759	$1,176,422	$14,007,142	$1,165,644	$1,603,063	$1,960,046	$320,357	$222,651	$206,289

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2)	Excludes Life Insurance
(3)	Balance sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV — REINSURANCE
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

			Assumed			Percentage of
		Ceded to	from			Amount
	Gross	Other	Other	Net		Assumed to
	Amount	Companies	Companies	Amount		Net
		(Dollars In Thousands)
For The Year Ended December 31, 2011:
Life insurance in-force	$728,670,260	$469,530,487	$32,812,882	$291,952,655		11.2%
Premiums and policy fees:
Life insurance	2,245,359	1,278,273	248,467	1,215,553	(1)	20.4
Accident/health insurance	43,161	14,415	21,719	50,465		43.0
Property and liability
insurance	219,267	71,225	6,160	154,202		4.0
Total	$2,507,787	$1,363,913	$276,346	$1,420,220

For The Year Ended December 31, 2010:
Life insurance in-force	$753,518,782	$495,056,077	$18,799,243	$277,261,948	6.8
Premiums and policy fees:
Life insurance	2,153,318	1,284,504	166,606	1,035,420	16.1
Accident/health insurance	49,520	17,323	63	32,260	0.2
Property and liability
insurance	232,744	78,885	7,106	160,965	4.4
Total	$2,435,582	$1,380,712	$173,775	$1,228,645

For The Year Ended December 31, 2009:
Life insurance in-force	$755,263,432	$515,136,471	$19,826,424	$259,953,385	7.6
Premiums and policy fees:
Life insurance	2,135,750	1,350,061	113,306	898,995	12.6
Accident/health insurance	59,202	21,859	126	37,469	0.3
Property and liability
insurance	298,832	137,116	67,464	229,180	29.4
Total	$2,493,784	$1,509,036	$180,896	$1,165,644

(1)	Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

		Additions
	Balance	Charged to			Balance
	at beginning	costs and	Charges to		at end of
Description	of period	expenses	other accounts	Deductions	period
		(Dollars In Thousands)
2011
Allowance for losses on commercial
mortgage loans	$11,650	$9,603	$—	$(16,278)	$4,975
2010
Allowance for losses on commercial
mortgage loans	$1,725	$11,071	$—	$(1,146)	$11,650
2009
Allowance for losses on commercial
mortgage loans	$2,230	$3,320	$—	$(3,825)	$1,725
Bad debt reserve associated with Lender’s
Indemnity product line	30,611	—	—	(30,611)	—

PART C: OTHER INFORMATION
Item 24. Financial Statements and Exhibits
(a) Financial Statements
All required financial statements are included in Part B of this Registration Statement.
(b) Exhibits
(1)	Resolution of the Board of Directors of United Investors Life Insurance Company (“United Investors”)
authorizing establishment of the Titanium Annuity Variable Account.(2)
(2)	Custody Agreements: Not Applicable.
(3)	(a)	Principal Underwriting Agreements.(1)
(1) United Securities Alliance, Inc. Agreements(1)
(a) Distribution Agreement(1)
(b) Selling Group Agreement(3)
(c) Amendment to Distribution Agreement(9)
	(b)	Form of Broker-Dealer Sales Agreements.(5)
	(c)	Commission Schedules.(5)
(4)	(a)	Annuity Policy, Form TVA.(2)
	(b)	Free Look Endorsement, Form VFRL.(6)
	(c)	Individual Retirement Annuity Endorsement, Form IRAVA.(6)
	(d)	Individual Retirement Annuity Endorsement, Form IRAA02.(7)
	(e)	Roth Individual Retirement Annuity Endorsement, Form RIRA02.(7)
(5)	Application.(5)
(6)	(a)	Amended and Restated Certificate of Incorporation of United Investors.(12)
	(b)	Amended and Restated By-Laws of United Investors.(12)
	(c)	2011 Amended and Restated Charter of Protective Life Insurance Company (13)
	(d)	2011 Amended and Restated By-Laws of Protective Life Insurance Company (13)
	(e)	2011 Certificate of Amended and Restated Charter for Protective Life Insurance Company (13)
	(f)	Agreement and Plan of Merger (Protective Life Insurance Company and United Investors Life
Insurance Company) (13)
	(g)	Articles of Merger of United Investors Life Insurance Company with and into Protective Life
Insurance Company (13)
(7)	Reinsurance Contracts: Not Applicable
(8)	(a)	Other Material Contracts
(1) Form of AIM Variable Insurance Funds, Inc. (Invesco Variable Insurance Funds) (14)
(2) The Alger American Fund.(14)
(3) Scudder Investments VIT Funds.
(a) Scudder Investments VIT Funds Participation Agreement(5) i. Amendment to
Participation Agreement for Scudder Investments VIT Funds(8) ii. Amendment to
Participation Agreement for Scudder Investments VIT Funds(9)
(b) Rule 22c-2 SGA Amendment(11)
(c) Amendment to Participation Agreement.(14)
(4) Dreyfus Variable Investment Fund and The Dreyfus Socially Responsible Growth Fund, Inc.
(a) Dreyfus Variable Investment Fund and The Dreyfus Socially Responsible Growth
Fund, Inc. Participation Agreement(5)
(b) 2006 Supplemental Agreement(11)
(c) Amendment to Participation Agreement dated April 15, 2011.(14)
(d) Amendment to Participation Agreement dated July 2, 2012.(14)
(5) Form of MFS Variable Insurance Trust.(14)

C–1

	(6)	Franklin Templeton Variable Insurance Products Trust.
		(a)	Franklin Templeton Variable Insurance Products Trust Participation Agreement(14)
			i.	Amendment to Participation Agreement for Franklin Templeton Variable
Insurance Products Trust.(14)
			ii.	Amendment to Participation Agreement for Franklin Templeton Variable
Insurance Products Trust.(14)
			iii.	Amendment to Participation Agreement for Franklin Templeton Variable
Insurance Products Trust.(14)
			iv.	Amendment to Participation Agreement for Franklin Templeton Variable
Insurance Products Trust.(14)
			(v.)	Amendment to Participation Agreement for Franklin Templeton Variable
Insurance Products Trust (14)
			(vi.)	Amendment to Participation Agreement for Franklin Templeton Variable
Insurance Products Trust (14)
			(vii.)	Amendment to Participation Agreement for Franklin Templeton Variable
Insurance Products Trust (14)
	(7)	Wells Fargo Variable Trust (14)
(9) Opinion and Consent of Counsel.*
(10) (a)	Consent of Sutherland Asbill & Brennan LLP.*
(b)	Consent of Independent Registered Public Accounting Firm.
(1) PricewaterhouseCoopers*
(2) Deloitte and Touche LLP*
(11) Financial Statements omitted from Item 23: Not Applicable.
(12) Agreements/Understandings for providing initial capital: Not Applicable.
(13) Performance Data Calculations.(5)
(14) Power of Attorney(*)

*	Filed herewith.
(1)	Incorporated herein by reference to the Exhibit filed electronically with Post-Effective Amendment No. 1 to Form S-6 Registration Statement, File No. 333-89875, filed on April 27, 2000.
(2)
Incorporated herein by reference to the Exhibit filed with the Initial Registration Statement on Form N-4 (File No. 333-43022) filed on behalf of the Titanium Annuity Variable Account on August 4, 2000.

(3)	Incorporated herein by reference to the Exhibit filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-89875) filed on January 26, 2000.
(4)
Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File No. 333-12507) filed on behalf of the RetireMAP Variable Account on April 27, 2000.

(5)
Incorporated herein by reference to the Exhibit filed with Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43022) filed on behalf of the Titanium Annuity Variable Account on October 13, 2000.

(6)
Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-43022) filed on behalf of the Titanium Annuity Variable Account on April 29, 2002.

(7)
Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 (File No. 333-43022) filed on behalf of the Titanium Variable Account on April 30, 2003.

(8)
Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 7 to the Registration Statement on Form N-6 (File No. 333-89875) filed on behalf of the Titanium Universal Life Variable Account on December 5, 2003.

(9)
Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 (File No. 333-89875) filed on behalf of the Titanium Universal Life Variable Account on May 2, 2005.

C–2

(10)
Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 10 to the Registration Statement on Form N-6 (File No. 333-89875) filed on behalf of the Titanium Universal Life Variable Account on December 14, 2005.

(11)
Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 12 to the Registration Statement on form N-6 (File No. 333-89875) filed on behalf of the Titanium Universal Life Variable Account on April 27, 2007.

(12)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 16 to the Registration Statement on Form N-6 (File No. 333-26505) filed on April 29, 2011.
(13)	Incorporated herein by reference to the Exhibit filed with the Registration Statement on Form N-4 (File No. 811-5013) filed on behalf of the United Investors Annuity Variable Account on July 2, 2012.
(14)	Incorporated herein by reference to the Registration Statement on Form N-6 (File No. 811-9657) filed on behalf of the Titanium Universal Life Variable Account on July 2, 2012.

C–3

Item 25. Directors and Officers of the Depositor
Name and Principal Business Address*	Position and Offices with Depositor
John D. Johns	Chairman of the Board, Chief Executive Officer, President,
and Director
Richard J. Bielen	Vice Chairman and Chief Financial Officer and Director
Carl S. Thigpen	Executive Vice President and Chief Investment Officer
Deborah J. Long	Executive Vice President, General Counsel, and Secretary
Carolyn M. Johnson	Executive Vice President, Chief Operating Officer and Director
Carolyn King	Senior Vice President, Acquisitions and Corporate Development
John Sawyer	Senior Vice President and Chief Distribution Officer
John F. Simon	Senior Vice President and Chief Product Actuary
Lance Black	Senior Vice President and Treasurer
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary
Judy Wilson	Senior Vice President, Stable Value Products
Steven G. Walker	Senior Vice President and Controller and Chief Accounting Officer
Phil Passafiume	Senior Vice President and Director, Fixed Income
Nancy Kane	Senior Vice President, and Senior Associate Counsel
Robert Bedwell	Senior Vice President, Mortgage Loans
Frank Sottosanti	Senior Vice President and Chief Marketing Officer
Mark Cyphert	Senior Vice President and Chief Information and
Operations Officer
Stephane Goyer	Senior Vice President
Scott Karchunas	Senior Vice President, Sales and Marketing, APD

* The principal business address of each person listed is Protective Life Insurance Company, 2801 Highway 280
South, Birmingham, Alabama 35223.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     The Registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation (PLC). Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by PLC may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of PLC for the fiscal year ended December 31, 2011 (File No. 001-11339) filed with the Commission on February 28, 2012.

Item 27. Number of Policy Owners

As of May 31, 2012, there were 514 owners of the policies.

Item 28. Indemnification

     Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best

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[Missing Graphic Reference]

interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

     In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a)
Other Activity. From July 1, 2012, Investment Distributors, Inc. was the principal underwriter of the policies. From February 1, 2010 until June 30, 2012, Comerica Securities, Inc., was the principal underwriter of the policies. From February 1, 2009 to February 1, 2010, Sterne Agee Financial Services, Inc. was the principal underwriter of the policies. Prior to February 1, 2009, United Securities Alliance, Inc. was the principal underwriter of the policies.

(b)	Management. The following table provides certain information with respect to the principal officers and directors of Investment Distributors, Inc.:

Name and Principal
Business Address*	Position and Offices	Position and Offices with Registrant
Edwin V. Caldwell	Director	Vice President New Business Operation, Life and
Annuity Division
Barry K. Brown	Assistant Secretary	Second Vice President, LLC Commissions
Steve M. Callaway	Chief Compliance Officer,	None
Secretary and Director
Julena Johnson	Assistant Compliance Officer	Senior Compliance Analyst II
Carol Majewski	Assistant Compliance Officer	Director II, Compliance Officer
Letitia Morsch	Assistant Secretary	Second Vice President, Annuity and VUL Administration
Lawrence Debnar	Assistant Financial Officer	Vice President, Financial Reporting
Joseph F. Gilmer	Chief Financial Officer	Assistant Vice President, Annuity Financial Reporting

* Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham,
Alabama 35223

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(c) Compensation from the Registrant. The following commissions and other compensation were received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year ended December 31, 2011:

		(3)
	(2)	Compensation on
(1)	Net Underwriting	Events Occasioning the	(4)	(5)
Name of Principal	Discounts	Deduction of a	Brokerage	Other
Underwriter	and Commissions	Deferred Sales Load	Commissions	Compensation
Investment Distributors, Inc.	$ 0	None	N/A	None
Comerica Securities, Inc.	$26,195	None	N/A	None

Item 30. Location of Accounts and Records

     All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Protective Life at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31. Management Services

All management contracts are discussed in Part A or Part B.

Item 32. Undertakings

     (a) Registrant undertakes that it will file a Post-Effective Amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Protective Life at the address or phone number listed in the Prospectus.

     (d) Protective Life Insurance Company represents that the fees and charges deducted under the annuity policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

STATEMENT PURSUANT TO RULE 6c-7

     Protective Life and the Variable Account rely on 17 C.F.R. Sections 270.6c-7 and represent that the provisions of that Rule have been or will be complied with. Accordingly, Protective Life and the Variable Account are exempt from the provisions of Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 with respect to any variable annuity contract participating in such account to the extent necessary to permit compliance with the Texas Optional Retirement Program.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Birmingham and the State of Alabama, on the 2nd day of July, 2012.

TITANIUM ANNUITY VARIABLE ACCOUNT
(REGISTRANT)

By:	/s/ John D. Johns
John D. Johns
President

By:	PROTECTIVE LIFE INSURANCE COMPANY
(DEPOSITOR)

By:	/s/ John D. Johns
John D. Johns
President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ JOHN D. JOHNS	Chairman of the Board,	July 2, 2012
JOHN D. JOHNS	President and Director

*	Vice Chairman, Chief Financial Officer	July 2, 2012
RICHARD J. BIELEN	and Director

*	Senior Vice President, Controller, and	July 2, 2012
STEVEN G. WALKER	Chief Accounting Officer

*	Director	July 2, 2012
CAROLYN JOHNSON

*BY: /S/ MAX BERUEFFY
Max Berueffy		July 2, 2012
Attorney-in-Fact

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